Exhibit 96.1

TECHNICAL REPORT SUMMARY
UPDATED INITIAL ASSESSMENT
LITHIUM AND LCE
MINERAL RESOURCE ESTIMATE

COMPASS MINERALS INTERNATIONAL, INC.
GSL / OGDEN SITE
OGDEN, UTAH, USA

Effective Date: March 3, 2022
Initial Report Date: July 13, 2021

Updated Report Date: September 14, 2022

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Figure 11.3: Calculated Lithium Mass Loading, Individual Sites, Great Salt Lake North Arm	89
Figure 11.4: Calculated Lithium Mass Loading, Individual Sites, Great Salt Lake South Arm	89
Figure 11.5: Calculated Lithium Mass Loading, Combined Sites, Great Salt Lake North Arm	90
Figure 11.6: Calculated Lithium Mass Loading, Combined Sites, Great Salt Lake South Arm	90
Figure 11.7: Consolidated Lithium Mass Load Data	91
Figure 11.8: Voronoi Polygons utilized for Pond 1b Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer	98
Figure 11.9: Voronoi Polygons utilized for Pond 96 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer	101
Figure 11.10: Voronoi Polygons utilized for Pond 97 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer	104
Figure 11.11: Voronoi Polygons utilized for Pond 98 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer	107
Figure 11.12: Pond 113 Voronoi Polygons Color Shaded to Show Spatial Distribution of Lithium Concentrations in Brine within the Halite Aquifer	110
Figure 11.13: Voronoi Polygons utilized for Pond 1b Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer	115
Figure 13.1: West Ponds Operation	124
Figure 13.2: West Ponds Interstitial Brine Operation	125
Figure 13.3: Conceptual Operational Schematic	126
Figure 13.4: PS-1/ Promontory Point / East Ponds	127
Figure 13.5: East Ponds	128
Figure 13.6: East Ponds IB and Lithium Operations	129
Figure 13.7: Production Schedule	131
Figure 13.8: Final Mine Map	133
Figure 13.9: Rip-Rap Cluster Islands at Mine Closure	134
Figure 14.1: Project Process Flow Diagram	136
Figure 15.1: Ogden Site Map	139
Figure 15.2: Key Infrastructure: SOP Plant Area and East Ponds	140
Figure 15.3: Key Infrastructure: West Ponds	141
Figure 15.4: Key Infrastructure: Rail Facilities	143
Figure 15.5: Existing Power Supply Sources	152
Figure 15.6: Power Supply Option Rocky Mountain Power	153
Figure 15.7: Power Supply Option NG Generation	154
Figure 15.8: West Ponds Proposed Infrastructure Overview	155
Figure 15.9: West Ponds Interstitial Brine (IB) Infrastructure	156

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Figure 15.10: East Ponds Interstitial Brine (IB) Infrastructure	157
Figure 16.1: Lithium Supply / Demand Forecast	159
Figure 16.2: LCE Carbonate Price Estimates through 2040	160
Figure 16.3: LiOH Price Estimate through 2040	160
Figure 20.1: Leasable Areas of the GSL	180
Figure 20.2: Sovereign Land Classifications	181

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List of Abbreviations
Abbreviation	Unit or Term
%	percent
~	approximately
°	degree
AMSL	Above mean sea level
Ac-ft	Acre-feet
cfs	Cubic feet per second
EA	Environmental Assessment
EIS	environmental impact statement or environmental impact study
FEL	Front-End Loading
ft	foot or feet
g	Gram
G&A	general and administrative
g/t	grams per ton
gpm	gallons per minute
GSL	Great Salt Lake
h or hr	hour(s)
koz	thousand ounces
kt	thousand tons
L/s	liters per second
lb	pound or pounds
MG	Million gallons
Mg/L	Milligrams per liter
min	minute
Mt	million tons
sec	second
SMU	selective mining unit
SRM	standard reference material
STM	short term modeling
t	tonne(s) (2,204.6 lb)
tpa	tonnes per annum
t/d	tons per day
t/h	tons per hour
t/y	tons per year
UGS	Utah Geological Survey
USGS	United States Geological Survey
US$	United States Dollar
y or yr	Year
USGS	United States Geological Survey
US$	United States Dollar
y or yr	Year

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1	Executive Summary
The Ogden facility is a production stage property that separates and processes potassium, sodium and magnesium salts from brine sourced from the Great Salt Lake in Utah. The primary product currently produced at the Ogden facility is sulfate of potash (“SOP”) (which is a potassium-rich salt used as plant fertilizer), with coproduct production of sodium chloride (which is used for highway deicing and chemical applications) and magnesium chloride (which is used in deicing, dust control and unpaved road surface stabilization applications). Because sodium chloride and magnesium chloride are coproducts, and the Company does not believe that the sodium chloride and magnesium chloride resources and reserves at the Ogden facility are material to the Company from a cash flow perspective on a consolidated basis, the Company does not consider them when assessing the economic viability of the Ogden facility. The Company has also identified a lithium resource available as lithium carbonate equivalent (“LCE”) at the Ogden facility and is currently investigating expanding its existing operations to add lithium and LCE extraction as a coproduct to SOP production. The Ogden facility relies upon solar evaporation to concentrate brine extracted from the north arm of the Great Salt Lake and precipitate the salts into a series of large evaporation ponds located on the east and west sides of the lake, referred to as the east ponds and the west ponds, respectively, prior to harvesting and processing at its related plant (the “Ogden plant”).

The Great Salt Lake is the largest saltwater lake in the western hemisphere, and the fourth largest terminal lake in the world, covering approximately 1,700 square miles. It is also one of the most saline lakes in the world, with a chemical composition similar to the world’s oceans. Salinity throughout the Great Salt Lake is governed by lake level, freshwater inflows, precipitation and re-solution of salt, mineral extraction, and circulation and constriction between bays of the lake.

The infrastructure associated with the Ogden facility, including the Ogden plant, is located on the shores of the Great Salt Lake in Box Elder and Weber Counties in the State of Utah. The Ogden plant is located at the approximate coordinates of 41˚16’51” North and 112˚13’53” West on the east side of the lake approximately 15 miles (by road) to the west of Ogden, Utah, and 50 miles (by road) to the northwest of Salt Lake City, Utah. The east ponds are located adjacent (to the north and west) to the Ogden plant in Bear River Bay. The west ponds are located on the opposite side of the Great Salt Lake (due west) in Clyman and Gunnison Bays. Access to the Ogden facility is via Ogden, Utah, and its vicinity on paved two-lane roads. From Salt Lake City, Utah, located 40 miles to the south, Ogden is accessible via Interstate Highway 15. The Ogden facility is connected to the local municipal water distribution system, Weber Basin Water Conservation District. The Ogden facility is also connected to the local electrical and natural gas distribution systems provided by Rocky Mountain Power and Dominion Energy, respectively, and houses an existing substation that services the operations at the east ponds. Rail access is provided by Union Pacific Railroad on an existing siding at the Ogden plant.

The Ogden facility is located on 184,947 acres of land, of which 7,434.16 acres are owned by the Company. The Great Salt Lake and minerals associated with it are owned by the State of Utah. The Company is able to extract and produce salts from the lake by rights derived from a combination of: (i) lakebed lease agreements (the “Lakebed Leases”) with the Utah Department of Natural Resources, Division of Forestry, Fire and State Lands (the “Utah FFSL”); (ii) two leases for upland evaporation ponds (the “Upland Pond Leases”) with the State of Utah School and Institutional Trust Lands Administration (the “Utah SITLA”); (iii) seven non-solar leases and easements; (iv) water rights for consumption of brines and freshwater (the “Water Rights”) through the Utah Department of Natural Resources, Division of Water Rights; (v) a large mine operation mineral extraction permit (GSL Mine M/057/0002) (the “Mineral Extraction Permit”) through the Utah Department of Natural Resources, Division of Oil, Gas and Mining (the “Utah DOGM”); and (vi) a royalty agreement, dated September 1, 1962 (as amended from time to time, the “Royalty Agreement”), with the Utah State Land Board.

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Leasable areas for mineral extraction on the Great Salt Lake lakebed are identified in the Great Salt Lake Comprehensive Management Plan (the “GSL Plan”), which is managed by the Utah FFSL. The GSL Plan is updated approximately every 10 years, or when there are major changes to the Great Salt Lake environment and setting. A party interested in leasing lakebed for mineral extraction may nominate an area within the area designated by the GSL Plan as leasable, at which time, the Utah FFSL will issue public notice of lease nomination, conduct an environmental assessment on the nominated lease area, and ultimately consider approval of the lease nomination. This process was followed historically in the acquisition of existing Lakebed Leases held by the Company for the Ogden facility.

The Lakebed Leases and Upland Pond Leases provide the Company the right to develop mineral extraction and processing facilities on the shore of the Great Salt Lake. The Lakebed Leases and Upland Pond Leases were issued between 1965 and 2012 and cover a total lease area of approximately 163,681 acres among 12 active leases, though not all are currently utilized.

Each of the Lakebed Leases remains in effect until the termination of the Royalty Agreement. Most of the Lakebed Leases provide the State of Utah with the opportunity to periodically adjust the lease’s terms, except for the royalties to be paid. These readjustment opportunities occur at intervals ranging from five to 20 years. In the past, these periodic readjustments have not materially hindered the business.

Pursuant to each of the Lakebed Leases (except for Mineral Lease 20000107), the Company is obligated to pay rent at rates ranging from $0.50 to $2.00 per acre per year, and some leases have a minimum rent of $10,000 per year. The rent paid pursuant to each lease is credited against the Company’s royalty obligations pursuant to the Royalty. The Lakebed Leases do not impose any material conditions on the Company’s retention of the property except for the continued production of commercial quantities of minerals and payment of rent and royalties.

The Upland Pond Lease consists of a single Special Use Lease Agreement (“SULA”) 1971, consisting of 37,181 acres, which was acquired on July 1, 2022. The rent for SULA 1971 is $427,584 per year. SULA 1971 is a 50-year lease expiring on Jun 30, 2072. SULA 1971 consists of former SULA’s 1186, which was acquired in May 1999, and SULA 1267, which was acquired from Solar Resources International in 2013, as well as an additional 13,833 acres. The Upland Pond Leases allow for the construction and operation of evaporation ponds on the subject properties. The Upland Pond Leases do not impose any material conditions on the Company’s retention of the property except for payment of rent.

The Water Rights are procured by application to the Utah Department of Natural Resources, Division of Water Rights, which reviews the application and evaluates the proposed nature of use, place of use, and point of diversion in light of availability of water pursuant to hydrology and/or prior claims relative to the available water, and whether the proposed use would impair existing water right holders. The Water Rights control the actual extraction of minerals from the Great Salt Lake and dictate the amount of brine that can be pumped from the lake on an annual basis. The Company has 156,000 acre-feet extraction rights from the north arm of the Great Salt Lake under five Water Rights, on which it relies for its current production. The Company holds additional 205,000 acre-feet water extraction rights that can be utilized on either the north or south arms of the Great Salt Lake under two Water Rights that are currently unutilized. As a limit on the volume of brine that can be pumped from the lake in a year, the Water Rights effectively cap the aggregate production of salt that is possible in any year. The Company has certificated all its Water Rights, meaning that demonstration of actual use in order to retain the right in perpetuity has been approved and authorized.

The Mineral Extraction Permit (GSL Mine M/057/0002) was granted by the Utah DOGM. The Mineral Extraction Permit enables extraction of brine from the Great Salt Lake and ultimate mineral extraction from the brine. The Mineral Extraction Permit also enables all lake extraction, pond operations, and

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plant and processing operations conducted by the Company at the Ogden facility. The Mineral Extraction Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third-party insurer to the State of Utah in the form of a surety bond. The total future reclamation obligation is estimated to be $4.36 million. The Company expects that its lithium extraction plans are allowed under the terms of the Mineral Extraction Permit. Any greenfield expansion of ponds or appurtenances beyond the existing facility footprint would require a modification to the Mineral Extraction Permit regardless of the mineral(s) developed.

Pursuant to the Royalty Agreement, the Company has rights to all salts from the Great Salt Lake, and in exchange, the Company pays a royalty to the State of Utah based on net revenues per pound of salts produced. The Royalty Agreement contains a most favored nations clause that effectively provides that the Company always pays the lowest royalty rate for any particular salts as any other person pays to the State of Utah for extraction of such salts.

The Ogden facility is the largest SOP production site in the western hemisphere, and one of only four large-scale solar brine evaporation operations for SOP in the world. The Ogden facility has the capability to produce up to 325,000 tons of solar pond-based SOP, approximately 750,000 tons of magnesium chloride and 1.5 million tons of sodium chloride annually when weather conditions are typical. These recoverable minerals exist in vast quantities in the Great Salt Lake.

Solar evaporation is used in areas of the world where high-salinity brine is available and weather conditions provide for a high natural evaporation rate. Mineral-rich lake water, or brine, from the Great Salt Lake is drawn into the solar evaporation ponds. The brine moves through a series of solar evaporation ponds over a two- to three-year production cycle. As the water evaporates and the mineral concentration increases, some of those minerals naturally precipitate out of the brine and are deposited on the pond floors, or in the case of magnesium chloride remain as a process bittern. These deposits provide the minerals necessary for processing into SOP, solar salt and magnesium chloride. The evaporation process is dependent upon sufficient lake brine levels and hot, arid summer weather conditions. The potassium-bearing salts are mechanically harvested out of the solar evaporation ponds and refined to high-purity SOP through flotation, crystallization and compaction at the Ogden plant. After sodium chloride and potassium-rich salts precipitate from brine, a concentrated magnesium chloride brine solution remains, which becomes the raw material used to produce several magnesium chloride products. Recent analysis and evaluations conducted by the Company have also demonstrated that this magnesium chloride solution contains material quantities of lithium, which, when combined with the naturally occurring lithium content of the Great Salt Lake, forms the basis for the estimates of the lithium mineral resources at the Ogden facility summarized below.

Operations have been ongoing at the Ogden facility since the late 1960s, with commercial production starting in 1970. Lithium Corporation of America (“Lithcoa”), separately, and then in a partnership with a wholly owned subsidiary of Salzdetfurth, A.G., carried out initial exploration and development activities between 1963 and 1966. In 1993, D.G. Harris & Associates acquired the Ogden facility, and in 1994, constructed the west ponds, which are connected to the east ponds by a 21-mile, open, underwater canal called the Behrens Trench, which was dredged in the lakebed from the west ponds’ outlet to a pump station near the east ponds. Ownership of the Ogden facility was transferred in 1997 to IMC Global, following its acquisition of Harris Chemical Group (part of D.G. Harris & Associates). IMC sold a majority ownership of its salt operations, including the Cote Blanche Mine, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a leveraged recapitalization, the Company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.

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The Great Salt Lake is a terminal lake that hosts enriched brine containing dissolved minerals at concentrations sufficient for economic recovery of certain resources. The mineral resource of the Great Salt Lake currently supports economic recovery of sodium (as NaCl), potassium (as SOP), and magnesium (as MgCl2). The GSL Facility is located on the shore of the Great Salt Lake in northern Utah. This location is within the geographic transition from the Rocky Mountains to the Basin and Range Province to the west.

Evaporation rates higher than input from precipitation and runoff have driven the lake contraction and has served to concentrate dissolved minerals in the lake water. The GSL is one of the most saline lakes in the world. Over the course of modern record keeping, the water level of the Great Salt Lake has not varied by more than 20 ft. This is controlled through the balance of recharge and discharge from the lake. Lake level data indicated that historical lows were seen in the 1960s, while historical highs were seen in the mid-1980s, which required discharge of the Great Salt Lake brine into the west desert by the Utah Division of Water Resources and Utah Department of Natural Resources in an effort to control the lake level.

Inflow contributions to the Great Salt Lake are from surface water (66%), rainwater (31%), and groundwater (3%), with seasonal variation impacting the annual contribution (UGS, 1980). Discharge from the Great Salt Lake is primarily through evaporation.

There are two types of mineral deposits considered for lithium resources; 1) the brines of the Great Salt Lake; and 2) the brine aquifers hosted within the precipitated halite beds of Ponds 1b, 96, 97, 98, 113, and 114.

The dissolved minerals within the brine aquifer hosted by the halite beds of Ponds 1b, 96, 97, 98, 113, and 114 were originally sourced from the North Arm of the Great Salt Lake. The concentration of dissolved minerals in these brines were subsequently increased through solar evaporation. These aquifers are located within man-made evaporation ponds, and process derived sediments (i.e., precipitated halite).

Exploration activities related to the lithium and LCE mineral resources at Compass Minerals’ GSL Facility include sampling and surveys of the GSL. The following describes the exploration activities undertaken to develop the data utilized within the mineral resource estimate.

Data to support the lithium and LCE resource estimates for the Great Salt Lake were sourced from historical literature and data produced by the UGS or USGS related to the Great Salt Lake, supplemented by recent sampling data performed by Compass Minerals. Compass Minerals did not conduct an independent audit of historic exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, it is reasonable and appropriate to rely upon this data, especially given the wide range of data over many years that reflects consistency from data set to data set, including recent sample data collected by Compass Minerals.

The data available for the Great Salt Lake include the following:

•Lake level elevation data and trends to estimate total brine volume, measured by the USGS
•Historical lithium concentrations within the Great Salt Lake, measured by the UGS
•Recent lithium concentrations within the Great Salt Lake, measured by Compass Minerals
•Recent lithium concentrations at the intake for brine into Compass Minerals’ evaporation ponds, measured by Compass Minerals
•Bathymetry data for the lake bottom, measured by the USGS

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The water level within the Great Salt Lake is monitored at several points within the north and south arms of the lake. Sample data is collected by the USGS and the locations utilized for this resource estimate include USGS 10010100 Saline (north arm) and USGS 10010000 Saltair Boat Harbor (south arm).

Surface water elevation in the lake has varied significantly over time. Over the past 50 years, the lake elevation has ranged from a low of approximately 4,189 ft amsl to a high of approximately 4,212 ft amsl in the north arm of the lake, equating to a variation of more than 20 ft in elevation. The lake surface elevation in the south arm is close to that in the north arm although almost always higher, with the average differential typically around 0.5 ft.

Data to support the resource estimate was sourced from historical literature and data related to the Great Salt Lake. The QPs did not conduct an independent review of exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, the QPs are comfortable that sampling and analysis is reliable and appropriate, especially given the wide range of data over many years that reflects consistency from data set to data set.

In general, data relied upon includes the following:

•Brine samples collected from several sampling points throughout the north and south arms of the lake (notably, brine samples have largely been collected at a regular interval (i.e., five feet) across the entire depth profile of the lake. This allows for a reasonable estimate of the concentration of the full depth of lake water versus single point samples. This is critical given that ion concentration over the water column can vary significantly, generally increasing at depth, especially in the south arm),
•Lake elevation measurements collected at two primary locations (Saline - north arm and Saltair - south arm),
•Bathymetry collected by sonar survey,
•Flow rates (pumping and inflow to the operation’s evaporation ponds), and
•Evaporation rates developed over the timeline of the data available.

Recent Lithium and other Ion Concentration Data in Great Salt Lake Brine

During 2020 and the first half of 2021, Compass Minerals has conducted additional, independent sampling within the GSL from three of the five sampling locations used by the UGS. Sampling has been completed from LGV-4 and RD-2 in the north arm, and from FB-2 in the south arm.

Sampling procedures have been designed where possible to mimic the methodology used by UGS in the historical database.

Sampling is completed using the following procedures:

•Travel by boat to the defined coordinates using the boats navigational systems
•using a graduated high-density polyethylene (HDPE) hose with a weighted metal screen
•Sample intervals of 5 ft have been used
•Prior to each sample being taken, the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles and dispatched to the laboratory.

Compass Minerals has taken a total of 70 samples during this period plus additional sampling for quality control including field duplicates and field blanks, from the three locations. Compass Minerals has split

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each of the sampling locations into four portions which are defined as the deep, intermediate, shallow, and surface samples.

It is the QPs‘ opinion that the sampling methods involved are appropriate and representative of the GSL and by using a similar process to the UGS allow for the databases to be combined within the current estimates. The QPs believe that the samples labelled as shallow, intermediate and deep in the north arm of the GSL are the most indicative of lake concentration since surface samples are susceptible to recent precipitation events and the stratification of fresher water.

The mineral resource estimation process was a collaborative effort between the QPs and Compass Minerals staff. The QPs sourced a suite of historical documents from public record, including brine chemistry and lake hydrological reports from the 1960s through current. In addition, Compass Minerals provided the QPs with recent mineral reserve reports (2003, 2007, 2011, and 2016). Compass Minerals also provided historical pumping and chemistry data for the East and West Ponds. In the opinion of the QPs, the resource evaluation reported herein is a reasonable representation of lithium mass load in the brine in the north and south arm of the GSL. Once the mass load is estimated, the result is used to determine the mass of lithium.

The QPs have considered economic factors likely to influence the prospect of economic extraction, including site assets and infrastructure including solar evaporation ponds, water (brine) rights, processing facilities, permitting and entitlements, and the natural, dynamic characteristics of the GSL system in terms of lake elevation and its effects on suspended mass load in its brine.

Considering that Compass Minerals has been extracting brine from the GSL for over 50 years and has experience interrogating the resource, the QPs estimate the entire lithium mass load of the GSL as a mineral resource, from which the volume of LCE can then be estimated. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.

The Mineral Resource Statement for lithium at the GSL Facility presented in Table 1.1 was prepared by Joseph Havasi, CPG-12040, Director, Natural Resources of Compass Minerals International, Inc. Mineral Resources have been reported in situ.

The lithium mineral resource estimate for the GSL Facility is presented in Table 1.1.

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Table 1.1: Lithium Mineral Resource Statement for GSL Facility, Compass Minerals
March 3, 2022

Resource Area	Average Grade (mg/L)	Lithium Resource (tonnes)	LCE (tonnes)
Indicated Resources
Great Salt Lake North Arm	51	226,860	1,207,577
Great Salt Lake South Arm	25	208,711	1,110,970
Pond 96, Halite Aquifer	214	908	4,835
Pond 98, Halite Aquifer	221	868	4,623
Pond 113, Halite Aquifer	205	13,754	73,213
Total Indicated Resources	44	451,101	2,401,218
Pond 1b, Halite Aquifer	318	2,032	10,815
Pond 97, Halite Aquifer	212	674	3,589
Pond 114, Halite Aquifer	245	5,789	30,817
Total Inferred Resources	256	8,495	45,221
Source: Compass Minerals

1.Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
2.Mineral resources are reported as in situ for the Great Salt Lake with no restrictions such as recovery or environmental limitations.
3.Individual items may not equal sums due to rounding. The qualified persons (the “QPs”) determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 9 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $13,086/tonne LCE and $15,765/tonne for LHM. However, the QPs believe it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS (as defined below) for a discussion of the material assumptions underlying the cut-off grade analysis.
4.Lithium to lithium carbonate equivalent (LCE) uses a factor of 5.323 tonnes LCE per tonne Li and lithium to lithium hydroxide monohydrate (LHM) uses a factor of 6.048.
5.Reported lithium concentration assumes an indicative lake level of 4,194.4 ft in the South Arm and 4,193.5 ft in the North Arm
6.Mineral resources in the Great Salt Lake are controlled by the State of Utah. Compass Minerals’ ability to extract resources from the lake is dependent upon a range of leases and rights, including lakebed leases (allowing development of pond facilities) and water rights (allowing extraction of brine from the lake). The water rights most directly control Compass Minerals’ ability to extract brine from the lake and Compass Minerals currently has right to extract 156,000 acre-feet per annum from the North Arm of the lake and 205,000 acre-feet per annum of brine from the South Arm. Compass Minerals currently utilizes its North Arm water rights to support existing mineral production at its GSL Facility. It does not currently utilize its South Arm water rights.
7.Compass Minerals does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium also extract dissolved mineral from the lake (all in the South Arm).
8.Joe Havasi and Susan Patton are the QPs responsible for the estimation of mineral resources.

The Company plans to leverage its existing 55,000-acre evaporation pond complex together with its existing 156,000- acre foot brine right to extract lithium from brines at certain points along the existing pond concentration process to produce 10,800 metric tonnes per year of battery grade lithium carbonate while the West plant will produce 27,800 metric tonnes per year of battery grade LHM. Feedstock will consist of magnesium chloride brine (DustGard), with the remainder of the production coming from interstitial brine (IB) that is held in the pore spaces of salt masses of 6 to 13 feet thick underlying its existing surface brine operations.

The feed brine originally comes from the North Arm of the Great Salt Lake. The brine is then concentrated through evaporation in successive ponds. The feed brine will come from different stages of the current SOP and DustGard production process.

a.Interstitial Brine (IB) – settles into the interstitial space in the salt mass that precipitates in the early evaporation ponds. Trenches will have to be dug in the salt mass to allow the IB to flow out of the salt mass to be collected and sent to the processing plant. This brine has the lowest Li concentration of the 3 feed sources.

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b.2-yr Brine – Brine that has been concentrated for approximately two years. It will be collected after the potassium has precipitated to produce a higher Li concentration and this brine will have roughly twice the Lithium concentration of the IB, but still considerably less than the DustGard.

c.DustGard – Brine that has made it through the entire concentration process and has 30-45% dissolved solids and a high concentration of Magnesium Chloride. This highly concentrated brine has the highest Lithium concentration.

Lithium brine feedstock is intended to be processed in proposed East and West Plants. The East Plant is to consist of DustGard brine filtration, IB filtration, multiple DLE units to produce Lithium Chloride Brine, and one Lithium Carbonate conversion and refining unit, along with all necessary utilities. The resulting battery grade Lithium Carbonate solids will be packaged in super sacks and stored for shipping.

The West Plant is intended to consist of IB and 2 Year Brine filtration, multiple DLE units to produce Lithium Chloride Brine, a Lithium Carbonate conversion unit, and a LHM unit along with all necessary utilities. The resulting battery grade LHM solids will be packaged in super sacks and stored for shipping.

The proposed East and West Plants will each incorporate a lithium carbonate conversion plant, expected to be provided as a package unit by Veolia Water Technologies. These are expected to be functionally identical plants except for the East Plant having an additional refining crystallization step ending the process to produce the battery grade lithium carbonate. The feed to the carbonate conversion plant will be the concentrated Lithium Chloride brine from the ILiAD units.

Only the West Lithium Production Plant will include a lithium hydroxide conversion plant, expected to be provided as a package unit by Veolia Water Technologies. The West Plant is expected to be developed as Phase 2 of the Lithium Project. This Phase is slated for 2025/2026 timing regarding additional engineering and progression to a PFS.

The Company expects to leverage existing infrastructure to develop East Plant production in 2025, while developing additional infrastructure to support development of West Plant production capacity in 2028. Required infrastructure development for the West Plant includes connection to natural gas, power and water. The company will connect to its owned water resource at the Dove Creek Grazing properties north of the west ponds, and establish connection to electricity approximately 17 miles south the proposed West Plant, and nearby natural gas.

As lithium will be drawn from raw feed brine feedstock that has already been extracted from the GSL, the Company will not need additional extraction rights, and existing royalty and lease agreements provide rights to all salts from the brines of the GSL. The Company will need to pursue air permits for proposed East and West Plants, as well as effluent discharge permit modifications and it will need to amend existing royalty agreements with the State of Utah to enable the sale of lithium products.

Based on FEL-1 level estimates, the QPs estimate installed East Plant CAPEX at $262 million, and $710.1 million for the West Plant. Based on FEL-1 level engineering, East Plant annual operating costs were estimated at $33.9 million, or $3,137 / tonne, and West Plant annual operating costs were estimated at $90.2 million, or $3,254 / tonne.

The East Plant project results in a life of mine (34 years) post-tax IRR of 27.7% and NPV of $626 million, while the West Plant will result in a LOM (31 years) post tax IRR of 23.4% and NPV of $1.4 billion.

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	9

2	Introduction

2.1	Registrant
This Technical Report Summary (this “TRS”) was prepared as an Initial Assessment level Technical Report Summary based on front-end loading (FEL) -1 level engineering estimates in accordance with Items 601(b)(96) and 1300 through 1305 of Regulation S-K (Title 17, Part 229, Items 601(b)(96) and 1300 through 1305 of the Code of Federal Regulations) promulgated by the Securities and Exchange Commission (“SEC”) for Compass Minerals International, Inc. (“Compass Minerals”) with respect to estimation of lithium and LCE mineral resources for Compass Minerals’ existing operation producing various minerals from the Great Salt Lake (“GSL”), located in Ogden, Utah (referred to as the “GSL Facility”, the “Operation”, the “Project” or the “Ogden Plant”).

2.2	Terms of Reference and Purpose
The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation and ii) the assumptions, conditions, and qualifications set forth in this TRS.

Unless stated otherwise, production volumes are expressed in metric tons (tonnes) and grades, measurements, and aqueous volumes are in U.S. customary units and currencies are expressed in constant third quarter 2021 U.S. dollars. Distances are expressed in U.S. customary units.

The purpose of this TRS is to report lithium mineral resources for the GSL Facility in terms of lithium tonnes in place and lithium carbonate equivalent at the plant site. Lithium to lithium carbonate equivalent (LCE) uses a factor of 5.323 tonnes LCE per tonne Li and lithium to lithium hydroxide monohydrate (LHM) uses a factor of 6.048.

Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

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Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

The effective date of this Updated Technical Report Summary is March 3, 2022.

2.3	Sources of Information
This TRS is based upon technical information and engineering data developed and maintained by local personnel at the GSL Facility, Compass Minerals’ corporate supporting resources and from work undertaken by third-party contractors and consultants on behalf of the Operation. In addition, public data sourced from the Utah Geological Survey (“UGS”), United States Geological Survey (“USGS”), internal Compass Minerals technical reports, previous technical studies, maps, Compass Minerals letters and memoranda, and public information as cited throughout this TRS and listed in Section 24 “References.”

Information provided by the registrant upon which the QPs relied is listed in Section 25, where applicable.

This report was prepared by Joseph R. Havasi, CPG-12040, a qualified person, and reviewed by Susan Patton RM-SME 2482200, a qualified person.

2.4	Details of Inspection
The following table summarizes the details of the personal inspections on the property by the qualified person.

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Table 2.1: Site Visits

QP	Date(s) of Visit	Details of Inspection
Joe Havasi	August 2018 – September 2018	Drilled west pond 113 salt probes (SP-1 through SP-82)
Joe Havasi	September 7 – 10 2018	Drilled east pond 1B salt probes 1BSP-01 through 1BSP-13
Joe Havasi	November 2018 – December 2018	Conduct pump testing at select Pond 113 wells
Joe Havasi	July 15-17 2019	Drilled west pond113 salt probes SP-36 & 24, SP-83 through SP-89
Joe Havasi	March 2020	Excavated 7 test pits (114TP-01 through 114TP-07) in Pond 114
Joe Havasi	August 2020	Drilled 21 drillholes in Ponds 96, 97, and 98 and conducted pump testing
Joe Havasi	September 2020 - May 2021	Conducted six excursions in the GSL to collect ambient lake brine samples from RD-2, LVG4, and FB-2 sample locations.
Joe Havasi	July 2021 - August 2022	Mr. Havasi has conducted weekly visits to ponds and facilities at the Ogden Site, where his office is located.
Susan Patton	September 12, 2022	Ms. Patton visited the Ogden Site, including ponds, intake pumps, and existing production facilities.

2.5	Report Version
This TRS is an update of the TRS with respect to lithium and LCE resource estimates at the Ogden facility, dated July 13, 2021, with an effective date of June 1, 2021, prepared by Joseph Havasi as the qualified person, which was previously filed as Exhibit 96.2 to Compass Minerals’ Transition Report on Form 10-KT for the transition period from January 1, 2021 to September 30, 2021, filed November 30, 2021.

At this stage of the Company’s lithium development project, the Company has information that was not available to it at the time of the previously-filed TRS. Such information includes, but is not limited to, updated LCE prices, revised assumed production rates, and estimated cost per tonne. The availability of new information results in analyses and estimates in this TRS that differ from the previously-filed TRS.

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	12

3	Property Description
The Ogden facility is located on 184,947.53 acres of land, of which 7,434.16 acres are owned by the Company. The GSL and minerals associated with it are owned by the State of Utah. The Company is able to extract and produce salts from the lake by rights derived from a combination of: (i) lakebed lease agreements (the “Lakebed Leases”) with the Utah Department of Natural Resources, Division of Forestry, Fire and State Lands (the “Utah FFSL”); (ii) two leases for upland evaporation ponds (the “Upland Pond Leases”) with the State of Utah School and Institutional Trust Lands Administration (the “Utah SITLA”); (iii) seven non-solar leases and easements; (iv) water rights for consumption of brines and freshwater (the “Water Rights”) through the Utah Department of Natural Resources, Division of Water Rights; (v) a large mine operation mineral extraction permit (GSL Mine M/057/0002) (the “Mineral Extraction Permit”) through the Utah Department of Natural Resources, Division of Oil, Gas and Mining (the “Utah DOGM”); and (vi) a royalty agreement, dated September 1, 1962 (as amended from time to time, the “Royalty Agreement”), with the Utah State Land Board.

3.1	Property Location
The infrastructure associated with the Ogden facility, including the Ogden plant, is located on the shores of the Great Salt Lake in Box Elder and Weber Counties in the State of Utah (Figure 3-1). The Ogden plant is located at the approximate coordinates of 41˚16’51” North and 112˚13’53” West on the east side of the lake approximately 15 miles (by road) to the west of Ogden, Utah, and 50 miles (by road) to the northwest of Salt Lake City, Utah. The east ponds are located adjacent (to the north and west) to the Ogden plant in Bear River Bay. The west ponds are located on the opposite side of the Great Salt Lake (due west) in Clyman and Gunnison Bays.

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	13

Boise
Ogden
Site
Salt Lake
City
Great
Salt
Lake
Utah
N
200 mi
Google Earth
Las Vegas
Data SIO, NOAA, U.S. Navy, NGA, GEBCO
Image Landsat / Copernicus
Data LDEO-Columbia, NSF, NOAA

Figure 3.1: Location of Compass Minerals’ Ogden Facility within Northern Utah
(Source: Compass Minerals)

3.2	Property Area and Land Tenure
The GSL Facility is comprised of fee-owned land, lakebed leases and upland leases. The GSL and minerals associated with the lake are owned by the State of Utah. As summarized on Table 3.1, Compass Minerals has title to 7,434 acres on both the east side and west side of the GSL. The Compass Minerals plant locations are exclusively situated on 918 acres of fee-owned land on the East side of the GSL, with additional holdings on Promontory Point, Clyman Bay and Dove Creek (Figure 3.2).

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Table 3.1: Land Tenure - (Fee-Owned Land)

Leasable areas for mineral extraction on the GSL lakebed are identified in the Great Salt Lake Comprehensive Management Plan (the “GSL Plan”), which is managed by the Utah FFSL. The GSL Plan is updated approximately every ten years, or when there are major changes to the GSL environment and setting. A party interested in leasing lakebed for mineral extraction may nominate an area within the area designated by the GSL Plan as leasable, at which time, the Utah FFSL will issue public notice of lease nomination, conduct an environmental assessment on the nominated lease area, and ultimately consider approval of the lease nomination. This process was followed historically in the acquisition of existing Lakebed Leases held by the Company for the Ogden facility.

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The Lakebed Leases and Upland Pond Leases provide the Company the right to develop mineral extraction and processing facilities on the shore of the GSL. The Lakebed Leases and Upland Pond Leases were issued between 1965 and 2012 and cover a total lease area of approximately 163,681 acres among 12 active leases, though not all are currently utilized (Table 3.2).

Each of the Lakebed Leases remains in effect until the termination of the Royalty Agreement. Most of the Lakebed Leases provide the State of Utah with the opportunity to periodically adjust the lease’s terms, except for the royalties to be paid. These readjustment opportunities occur at intervals ranging from five to 20 years. In the past, these periodic readjustments have not materially hindered the business.

Pursuant to each of the Lakebed Leases (except for Mineral Lease 20000107), the Company is obligated to pay rent at rates ranging from $0.50 to $2.00 per acre per year, and some leases have a minimum rent of $10,000 per year. The rent paid pursuant to each lease is credited against the Company’s royalty obligations pursuant to the Royalty Agreement (as described further below). The rent for Mineral Lease 20000107 is $69,024 annually and is not credited against royalties due. The Lakebed Leases do not impose any material conditions on the Company’s retention of the property except for the continued production of commercial quantities of minerals and payment of rent and royalties.

The Upland Pond Lease consists of a single Special Use Lease Agreement (“SULA”) 1971, consisting of 37,181 acres, which were acquired on July 14, 2022. The rent for SULA 1971 is $427,584 per year. SULA 1971 is a 50-year lease expiring on Jun 30, 2072. SULA 1971 consists of former SULA’s 1186, which was acquired in May 1999, and SULA 1267, which was acquired from Solar Resources International in 2013, as well as an additional 13,833 acres. The Upland Pond Leases allow for the construction and operation of evaporation ponds on the subject properties. The Upland Pond Leases do not impose any material conditions on the Company’s retention of the property except for payment of rent.

The Company also holds seven non-solar leases and easements granted by Utah FFSL or Utah SITLA covering approximately 1,258 acres. Two of these are material to the operation of the Ogden facility, Behrens Trench Easement 400-00313 and PS-113 Easement SOV002-0400. The Company paid a one-time fee of $42,514 for Behrens Trench Easement 400-00313, which expires in June 2051. The Company paid a one-time fee of $27,273 for PS-113 Easement SOV002-0400, which does not expire. These leases are described in Table 3.3 (active leases / easements) and Table 3.4 (inactive leases / easements). The Company also has a lease indenture for a brine canal with the Union Pacific Railroad dated April 13, 1967 on Promontory Point (Figure 13.2). The indenture automatically renews with payment, which is $595.72 annually.

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Table 3.2: Land Tenure - (Lakebed and Upland Pond Leases)

Regulatory Office	Lease ID	Location	County	Area (acres)
FFSL	ML 19024-SV	East Ponds	Box Elder	20,826.56
FFSL	ML 19059-SV	East Ponds	Box Elder	2,563.79
FFSL	ML 21708-SV	East Ponds	Box Elder	20,860.29
FFSL	ML 22782-SV	East Ponds	Box Elder	7,580.00
FFSL	ML 23023-SV	Promontory (PS 1)	Box Elder	14,380.56
FFSL	ML 24631-SV	East Ponds	Box Elder	1,911.00
FFSL	ML 25859-SV	East Ponds	Box Elder	10,583.50
FFSL	ML 43388-SV	Promontory (PS 1)	Box Elder	708
FFSL	ML 44607-SV	West Ponds	Box Elder	37,829.82
FFSL	20000107	West Ponds (Dolphin Island)	Box Elder	23,088.00
SITLA	SULA 1971	Clyman Bay / Hogup Mountains	Box Elder	37,181.26
Total Acreage:				177,513.34
Source: Compass Minerals

In addition to the key lakebed leases and water rights (described in Section 3.4), which provide Compass Minerals the right to develop its extraction/processing facilities and extract brine from the GSL, respectively, Compass Minerals also holds a range of other leases / easements that have allowed development of specific aspects of key infrastructure for the Operation.

Table 3.3: Non-Solar Leases/Easements

Regulatory Office	Lease ID	Location	County	Area
FFSL	ESMT 95	Behrens Trench	Box Elder	1,099
FFSL	SOV-0002-400	Pump Station 113 Inlet Canal	Box Elder	41.19
SITLA	ML 50730 MP	Strong’s Knob	Box Elder	57
SITLA	ESMT 96	Strong’s Knob Access Road	Box Elder	28
SITLA	ESMT 143	Pump Station 112 Flush Line	Box Elder	21.68
Source: Compass Minerals

Table 3.4: Inactive Leases/Easements

Regulatory Office	Lease ID	Location	County	Area
FFSL	ESMT 97	Willard Canal	Weber	11
Source: Compass Minerals

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Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline
83
15
38
134
15
N
20 mi
Google Earth
Image Landsat / Copernicus

Figure 3.2: Compass Minerals’ GSL Facility Detail
(Source: Compass Minerals)

3.3	Mineral Titles
Royalty Agreement between IMC Kalium Ogden Corp. and the State Land Board dated September 1, 1962. Ml-19024.

Lease dated September 1, 1965 by and between State Land Board, as Lessor and Lithium Corporation of America, Inc. and Chemsalt Corporation as Lessee, recorded June 19, 1990 in Book 489, Page 183 in Box Elder County, as assigned from Chemsalt Corporation and from Lithium Corporation of America, Inc. to Great Salt Lake Minerals & Chemicals Corporation on October 26, 1990 and recorded October 30, 1990 in Book 493, Page 725 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 137 in Weber County and further assigned from Lithium Corporation of America Inc., to Great Salt Lake Minerals & Chemicals Corporation on June 14, 1967 and recorded October 30, 1990 in Book 493, Page 730 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 150 in Weber County. ML-23023.

Lease dated August 24, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 234 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 822 in Weber County. ML-19059.

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Lease dated August 24, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded October 30, 1990 in Book 493, Page 708 in Box Elder County and recorded October 30, 1990 in Book 1589, Page 110 in Weber County. ML-22782.

Lease dated August 24th, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded October 30, 1990 in Book 493, Page 751 in Box Elder County. ML-19024.

Lease dated October 1, 1966 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 244 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 811 in Weber County. ML-21078.

Lease dated October 2, 1967 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 213 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 846 in Weber County. ML-24631.

Lease dated November 20th, 1968 by and between State Land Board, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 220 in Box Elder County and recorded June 19, 1990 in Book 1582, Page 839 in Weber County. ML-25859.

Lease dated April 27th, 1987 by and between Board of State Lands and Forestry, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded June 19, 1990 in Book 489, Page 205 in Box Elder County. ML-43388.

Lease dated September 23, 1991 and recorded September 27, 1991 in book 1608 at page 2284 of the official records of Weber County.

Lease dated January 1, 1991 by and between Utah Division of State Lands and Forestry, as Lessor and Great Salt Lake Minerals & Chemicals Corporation, as Lessee, recorded November 26, 1991 in Book 510, Page 79 in Box Elder County. ML-44607.

SPECIAL USE LEASE AGREEMENT NO. 1186 dated May 1, 1999, executed by and between the School and Institutional Trust Lands Administration as Lessor and IMC Kalium Ogden Corp., a Delaware corporation.

MINERAL LEASE AGREEMENT NO. 200 00107 dated May 9, 2008, executed by and between the State of Utah, acting by and through the Division of Forestry, Fire and State Lands, Department of Natural Resources as Lessor and Great Salt Lake Minerals Corporation.

SPECIAL USE LEASE AGREEMENT NO. 1971 dated February 1, 2022, executed by and between State of Utah, acting by and through the School and Institutional Trust Lands Administration and Great Salt Lake Minerals Corporation, a Delaware corporation.

3.4	Mineral Rights
Compass Minerals has rights to all ‘salts’ from the Great Salt Lake, which is inclusive of lithium chloride. Compass Minerals’ existing royalty agreement which covers halite, SOP, and magnesium chloride will need to be modified to include lithium products. The current statutory royalty rate for minerals extracted in Utah is 5% of revenues, less certain costs. For the production of either lithium carbonate or lithium hydroxide, the QPs believe it is reasonable to expect royalty obligations to be calculated based on the value of lithium chloride since subsequent conversion of lithium chloride is solely reliant on the introduction of external inputs, labor and material.

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The GSL and minerals associated with the lake are owned by the State of Utah. Compass Minerals maintains the ability to extract and produce Salts from the lake by right of a combination of lakebed lease agreements (described in Section 3.2), a mineral extraction permit, a royalty agreement, water rights for consumption of brines and freshwater, a royalty agreement, and a mineral extraction permit. Compass Minerals pays a royalty to the State of Utah based on gross revenues of Salts produced. The royalty agreement and lakebed leases are evergreen (i.e., do not expire), so long as paying quantities of minerals are produced from the leases.

The Mineral Extraction Permit (GSL Mine M/057/0002) was granted by the Utah DOGM. The Mineral Extraction Permit enables extraction of brine from the GSL and ultimate mineral extraction from the brine. The Mineral Extraction Permit also enables all lake extraction, pond operations, and plant and processing operations conducted by the Company at the Ogden facility. The Mineral Extraction Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third-party insurer to the State of Utah in the form of a surety bond. The total future reclamation obligation is estimated to be $4.36 million. The Company expects that its lithium extraction plans are allowed under the terms of the Mineral Extraction Permit. Any greenfield expansion of ponds or appurtenances beyond the existing facility footprint would require a modification to the Mineral Extraction Permit regardless of the mineral(s) developed.

Pursuant to the Royalty Agreement, the Company has rights to all salts from the GSL, and in exchange, the Company pays a royalty to the State of Utah based on gross revenues per pound of salts produced. The Royalty Agreement contains a most favored nations clause that effectively provides that the Company always pays the lowest royalty rate for any particular salts as any other person pays to the State of Utah for extraction of such salts. The current royalty rate for SOP under the Royalty Agreement is 4.8%. To extract lithium and LCE products (as described in further detail below), the Royalty Agreement must be modified. The Royalty Agreement does not expire so long as paying quantities of minerals are produced and the Company pays a minimum royalty of not less than $10,000 per year.

The actual extraction of minerals from the GSL is controlled by water rights that dictate the amount of brine that can be pumped from the lake on an annual basis. Compass Minerals’ water rights are listed in Table 3.5. Compass Minerals has 156,000 acre-ft extraction rights from the north arm of the lake that it relies upon for its current production. Compass Minerals holds additional 205,000 acre-ft water extraction rights from the south arm that are not currently being utilized. As a limit on the volume of brine that can be pumped in a year, these water rights also effectively cap the mass production of Salt that is possible in any year.

Table 3.5: GSL Water Rights

Source	Points of Diversion	Priority	County	Water Right #	Volume[1]
Great Salt Lake	PS 1	1/8/62	Box Elder	13-246	134 cfs or 27,000 AF
Great Salt Lake	PS 1, PS 23 (segregated from 13-246)	1/8/62	Box Elder	13-3091	46 cfs or 67,000 AF
Great Salt Lake	PS 1, PS 23 (segregated from 13-3091)	1/8/62	Box Elder	13-3569	50 cfs or 62,000 AF
Great Salt Lake	PS 1 and PS 112 (changed from 13-246 and 13-3091)	5/7/91	Box Elder	13-246	180 cfs or 94,000 AF
Great Salt Lake	Clyman Bay	6/13/20	Box Elder	13-3457	180,992 AF

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Bangerter Pump Station Sump	Bangerter Pump Station Canal, near Hogup Bridge Lucin Cutoff	11/9/95	Box Elder	13-3742	25,000 AF
Bear River	PS 2, PS 8, Northern Lease Border	6/11/65	Box Elder	13-1109	17,792 AF
Bear River	PS 2, PS 3, 1B Cut	2/20/81	Box Elder	13-3345	49,208 AF
Bear River/Great Salt Lake	Pond water impoundment North of PS 2 (non-consumptive)	12/14/81	Box Elder	13-3404	8,000 cfs
Underground Water Well	PS 112 Well (Lakeside)	8/20/92	Box Elder	13-3592	0.17 cfs or 100 AF
Underground Water Well	PS 114 Well	2/19/03	Box Elder	13-3800	0.22 cfs
Underground Water Well	PS 112 Well (New)	2/6/08	Box Elder	13-3871	66 AF
Underground Water Wells	PS 113, 114, 7000 ac, Lakeside, 115	12/16/08	Box Elder	13-3885	1.84 cfs or 784 AF
Underground Water Wells	PS 113 Well (New)	12/16/08	Box Elder	13-3887	66 AF
Underground Water Well	Pond Control Well	7/27/65	Weber	35-2343	0.15 cfs
Underground Water Wells (5)	Near Ponds 26/91/88, Pond Control	7/27/65	Weber	35-5373	24.85 cfs
Underground Water Wells (10)	East of Pond 26 (same as 13-5325)	6/17/66	Weber	35-4012	1.5 cfs
Underground Water Wells (10)	East of Pond 26 (same as 13-4012)	6/17/66	Weber	35-5325	6.5 cfs
Underground Water Well	Southeast of Mg Plant	8/19/60	Weber	35-1201	0.00054 cfs
Underground Water Wells (7)	East of Little Mountain	7/19/40	Weber	35-162	0.583 cfs
Underground Water Well	Southeast of Mg Plant	3/23/36	Weber	35-2730	0.089 cfs
Underground Water Well	Dove Creek Grazing Properties	12/02/15	Box Elder	13-3966 (unapproved application)[2]	11,500 AF
Underground Water Well	Dove Creek Grazing Properties	12/02/15	Box Elder	13-3992	500 AF
Underground Water Well	Dove Creek Grazing Properties	04/06/12	Box Elder	13-3933	6.25 AF
Underground Water Well	Dove Creek Grazing Properties	05/23/11	Box Elder	13-3920	10 AF
Source: Compass Minerals

1    AF=acre-feet, cfs=cubic feet per second
2 Subject to successful completion of a hydrogeologic investigation to prove no sustained impacts from requested water allocation.

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3.5	Encumbrances
Mineral extraction activities at the GSL Facility are regulated by the Utah DNR and DOGM under permit # M/057/002. The site is to be reclaimed in accordance with the approved reclamation plan.

The reclamation plan for the solar evaporation and harvest ponds that was developed as part of the mining portion of the permit will be deconstructed in two separate phases. Phase I involves the final return of all accumulated salts within the evaporation and harvest beds. The salts will be dissolved using fresh water obtained via the GSL Facility’s freshwater rights. Similar to Compass Minerals’ yearly return flow operations, the dissolved rinseate will be returned to the GSL at the current point of discharge for prior salt return activities at the southern end of Bear River Bay. The Phase I portion of the plan will be conducted during the late fall for about three to four months in duration. If necessary, these salt return activities may be conducted over multiple years to substantially dissolve accumulated salts and return those salts to the GSL. The salt removal process may require some mechanical removal, if necessary, to return the evaporation ponds and harvest ponds to a natural lake bed surface to the satisfaction of the oversight state regulatory agency.

Upon completion of the Phase I salt removal activities, the Phase II rip-rap management plan will commence. This Phase II will involve the collection of rip-rap from the lake side of the GSL Facility’s dikes and cluster the rip-rap them in piles separated by about 1 mile. The rip-rap clusters will be formed on the pond side of historic dikes. The rip-rap clusters will be designed to enhance the natural migratory bird habitat. Additionally, the rip-rap clusters will be fortified with some fine-grained materials to partially fill some interstitial voids to enhance bird nesting habitat.

In conjunction with Phase II, the exterior and interior dikes will be breached every mile to allow wave action from the GSL to erode the remaining dike structures. All other structures and equipment will be removed from State lands. The process plant is a part of an industrial park and will remain after cessation of operations. At the request of the State Division of Wildlife Resources, Compass Minerals may negotiate the possibility of leaving some ponds in place to create bird refuges.

Borrow pit high walls will be recontoured to a 45° angle or less and the pit floors completed so that the pits will not impound water. Revegetation will take place where sufficient soils exist. No plans for soil importation to revegetate the borrow pits are being considered.

All equipment and structures located on lands owned by the State of Utah will be removed. The Ogden Plant site will be left intact for use in the existing industrial park. Allowing the plant to remain as a part of this park was approved by the Weber County Commission of March 29, 1986.

The commitment to perform required reclamation activities is secured by a surety bond. The current total reclamation obligation is US$4.36 million dollars, and is updated generally every five years.

3.6	Other Significant Factor and Risks
There are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the GSL Facility.

3.7	Royalties Held
Not Applicable.

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4	Accessibility, Climate, Local Resources, Infrastructure, & Physiography

4.1	Topography and Elevation
The Project will be located within the GSL Facility. The Facility is located along the middle to northern extent, on both the west and east side, of the GSL at an elevation ranging between 4,208 ft and 4,225 ft. The topography of the facility area is generally flat, as it is situated along the marginal lake sediments of the GSL.

Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline
GREAT SALT LAKE
GOLDEN SPIKE NATIONAL HISTORIC SITE
BEAR RIVER NATIONAL WILDLIFE
Dolphin Island
Cub Island
Gunnison Island
Strongs Knob
Lakeside
Promontory Point (FAA)
N
20 mi
Google Earth
Image Landsat / Copernicus

Figure 4.1: USGS 7.5-minute Topographic Quadrangle Map: Great Salt Lake
(Source: Compass Minerals)

4.1.1	Vegetation
Local vegetation is dominated by shrubs and grasses associated with a desert ecosystem, and a relatively low precipitation environment.

The wetlands surrounding GSL are of international importance, and they are acknowledged for supporting large populations of migratory birds. As a zone of transition between uplands and the open water of GSL, they also provide other functions. These Include flood control, water quality improvement, and biogeochemical processing. There are approximately 360,000 acres of wetlands below the GSL meander line, in addition to 546,697 acres of open water and 3,540 acres of upland (Figure 4.2). Wetlands represent 26% of the 1.37 million acres below the meander line.

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Locomotive Springs WMA
Salt Creek WMA
Public Shooting Grounds WMA
Duck Clubs
Machine Lake WMA
Bear River Bay Access WMA
Bear River Migratory Bird Refuge
Gunnison Bay
Bear River Bay
Gunnison Island
Willard Bay Upland Game WMA
Harold Crane WMA
Ogden Bay WMA
Howard Slough WMA
Gilbert Bay
The Nature Conservancy Layton Preserve
Hat Island
Farmington Bay
Antelope Island State Park
Farmington Bay WMA
Legacy Nature Preserve
National Audubon Society Gillmor Sanctuary
Duck Clubs
Inland Sea Shorebird Reserve
Timpie Springs WMA
National Audubon Society Lee Creek Area
Diversified Habitats Mitigation Bank
SLC Department of Airports Mitigation Bank
84
91
84
15
80
80
215
Wetlands and Protected Areas
U.S. Fish and Wildlife Service
Utah Department of Natural Resources
Other Protected Areas
Emergent
High Fringe
Low Fringe
Open Water
Playa
Riverine
Upland
Meander Line
Surveyed
Unsurveyed
N
W
E
S
DNR
Wetland dataset comes from the National Wetlands Inventory and various sources.
Miles
0
14
28
56

Figure 4.2: Wetlands and Protected Areas
(Source: Utah DNR, Comprehensive Mgmt. Plant 2011)

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4.2	Accessibility
Access to the east area of the GSL Facility is considered excellent. The City of Ogden, Utah has established infrastructure for both mining and exporting products. Access to the Operation is via Ogden and vicinity on paved two-lane roads. From Salt Lake City, located 40 miles to the south, Ogden is accessible is via Interstate Highway 15.

Access to the west area of the GSL Facility is considered remote. The closest accessible city with established infrastructure is Salt Lake City. The west area access from Salt Lake City via 1-80 west. 68 miles to the Aragonite exit, then 53 miles north via a maintained gravel road to the west pond area.

Commercial air travel is accessible from Salt Lake City, and rail access is provided by an existing siding at the East Ogden Plant and access to add a rail spur on the west side.

4.3	Climate and Operating Season
The GSL Facility is located in the Great Basin cold-desert ecosystem, which occurs from lake level (4,200 feet) to approximately 4,500 feet in elevation in surrounding wetlands and uplands. GSL receives an average of 15 inches of precipitation near the Wasatch Front, less than 10 inches of precipitation on the west side of the lake, and has annual average maximum temperatures of 65.5°F and annual average minimum temperatures of 38.1°F. Compass Minerals measures annual precipitation in its west pond complex at approximately 8 inches, and 12.2 inches in its east pond complex. Temperatures range from an average low of 20°F in January, to an average high in August of 90°F. The summer period from May to September sees the highest evaporation rates and imparts a cyclic nature to the Operation with evaporative concentration in the summer months, and salt harvesting from late fall to early spring.

4.4	Infrastructure Availability and Sources
The east GSL Facility is connected to the local municipal water distribution system, Weber Basin Water Conservation District.

The east GSL Facility is connected to the local electrical and natural gas distribution systems via Rocky Mountain Power and Dominion Energy, respectively. The east GSL facility houses an existing substation as well that services the east-pond complex and Promontory Point.

The population of Ogden, Utah is approximately 88,000, which is included in the greater Ogden-Clearfield metropolitan area population of approximately 600,000. The area population provides a more than adequate base for staffing the east GSL Facility, with a pool of talent for both trades and technical management.

The GSL west area is less developed with regards to infrastructure. A natural gas distribution pipeline is located in the west area. Electrical power will be required and accessible either through a new 40-mile powerline from the north or a 20 mile powerline from the south.

The cities of Ogden and Salt Lake City, Utah provide all necessary resources for the GSL Facility and is a major urban center in the western United States. In addition to a central transportation hub for airline, rail, and over-the-highway cargo, the region is a major support hub for the mining industry in the western United States.

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5	History
Operations have been ongoing at the Ogden Plant site since the late 1960s, with commercial production starting in 1970. The Ogden Plant site has been operated under various owners and has historically produced halite, potash, and as of 1998, magnesium chloride.

During the early 1960s, chemical companies, including Dow Chemical Company, Monsanto Chemical Company, Stauffer Chemical Company, Lithium Corporation of America (“Lithcoa”), and Salzdetfurth A.G., reserved acreage for lakeside developments on GSL (Kerr, 1965). Of these, Lithcoa and Salzdetfurth A.G. were the first to develop commercial brine/salt operations.

The potash facility operated by Compass Minerals Ogden Inc. (which was initially formed in 1967 and was formerly known as Great Salt Lake Minerals Corporation, IMC Kalium Ogden Corp. and Great Salt Lake Minerals & Chemicals Corp.) was constructed after an exploration project and feasibility study was carried out by Lithcoa. Laboratory studies were conducted in 1963 and 1964, followed by three years of pilot plant testing and construction of pilot evaporation ponds (Industrial Minerals, 1984). During 1964, Lithcoa representatives appeared before the Utah State Land Board (the State agency that regulated lake development, now the FFSL) in order to acquire permission to extract minerals from the Great Salt Lake (Lewis, 1965; Woody, 1982). Within the next year or so, permission was granted.

In 1965, studies continued on methods for extracting minerals from Great Salt Lake. During that same year, Lithcoa entered into a partnership with Salzdetfurth, A.G., of Hanover, West Germany, an important producer of potash and salt (Lithcoa 51% and Salzdetfurth A.G. 49% ownership) to develop the land and mineral rights on the lake held by Salzdetfurth A.G. (Lewis, 1966: Engineering and Mining Journal, 1970).

In 1967, Lithcoa and Chemsalt, Inc., a wholly owned subsidiary of Salzdetfurth, A.G., proceeded with plans to build facilities on the north arm of the Great Salt Lake to produce potash, sodium sulfate, magnesium chloride, and salt from the lake brine (Lewis, 1968). Lithcoa was acquired that same year by Gulf Resources and Minerals Co. (Houston, Texas) and at that point Gulf Resources and A.G. Salzdetfurth began developing a US$38 million solar evaporation and processing plant west of Ogden, Utah (Knudsen, 1980). The new facility began operating in October 1970. The plant was designed to produce 240,000 short tons (218,000 metric tons (mt)) of potassium sulfate, 150,000 short tons (136,000 mt) of sodium sulfate, and up to 500,000 short tons (454,000 mt) of magnesium chloride annually (Gulf Resources & Chemical Corporation, 1970; Eilertsen, 1971).

In May 1973, Gulf Resources bought its German partner's share of the GSL project. At that time, the German partner had also undergone some changes and was known as Kaliund Salz A.G. (Gulf Resources & Chemical Corporation, 1973; Behrens, 1980; Industrial Minerals, 1984).

The initial mining sequence consisted of pumping brine directly from the north arm of the GSL. The brine was pumped from Pump Station 1 on the southwest shore of Promontory Point to an overland canal that flowed the brine by gravity to the east side of Promontory mountains and was distributed through a series of solar ponds.

As Great Salt Lake rose to its historic high in the 1980s, the company spent US$8.1 million in 1983, US$8.1 million in early 1984, US$3.0 million in 1985, and US$4.8 million in 1986 to protect its evaporation pond system at the Ogden Plant site against the rising lake level. On May 5, 1984, a northern dike of the system breached, resulting in severe flooding and damage to about 85% of the pond complex. The breach resulted in physical damage to dikes, pond floors, bridges, pump stations, and other structures. In addition, brine inventories were diluted, making them unusable for producing SOP (Gulf Resources & Chemical Corporation, 1986). During the next five years, the company pumped the

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water from its solar ponds, reconstructed peripheral and interior dikes and roads, replaced pump stations, and laid down new salt floors to restart its operation at the Ogden Plant site.

A 25,000-acre evaporation pond complex was constructed at the Ogden Plant site on the west side of the lake in 1994. The new western ponds were connected to the east-pond complex by a 21-mile, open, underwater canal called the Behrens Trench, which was dredged in the lakebed, from the western pond's outlet near Strong’s Knob to a pump station located just west of the southern tip of Promontory Point. The concentrated brine from the west pond, which is denser than the lake brine due to its mineral concentration, is fed into the low-gradient canal, where it flows slowly by gravity eastward, beneath the less-dense GSL brine, to the primary pump station. From there, the dense brine is transported via pipeline and canal around the south end of Promontory Point, then northward, where it enters the east pond complex.

In 1993, D.G. Harris & Associates acquired the Ogden Plant site operations. Ownership of the Ogden Plant was transferred in 1997 to IMC Global (“IMC”), following its acquisition of Harris Chemical Group (part of D.G. Harris & Associates). IMC sold most of its salt operations, including the Ogden Plant, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a leveraged recapitalization, the company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.

On September 16, 2004, the Ogden Plant applied to DOGM to add solar Pond 1B to its permitted operations area. On October 8, 2004, DOGM gave formal approval of this permit revision, and Pond 1B construction was completed in 2006. This pond is located on the east side of Promontory Point and due east of Pond 1A and of the Bear River Channel.

On November 11, 2011, the Ogden Plant submitted a Notice of Intent (“NOI”) to amend mining operations to integrate pond technology enhancements (“PTE”) in existing perimeter dikes located in Bear River Bay. PTE is designed to improve the functionality of existing dikes and is fully encapsulated within the dikes. PTE is implemented by excavating a 24-inch trench within the existing perimeter dikes and backfilling the excavation with inert cement bentonite grout. The PTE then acts to reduce leakage of refined brines back into the GSL. Due to the low compressive strength of the vertical cement bentonite seam (which is similar to the strength of the surrounding dike materials), the existing reclamation plan which provides for wave action to ultimately remove dikes will also be effective in reclaiming PTE-integrated dikes. PTE construction was completed in 2014.

6	Geological Setting, Mineralization, and Deposit

6.1	Geologic Description
The GSL Facility produces saleable minerals from brines sourced from the GSL. These brines are upgraded through solar evaporation within large, constructed ponds. The following describes the geologic relevance of the GSL and lays out the man-made aquifers within the evaporation ponds which host brines with high lithium concentrations.

The GSL Facility is located on the shore of the GSL in northern Utah. This location is within the geographic transition from the Rocky Mountains to the Basin and Range Province to the west.
The GSL is a remnant of Lake Bonneville, a large Late-Pleistocene pluvial lake that once covered much of western Utah. At its maximum extent, Lake Bonneville covered an area of approximately 20,000 square miles. Lake Bonneville has been in a state of contraction for the past 15,000 years and has resulted in the formation of remnant lakes that include the GSL, Sevier Lake, and Utah Lake (Figure 6.1). Evaporation rates higher than input from precipitation and runoff have driven the lake contraction and

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has served to concentrate dissolved minerals in the lake water. The GSL is one of the most saline lakes in the world.

The Great Salt Lake is currently the largest saltwater lake in the western hemisphere, covering approximately 1,700 square miles. However, due to fluctuation in evaporation rates and precipitation, that size has ranged from 950 square miles to 3,300 square miles over the past 60 years. On a geologic timeframe, the GSL water level has varied by many hundreds of feet over the past 10,000 years (UGS, 1980).

Figure 6.1: Former Extent of Lake Bonneville, Relative to Current Remnant Lakes and Cities
(Source: UGS 1980)

Over the course of modern record keeping, the water level of the GSL has not varied by more than 20 ft. This is controlled through the balance of recharge and discharge from the lake. Lake level data indicated that historical lows were seen in the 1960s, and once again in the summer of 2022, while historical highs were seen in the mid-1980s, which required discharge of the GSL brine into the west desert by the Utah Division of Water Resources and Utah Department of Natural Resources in an effort to control the lake level. Inflow contributions to the GSL are from surface water (66%), rainwater (31%), and groundwater

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(3%), with seasonal variation impacting the annual contribution (UGS, 1980). Discharge from the GSL is primarily through evaporation.
Salinity throughout GSL is governed by lake level, freshwater inflows, precipitation and re-solution of salt, mineral extraction, and circulation and constriction between bays of the lake. Distinct salinity conditions have developed in the four main areas (or bays) of the lake as a result of 1) fragmentation of the lake resulting from causeways and dikes and 2) the fact that 95% of the freshwater inflow to the lake occurs on the eastern shore south of the causeway (Loving et al. 2000). From freshest to most saline, the largest bays in GSL today are Bear River Bay, Farmington Bay, Gilbert Bay (the main body of the lake also referred to as the south arm) and Gunnison Bay (i.e., the north arm). Since 1982, the salinity in Bear River Bay and Farmington Bay ranges from 2% to 9%, though it typically stays between 3% and 6%). Figure 6.2 illustrates the range of salinities within the four bays of the GSL.

In 1960, a railroad causeway was constructed in replacement of a 12-mile-long wooden trestle. The causeway is a permeable rockfill barrier with box concrete box culverts that permit limited brine transfer, but prevent full mixing of brine on either side of the causeway. The causeway has therefore effectively divided the GSL into two bodies of water (the north arm and the south arm), which have each developed distinct physical and chemical attributes most readily identified through a noticeable color difference in the waters (Figure 6.3).

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Monument Point
Box Elder
Cache
84
91
Rozel Point
Gunnison Bay
Bear River Bay
Weber
Northern Railroad
Causeway
Promontory Point
OGDEN
Fremont Island
89
Roy
84
Gilbert Bay
Clearfield
Davis County
Causeway
Hat Island
Davis
Layton
15
Carrington Island
Farmington
Bay
Antelope Island
State Park
Bountiful
Stansbury Island
Southern
Causeway
Saltair/Southshore
SALT LAKE CITY
215
80
Southern Railroad
Causeway
80
West Valley City
Taylorsville
Tooele
Salt Lake
Murray
Salinity
Bear River Bay, 2%–14%
Farmington Bay, 2%–12%
Gilbert Bay, 5%–19%
Gunnison Bay, 15%–27%
Meander Line
Surveyed
Unsurveyed
N
W
E
S
DNR
Salinity dataset
comes from the Utah
Geologic Survey.
Miles
0
14
28
56

Figure 6.2: Salinity in Bays of the GSL
(From GSL Comprehensive Management Plan, 2011)

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Figure 6.3: Railroad Causeway Segregating the North and South Arms of the GSL
(Source: Compass Minerals)

Due to the location of the causeway, all surface freshwater flow enters the south arm of the lake as river inflow from the Jordan, Weber, and Bear Rivers. Conversely, the north arm of the lake receives only mixed brine via limited recharge through the causeway and minor contributions from precipitation and groundwater. Furthermore, due to topography and microclimate conditions, the south arm receives greater precipitation, while the north arm has more favorable evaporative conditions (UGS, 1980). Considering there are no freshwater inflows to the north arm and the intensity of evaporation in the summer months, the north arm acts as a hydrologic sink in the terminal GSL lake system, receiving all the inflows from the south arm. These conditions have resulted in the preferential concentration of minerals within the north arm brine relative to the south arm brine. Figure 6.4 provides an illustration of the inflows to the GSL, including direct precipitation (Ps) and Evaporation (Es) and the four primary river basins (note Goggin Drain is the inflow from the Jordan and Provo Rivers (Jewell, 2021).

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$P_N - E_N$
Bear River
Weber River
N.A.
± causeway
Breach
± culvert
$P_S - E_S$
Farmington Bay
South Arm
Goggin Drain

Figure 6.4: Inflows and Evaporative Outflows
(Source: Historic low stand of Great Salt Lake, Utah (Jewell, 2021)

Recent sampling for the Utah Geological Survey (UGS, 2021) data shows that overall potassium, magnesium, and sodium concentrations in the north arm are typically more than double those found in the south arm. While UGS hasn’t sampled for lithium since the 1990s, it is reasonable to assume an increase in lithium concentrations over the same period as ionic ratios tend to be fairly static. These data reflect the impact of the causeway and environmental factors and allow for a review of potential resources to consider the north arm and south arm of the Great Salt Lake independently.

Compass Minerals’ GSL Facility extracts brine from the North Arm of the Great Salt Lake into a series of evaporation ponds. The brine is concentrated in these ponds, moving from pond to pond as the dissolved mineral content in the brine increases. Through the course of operation, halite is precipitated within these ponds at an average net rate of four inches per year. The thickness of the halite beds in each of the ponds ranges from 5.0 to 6.5 ft in Pond 1b, 7.0 to 15.5 ft in Pond 113, and 0.0 to 8.0 ft in Pond 114 where the salt beds taper out along a beach head on the western side of the pond. The deposited halite in Pond 96 ranges from 6.5 to 9.0 ft, 8.0 to 9.5 ft in Pond 97, and 9.0 to 9.5 ft in Pond 98. The precipitated halite has a coarse granular texture, unconsolidated, with individual grains having a subangular shape (Figure 6.8). The halite beds in the evaporation ponds host a residual brine aquifer. These residual brines remain after the brine level in the pond has been pumped down for transfer to the top of the halite bed. This brine aquifer, hosted in the halite beds, contains the dissolved lithium

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mineralization considered in the mineral resource estimate. The operation is described in more detail in subsequent sections of this TRS.

6.1.1	Lake Level Fluctuations
Long-term consideration of lake levels at the Great Salt Lake is required given the potential 140-year life (current SOP Mine Life) of the Ogden Plant, based on the resource base and production rate of the operation (see Section 13). Inflow to the lake is variable on an annual basis and is dependent upon levels of precipitation, runoff from snowmelt and upstream consumption of water (agricultural, industrial, residential, etc.). Evaporation from the lake, which is the primary means of water loss from the system, is also variable and dependent upon several factors such as current areal extent of the lake, salinity, cloud cover, daily temperatures, and daily wind levels. On a year-to-year basis, all these factors vary and therefore lake levels can shift.

As can be seen in Figure 6.5, even on a relatively short 170-year timeframe between 1847 and 2022, water levels have varied by more than 20 feet. The most recent lake level data shown in the figure illustrates that the lake has gone from a historical high level in the mid-1980s to a level approaching the historical low reached in the 1960s. The concern in the 1960s was reportedly that the lake would dry up when the lake was at its lowest level, while in the 1980s, there was significant surface infrastructure ruined by flooding when the lake was at its highest level. In fact, levels were so high that water was pumped to the West Desert to attempt to control lake levels. On a geologic timeframe of thousands of years, especially the Pleistocene glacial period, lake levels have varied even more, by hundreds of feet.

Figure 6.5: Historic Lake Levels for the Great Salt Lake
Source: USGS, 2022 (accessed August 2022 at http://ut.water.usgs.gov/greatsaltlake/elevations/)

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Figure 6.6: Great Salt Lake Volume / Area Relationship
Source: Baskin, 2011

From a resource basis standpoint, there are two material impacts due to changes in lake levels:

Rising and falling lake levels drive significant changes in water volume. As seen in Figure 6.6, the volume change between the recent historical low lake elevation (4,189.3 feet in 2022) and the historical high elevation (4,212 feet in 1986 and 1987) is approximately 250%. With a largely fixed dissolved mineral content in any year, an increase in water volume decreases the concentration (grade) of minerals suspended in solution and conversely, a decrease in water volume increases the concentration (grade) of the contained minerals. This relationship, relative to potassium, is illustrated in Figure 6.7 which shows lake level relative to potassium concentration in north arm pool based on data collected from UGS north arm sample location LVG4 (described in Section 7). Given the exponential increase or decrease in volume related to elevation shown in this figure, the impact to concentration can more than double (or cut in half) concentration levels of potassium ion suspended in the brine.

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GSL Elevation (North Arm)
Average K Concentaruion nin 00's mg/L)
4210
4205
4200
4195
4190
4185
4180
12
10
8
6
4
2
0
6/18/1966
6/18/1968
6/18/1970
6/18/1972
6/18/1974
6/18/1976
6/18/1978
6/18/1980
6/18/1982
6/18/1984
6/18/1986
6/18/1988
6/18/1990
6/18/1992
6/18/1994
6/18/1996
6/18/1998
6/18/2000
6/18/2002
6/18/2004
6/18/2006
6/18/2008
6/18/2010
6/18/2012
6/18/2014
6/18/2016
6/18/2018
6/18/2020
Water Level
Avg K

Figure 6.7: Relationship between North Arm GSL Level and Potassium Concentration
Source: Compass Minerals

Changes in the concentration of dissolved minerals can cause ions to reach saturation and begin precipitating from solution (i.e., depositing on the bed of the lake). While especially relevant to sodium ions, and in extremely low lake elevation conditions, potassium ion as well. Magnesium and lithium would not be expected to precipitate under reasonably foreseen low-lake level conditions.

6.1.2	System Recharge
As previously mentioned, there is ongoing recharge of the ions present in the Great Salt Lake brine from the surface and groundwater inflows to the lake. Studies that have evaluated system recharge have focused primarily on river and spring inflows. From a volume basis, these surface water inflows have averaged approximately 66% of total inflow to the lake with rainwater accounting for approximately 31% and groundwater 3% (UGS, 1980). Given rainwater is assumed to be relatively pure and therefore adds limited loading to the lake and the small volume of groundwater entering the lake, it is reasonable to assume that most ionic recharge to the lake is from surface water. The surface water recharge to the lake has been estimated to add approximately 0.1% annually to the total ionic load in the lake (UGS, 1968). Because there are no active measurements of ionic load coming into the GSL, and a static model is utilized for the estimate, ionic recharge was not included in the resource basis.

6.2	Mineral Deposit Type
There are two primary mineral deposits considered for lithium mineral resources; 1) the brines of the Great Salt Lake; and 2) the brine aquifers hosted within the halite beds of Ponds 1b, 96, 97, 98, 113, and 114.

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The Great Salt Lake is a brine lake that hosts dissolved minerals at concentrations sufficient for economic recovery of certain resources. The mineral resource of the Great Salt Lake currently supports economic recovery of sodium (as NaCl), potassium (as SOP), and magnesium (as MgCl2). Lithium is not currently extracted from the brine of the Great Salt Lake for commercial sale.

The brine aquifers within the halite beds of Ponds 1b, 96, 97, 98, 113, and 114 were originally sourced from the North Arm of the Great Salt Lake. These brines were subsequently concentrated through solar evaporation, significantly elevating concentrations of dissolved minerals. These aquifers are located within man-made evaporation ponds, and process derived sediments (halite).

The stratigraphy of the evaporation ponds at the GSL Facility is relatively simplistic. The ponds are constructed on top of native clays and sandy clays on the shore of the GSL, with constructed clay berms (Figure 6.9). The brines were then pumped into the constructed evaporation ponds which resulted in precipitation of halite. The brine aquifer water table within the halite aquifer is generally at, or immediately below the surface of the halite. Ponds 96, 97, and 98 have halite deposition which has topped the berms that separates the three ponds, this allows these three ponds to be currently operated as a single pond.

6.3	Stratigraphic Section
A not-to-scale cross section of a typical evaporation pond is provided as Figure 6.8, and a relational cross section of evaporation ponds to the GSL is provided in Figure 6.9.

Figure 6.8: Geologic Cross Section within Evaporation Ponds at the GSL Facility
Compass Minerals

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Figure 6.9: Relationship between GSL and Evaporation Ponds
Compass Minerals

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7	Exploration
Exploration activities related to the lithium mineral resources at Compass Minerals’ GSL Facility included sampling and surveys of the GSL as well as drilling, pothole trench excavation, and hydrogeologic testing both in the field and laboratory for the ponds. The following describes the exploration activities undertaken to develop the data utilized within the mineral resource estimate.

7.1	Procedures - Exploration Other than Drilling
For the GSL, non-drilling exploration is the primary source of information supporting the resource estimate. For the ponds, there are more limited exploration activities outside of drilling that have been completed.

7.1.1	Great Salt Lake
Data to support the lithium and LCE resource estimates for the Great Salt Lake were sourced from historical literature and data produced by the UGS or USGS related to the Great Salt Lake, supplemented by recent sampling data performed by Compass Minerals. Compass Minerals did not conduct an independent audit of historic exploration methods or sampling and analytical analysis. However, given that almost all data is sourced from the USGS and UGS, in the QPs’ opinions, it is reasonable and appropriate to rely upon this data, especially given the wide range of data over many years that reflects consistency from data set to data set, including recent sample data collected by Compass Minerals.

The data available for the Great Salt Lake include the following:

•Lake level elevation data and trends to estimate total brine volume, measured by the USGS
•Historical lithium concentrations within the Great Salt Lake, measured by the UGS
•Recent lithium concentrations within the Great Salt Lake, measured by Compass Minerals
•Recent lithium concentrations at the intake for brine into Compass Minerals’ evaporation ponds, measured by Compass Minerals
•Bathymetry data for the lake bottom, measured by the USGS

Lake Level Elevation and Brine Volume

The water level within the Great Salt Lake is monitored at several points within the north and south arms of the lake. Sample data is collected by the USGS and the locations utilized for this resource estimate include USGS 10010100 Saline (north arm) and USGS 10010000 Saltair Boat Harbor (south arm).

As noted in Section 4.2, the water elevation in the lake has varied significantly over time. Over the past 50 years, the lake elevation has ranged from a low of approximately 4,189 ft amsl to a high of approximately 4,212 ft amsl in the north arm of the lake, equating to a variation of more than 20 ft in elevation (Figure 7.1). As seen in this figure, the water elevation in the south arm is close to that in the north arm although almost always higher, with the average differential typically around 1 ft.

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Figure 7.1: Lake Elevation Data for the Great Salt Lake
Source: Modified from USGS 2022

The depth profile, or bathymetry, of the Great Salt Lake has also been studied in detail, with bathymetric studies completed in 2000, 2005 and 2006 (USGS 2000, 2005, 2006). Figure 7.2 shows the 2005 bathymetric data for the south arm of the lake and Figure 7.3 shows the 2006 bathymetric data for the north arm. Notably, the more recent 2005/2006 data only surveyed the lake to an elevation of 4,200 feet. While there are periods where the lake is above this level, the 2000 lake survey includes survey data to 4,216 feet that can be utilized for these higher lake levels. Given the use of both data sets in the analysis, Compass Minerals took the average of the older 2000 data and the more recent 2005/2006 data for elevations where both data points were available. For levels above 4,200 feet, Compass Minerals solely relied upon the 2000 data. Notably, within the range of lake levels evaluated, the average of the data set was within 1-2% of the 2005 / 2006 data with a maximum of 5% differential. Therefore, in the QPs’ opinions, indicating the use of the average is a reasonable approach.

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Figure 7.2: Bathymetric Map of the South Arm of the Great Salt Lake
Source: USGS, 2005

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Figure 7.3: Bathymetric Map of the North Arm of the Great Salt Lake
Source: USGS, 2006

Based on the water elevation of the lake, the overall volume of each arm of the lake can be calculated with analysis of the bathymetry data. The USGS analyses present this data on 0.5 ft increments (Figure 7.4). Daily lake elevation data is generally collected in 0.1 foot increments and therefore, for volume calculations, lake volume data between the 0.5 foot elevation data increments is interpolated linearly.

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25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Lake Volume (acre-feet)
4160.0
4170.0
4180.0
4190.0
4200.0
4210.0
4220.0
Lake Surface Elevation (ft)
South Arm
North Arm

Figure 7.4: Relationship between Lake Water Elevation and Total Volume of the Lake
Source: Modified from USGS, 2000, 2005, 2006

Historical Lithium Concentration in Great Salt Lake Brine

The UGS has completed periodic sampling of the GSL for specific stations since 1966 (Figure 7.5), which are available through a public database, accessible at the following web location: https://geology.utah.gov/docs/xls/GSL_brine_chem_db.xlsx (UGS, 2020). The database was updated most recently on October 15, 2020. Analysis of lithium in those samples is sporadic, with dense data in the 1960s and 1970s, becoming sparser into the 1980s and 1990s, and almost none collected since the 2000s (the exception being a single sample event in 2019). During the initial analysis the UGS conducted a total of 57 sampling locations within the north and south arms combined (Figure 7.5). After the initial sampling periods the UGS concluded that the lateral chemical variation within the arms was not material and therefore the number of sampling stations was reduced to 3 stations in the South Arm (AS-2, AC-3 and FB-2) and 2 stations in the North Arm (LVG-4 and RD-2).

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Figure 7.5: UGS Brine Sample Locations in the Great Salt Lake
Source: UGS, 2016, modified to show Compass Minerals Sampling Locations

The sampling locations by the UGS are summarized in UTM format using a NAD83 grid in Table 7.1. Sampling is completed using the following procedures:

•Travel by boat to the defined coordinates using the boats navigational systems

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• by using a graduated hose with a weighted metal screen
•Sample intervals of 5 ft across the full depth profile of the lake. This is important given that ion concentration over the water column can vary significantly (generally increasing at depth, especially in the South Arm)
•Prior to each sample being taken the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles, and dispatched to the laboratory.

Table 7.1: UGS Sampling locations

Sample Location ID	Lake Arm	Longitude	Latitude	UTM Easting	UTM Northing
LVG-4	North	-112.7616	41.324	352571	4576225
RD-2	North	-112.7483	41.4415	353947	4589248
AS-2	South	-112.3249	40.8165	388265	4519236
AC-3	South	-112.4466	40.9999	378337	4539758
FB-2	South	-112.4608	41.1349	377394	4554765
Source: UGS, 2012, modified by SRK

While sample data for the lake, including lithium concentrations, has been collected since the 1960’s, the mineral loading in the lake was dramatically changed in the late 1980’s as significant volumes of brine were pumped from the lake to the desert located to the west of the lake to control flooding1. This resulted in a significant reduction in overall dissolved mineral content in the lake. Therefore, data older than June 30, 1989 (the final date of pumping with this project) was excluded from the analysis as it is no longer representative of the overall dissolved mineral load in the lake.

In total, post June 30, 1989 sample counts from the UGS for each sample site follow:

•AS2: 11
•AC3: 1
•FB2: 9
•LVG4: 9
•RD2: 6

Lithium concentration is heavily influenced by water levels in the GSL which creates significant variability in the data. The range of UGS sample results from these five sites is presented in Figure 7.6. As seen in this figure, while the UGS has consistently sampled AC-3 for other elements, there is a single lithium sample at this site as AC-3 was not consistently historically sampled during earlier periods for which lithium was typically included in the chemical analyses.

1 The West Desert pumping project was implemented to slow the rise of lake levels between 1987 and 1989. During this time frame, reduced evaporation and increased inflow caused the lake to rise to historically high levels and caused significant flood damage to structures and infrastructure, including US Magnesium and the Ogden Plant’s evaporation ponds. This pumping project had a material negative impact on ion content of the Great Salt Lake with most of the salt content of the lake water pumped to the West Desert lost from the system. The USGS completed a study in 1992 evaluating the amount of ion load lost due to the first year of pumping from this project (USGS, 1992). This study estimated that in this first year of pumping, approximately 7.2% of the contained ion load was pumped out of the lake with approximately 10% of that amount eventually making its way back to the lake. However, there is significant uncertainty as to the amount of loss for the remainder of the project and around the USGS estimate so the true dissolved mineral mass lost in the West Desert pumping project is not quantified.

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Figure 7.6: Great Salt Lake Lithium Concentration, UGS Sampling Data
Source: Modified from UGS, 2020

Recent Lithium Concentration Data in Great Salt Lake Brine

During 2020 and the first half of 2021, Compass Minerals has conducted independent sampling within the GSL from three of the five sampling locations used by the UGS. Sampling has been completed from LGV-4 and RD-2 in the north arm, and from FB-2 in the south arm (Figure 7.5). The AS-2 location has not been sampled as it lies further south within the lake.

Sampling procedures have been designed where possible to mimic the methodology used by UGS in the historical database.

Sampling is completed using the following procedures:

•Travel by boat to the defined coordinates using the boats navigational systems
• by using a graduated high-density polyethylene (HDPE) hose with a weighted metal screen
•Sample intervals of 5 ft have been used
•Prior to each sample being taken the hose is flushed with water from the desired depth to clear brine from the previous sample and reduce potential contamination
•Samples are collected in pre-labelled 250 mL bottles and dispatched to the laboratory.

Compass Minerals has taken a total of 70 samples during this period plus additional sampling for quality control including field duplicates and field blanks, from the three locations. Compass Minerals has split each of the sampling locations into four portions which are defined as the deep, intermediate, shallow and surface samples. A summary of the results over the time period is presented in Table 7.2.

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Table 7.2: Summary of Compass Minerals Sampling Split by Location and Depth Classification

Row Labels	Count	Average of Boron (mg/L)	Average of Calcium (mg/L)	Average of Potassium (mg/L)	Average of Lithium (mg/L)	Average of Magnesium (mg/L)
FB-2 Deep	6	34.9	314	4,642	37.8	7,293
FB-2 Deep Intermediate	6	28	306	3,908	30.7	6,102
FB-2 Deep Shallow	6	24.5	282	3,162	25.9	5,002
FB-2 Shallow	5	23.8	280	3,380	27.2	5,274
FB-2 Shallow Intermediate	6	25	275	3,442	27.6	5,347
LVG-4 Deep	6	45.9	398	7,870	58.6	11,877
LVG-4 Intermediate	6	46.2	355	7,475	56.8	11,448
LVG-4 Shallow	6	45.8	348	7,545	57	11,550
LVG-4 Surface	4	42.8	342	7,058	52.6	10,595
RD-2 Deep	6	47.7	349	7,305	55.2	11,073
RD-2 Intermediate	6	46.6	371	7,463	56.8	11,332
RD-2 Shallow	6	48.5	401	7,665	57.4	11,545
RD-2 Surface	1	48.4	266	7,380	51.6	9,920
Sub Total	70	38.5	335	5,934	45.4	9,058
Source: Compass Minerals, 2021

It is the QPs’ opinions the sampling methods involved are appropriate and representative of the GSL and by using a similar process to the UGS allows for the databases to be combined within the current estimates. The QPs believe that the samples labelled as shallow, intermediate, and deep in the North Arm of the GSL are the most indicative of lake concentration since surface samples are susceptible to recent precipitation events and the stratification of fresher water. Review of lithium concentrations in the shallow, intermediate, and deep profiles generally fall within the 55 mg/L and 60 mg/L range.

Pond 114 Intake Sampling

In addition to the historical data collected by the UGS, Compass Minerals has collected lithium samples from the intake pump for Pond 114 in 2018 and 2021. Samples have been taken via the use of a weighted high density polyethylene hose which is inserted into the water column. The depth to the lakebed is tagged for depth and then the hose is raised one foot to produce a clean sample. Sampling occurred over an approximate sampling interval of 3ft within the water column, using the same pumping system as used in the GSL sampling program. To reduce the possibility of cross sampling contamination, the pump was run for a minimum of 5 minutes between samples to clean any potential brine from the previous sampling. These samples are indicative of the Great Salt Lake brine that is pulled from the North Arm and pumped into Pond 114 for the first phase of evaporative concentration. The Compass Minerals dataset covers the fall of 2018, spring/summer of 2019, spring/summer of 2020, and the latest sampling period in April 2021, presenting multiple years of seasonal data. Lithium concentrations by year are as follows:

•Fall 2018: 4 samples ranging from 93 to 103 mg/L averaging 98 mg/L,
•Spring/summer 2019: 5 samples ranging from 52 to 70 mg/L, averaging 63 mg/L.
•Spring/summer 2020: 4 samples, ranging from 56 to 70 mg/L, averaging 58 mg/L.
•Spring 2021: a single sample at 67.5 mg/L

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These samples represent a different style of sampling than those taken at the main GSL sample locations and therefore have not been utilized for the current mineral resource estimate but have been used for verification purposes.

7.1.2	Evaporation Pond Salt Mass
Limited exploration activities outside of drilling associated investigations have been completed for the evaporation ponds. The only data included in this report from other data collection programs includes pothole trenching within the halite aquifer of Pond 114.

Seven (7) pot-hole trenches were completed in Pond 114 in March 2018. All trenches were excavated to the depth of the halite–native sand contact. The contact was measured and serves as the basis for the mapped thickness of the halite aquifer.

The brine elevation within the Pond 114 halite deposits was found to be at the surface or immediately below (<2 inches) the top of the halite. Brine samples were collected from the completed trenches by inserting the intake tube from a peristaltic pump into the brine fluid column within the trench. The end of the intake tube was placed in the bottom half of the halite deposits. The pump was then used to complete the purge and sample the brine for laboratory analysis.

The method of sample collection assumes that the brine is vertically homogenous within the halite aquifer, however this has not been confirmed through discretized sampling.

A total of seven pot-hole trenches were excavated within Pond 114, spread across 10,575-acre area. Although there is good spatial distribution of these trenches, at the rate of one trench per 1,500 acres, there is some potential that the investigation method did not adequately characterize all variability in brine chemistry. The location of these pot-hole trenches in Pond 114 is shown in Figure 7.7 (Source: SRK 2020).

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1202000
1211000
1220000
1229000
Legend
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N
Miles
0
0.25
0.5
1
1.5
3655000
3646000
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114TP06
114TP04
114TP07
114TP03
114TP02
114TP01

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN:	MH	DRAWN:	KM	REVIEWED:	MH
SCALE:	1:50,000			DATE:	5/26/2020
FILE:	Pond114_26May2020.mxd				

ISSUED FOR:	Compass Minerals	REVISION NO.
SRK JOB NO.	395700.6	A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Report_26May2020\Pond114_26May2020.mxd DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 7.7: Location of Pot-Hole Trenches within Pond 114
Source: SRK 2020

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Results from the pot-hole trench sampling included measurements of precipitated halite thickness, brine chemistry (Table 7.3), and aquifer properties (discussed in Section 7.3). The halite ranged in thickness from 5.5 to 8.0 ft at the seven sample locations in Pond 114. The analysis of brine chemistry from Pond 114 resulted in a range of 125 to 328 mg/L for lithium, with an average of 252 mg/L. The average magnesium to lithium ratio for the seven samples was 166:1.

Table 7.3: Halite Thickness and Brine Chemistry from Seven Sample Locations in Pond 114

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
114TP01	8.0	3/3/2020	238	18400	41400	63300	77 : 1	174 : 1
114TP02	6.5	3/3/2020	328	26700	50100	51800	81 : 1	153 : 1
114TP03	6.5	3/3/2020	321	25300	50900	52600	79 : 1	159 : 1
114TP04	6.5	3/3/2020	279	23800	46100	52400	85 : 1	165 : 1
114TP05	5.5	3/3/2020	265	23100	43000	46700	87 : 1	162 : 1
114TP06	6.5	3/3/2020	125	12900	23400	89000	103 : 1	187 : 1
114TP07	6.5	3/3/2020	208	17400	38400	68000	84 : 1	185 : 1
Average			252	21100	41900	60500	84 : 1	166 : 1
Source: Compass Minerals Sampling Data

The brine sampling methods within Pond 114 did not allow for vertical discretization of brine variability. Samples are assumed to be full thickness and believed to be a homogenous mix across the total halite thickness.

Overall, the samples did display a level of lateral heterogeneity, especially in the northeast of the pond (location 114TP06 & 114TP07)), where an increase in Na is observed, along with a decrease in K, Li, and Mg. It is the QPs’ opinions that these values are more representative of pond conditions, than any bias induced by the sampling method.

7.2	Exploration Drilling
Exploration drilling activities only apply to salt mass investigations as drilling is not an appropriate method of sample collection from the lake body.

Significant exploration drilling was completed in Pond 1b and Pond 113 in 2018 and 2019, and in Pond 96, Pond 97, and Pond 98 in 2020 to collect both brine samples for analysis, and to characterize hydrogeologic properties of the halite aquifers.

7.2.1	Drilling Type and Extent
Drillholes completed within the halite beds of Pond 1b, Pond 96, Pond 97, Pond 98, and Pond 113 were completed via sonic drilling methods (Figure 7.8). Sonic drilling allowed for rapid advancement of the drillholes, halite sample collection for laboratory analysis, and provided access to inter-aquifer brines sampling during drilling. Sonic drilling is an advanced form of drilling which employs the use of high-frequency, resonant energy generated inside the Sonic head to advance a core barrel or casing into subsurface formations. During drilling, the resonant energy is transferred down the drill string to the bit face at various Sonic frequencies. It is the preferred drilling method when drilling loose or unconsolidated material, as it minimizes movement of the soil adjacent to the hole and maintains ground conditions over the sampling interval.

A total of 72 sonic drillholes were completed in 2018, with an additional 10 completed in 2019, and 21 completed in 2020 (Table 7.4). The 2019 drillholes were limited to Pond 113 and were primarily drilled

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adjacent to previous drillholes for confirmatory sampling. Locations of all drillholes are shown in Figure 7.9, 7.10, and Figure 7.11 (SRK, 2019). In the QPs’ opinions, the drillhole spacing is appropriate for characterization of the brine aquifer.

Figure 7.8: Sonic Drill Rig Operating on the Halite Salt Bed in Pond 113
Source: SRK Consulting (US) Inc.

Table 7.4: Location and Number of Drillholes by Year

Location	Number of Drillholes Completed			Total
	2018	2019	2020
Pond 1b	13	-	-	13
Pond 96	-	-	8	8
Pond 97	-	-	6	6
Pond 98	-	-	7	7
Pond 113	59	10	-	69
Total	72	10	21	103
Source: Compass Minerals Sampling Data

Drillholes were completed with nominal 6-inch sonic drill tooling, with continuous sampling (5.25-inch core diameter). Samples were extracted on 3 ft intervals and provided to the geologist at the Sonic drill rig for lithological logging (Figure 7.12). The major geologic contacts were logged (halite, original sand surface deposits, and underlying clays), which form the basis of mapped thicknesses. As necessary, geologic samples were collected for laboratory analysis.

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1409000
1418000
1427000
3619000
3610000
1BSP10
1BSP11
1BSP12
1BSP13
1BSP6
1BSP7
1BSP8
1BSP9
1BSP3
1BSP4
1BSP5
1BSP1
1BSP2
Legend
Drillhole with ID
N
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0.25
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DESIGN: MH	DRAWN: KM	REVIEWED: MH
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ISSUED FOR: Compass Minerals	REVISION NO.
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PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Report_26May2020\Pond1B_26May2020.mxd ... DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 7.9: Location of Sonic Drillholes Completed in Pond 1b in 2018
Source: SRK Consulting (US) Inc.

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1427000
1436000
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3637000
98SP01
98SP02
98SP07
98SP03
98SP06
98SP04
98SP05
97SP06
97SP01
97SP02
97SP05
97SP03
97SP04
96SP05
96SP04
96SP06
96SP03
96SP07
96SP02
96SP01
96SP08
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Pond
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Compass Minerals	srk consulting				DRILL HOLE LOCATIONS FOR PONDS 96, 97 AND 98	
	NAD 1983 StatePlane Utah North FIPS 4301 Feet					
	DESIGN: MH	DRAWN: KM	REVIEWED: MH		ISSUED FOR: Compass Minerals	REVISION NO. A
	SCALE: 1:32,000		DATE: 10/13/2020		SRK JOB NO. 395700.600	
	FILE: Pond96-98_8Oct2020.mxd					

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\S-K1300Report_Oct2020\Pond96-98_8Oct2020.mxd

Figure 7.10: Location of Sonic Drillholes Completed in Pond 96, Pond 97, and Pond 98 in 2020
Source: SRK Consulting (US) Inc.

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1220000
1229000
1238000
1247000
1256000
3646000
3637000
3628000
3619000
3610000
SP-01
SP-02
SP-03
SP-04
SP-06
SP-07
SP-08
SP-10
SP-12
SP-14
SP-13
SP-11
SP-15
SP-89
SP-16
SP-18
SP-19
SP-21
SP-20
SP-22
SP-24
SP-26
SP-27
SP-28
SP-29
SP-83
SP-84
SP-30
SP-31
SP-85
SP-87
SP-88
SP-33
SP-35
SP-36
SP-66
SP-32
SP-38
SP-39
SP-41
SP-43
SP-34
SP-86
SP-37
SP-45
SP-46
SP-47
SP-48
SP-49
SP-40
SP-42
SP-51
SP-50
SP-58
SP-59
SP-60
SP-67
SP-73
SP-74
SP-75
SP-76
SP-77
SP-79
SP-80
SP-81
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N
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Miles

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DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:65,000		DATE: 5/26/2020
FILE: Pond113_26May2020.mxd		

ISSUED FOR: Compass Minerals	REVISION NO.
SRK JOB NO. 395700.6	A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Report_26May2020\Pond113_26May2020.mxd; DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 7.11: Location of Sonic Drillholes Completed in Pond 113 in 2018 and 2019
Source: SRK Consulting (US) Inc.

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The brine samples were collected by retracting the drill string to expose open halite formation. A clean length of polypropylene tubing was then inserted to the depth of the exposed interval for sampling. A peristaltic pump was utilized to pull brine from the interval to the surface. Prior to sample collection, two gallons of brine were purged from the drillhole prior to sampling, to ensure a representative sample was collected.

Figure 7.12: Sonic Drill Continuous Sample Showing Base of Salt and Transition to Sand at Bottom of Right Sample Sleeve
Source: Compass Minerals

7.2.2	Drilling, Sampling, or Recovery Factors
Core recovery with the sonic tooling was excellent and near 100% in every drillhole completed. The brine sampling methodology was designed to assess the homogenous full thickness sample of the brine aquifer within the accumulated halite. The Sonic Drilling methodology was appropriate for this sampling design as the drilling process introduces no drilling or process water.

7.2.3	Drilling Results and Interpretation
Results from the drilling included measurements of precipitated halite thickness, brine chemistry (Table 7.5, Figure 7.4, Figure 7.5, Figure 7.6, and Table 7.9), and aquifer properties (discussed in Section 7.3).

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Table 7.5: Halite Thickness and Brine Chemistry from Locations in Pond 1b

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
1BSP1	6.0	9/9/2018	245	19000	49000	13500	78 : 1	200 : 1
1BSP2	6.5	9/9/2018	361	20000	64500	15300	55 : 1	179 : 1
1BSP3	6.0	9/9/2018	310	23000	56500	22200	74 : 1	182 : 1
1BSP4	6.0	9/9/2018	300	19200	53900	13200	64 : 1	180 : 1
1BSP5	5.0	9/9/2018	272	20200	53100	15100	74 : 1	195 : 1
1BSP6	6.0	9/9/2018	363	22100	59300	18500	74 : 1	199 : 1
1BSP7	6.0	9/9/2018	401	21400	62600	15600	60 : 1	174 : 1
1BSP8	6.0	9/9/2018	359	27100	75300	20300	68 : 1	188 : 1
1BSP9	6.0	9/9/2018	298	19800	64800	15200	55 : 1	179 : 1
1BPS10	6.0	9/10/2018	273	20900	52800	17100	77 : 1	193 : 1
1BSP11	6.0	9/10/2018	326	18300	66200	15200	56 : 1	203 : 1
1BSP12	6.0	9/10/2018	335	19700	65300	15200	59 : 1	195 : 1
1BSP13	6.0	9/10/2018	292	20500	59000	19300	70 : 1	202 : 1
Average			318	20900	60200	16600	66 : 1	190 : 1
Source: Compass Minerals Sampling Data

Table 7.6: Halite Thickness and Brine Chemistry from Locations in Pond 96

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
96SP01	8.5		214	23200	39600	41700	108 : 1	185 : 1
96SP02	8.5		222	22900	40400	40600	103 : 1	182 : 1
96SP03	6.5		232	23700	44500	41800	102 : 1	192 : 1
96SP04	7.8		215	23400	43100	40700	109 : 1	200 : 1
96SP05	7.8		220	22600	42600	40400	103 : 1	194 : 1
96SP06	8.5		211	21700	39500	41700	103 : 1	187 : 1
96SP07	8.0		204	21900	39300	45600	107 : 1	193 : 1
96SP08	9.0		190	21800	37000	45800	115 : 1	195 : 1
Average			214	22650	40750	42288	106 : 1	191 : 1
Source: Compass Minerals Sampling Data

Table 7.7: Halite Thickness and Brine Chemistry from Locations in Pond 97

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
97SP01	8.5		210	23400	40900	42400	111 : 1	195 : 1
97SP02	8.5		203	21900	38500	41700	108 : 1	190 : 1
97SP03	9.5		222	27800	41300	45300	125 : 1	186 : 1
97SP04	8.0		198	21700	37100	51500	110 : 1	187 : 1
97SP05	8.7		217	22700	39000	47300	105 : 1	180 : 1
97SP06	9.5		219	22800	41500	40900	104 : 1	190 : 1
Average			212	23383	39717	44850	111 : 1	188 : 1
Source: Compass Minerals Sampling Data

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Table 7.8: Halite Thickness and Brine Chemistry from Locations in Pond 98

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
98SP01	9.0		212	23300	39700	45300	110 : 1	187 : 1
98SP02	9.0		227	22900	41400	43500	101 : 1	182 : 1
98SP03	9.5		223	22200	39600	42500	100 : 1	178 : 1
98SP04	9.5		216	22000	38400	45600	102 : 1	178 : 1
98SP05	9.25		224	22500	39400	45100	100 : 1	176 : 1
98SP06	9.25		217	25000	41500	43900	115 : 1	191 : 1
98SP07	9.5		230	22600	39900	43000	98 : 1	173 : 1
Average:			221	22929	39986	44129	104 : 1	181 : 1
Source: Compass Minerals Sampling Data

Table 7.9: Halite Thickness and Brine Chemistry from Locations in Pond 113

Location ID	Halite Thickness (ft)	Sample Date	Li (mg/L)	K (mg/L)	Mg (mg/L)	Na (mg/L)	Ratio K : Li	Ratio Mg : Li
SP01	8.0	9/7/2020	162	19700	33000	76100	122 : 1	204 : 1
SP02	10.0	9/7/2020	150	17800	29700	77500	119 : 1	198 : 1
SP03	9.0	9/7/2020	181	21000	35700	69600	116 : 1	197 : 1
SP04	7.0	9/6/2020	171	19500	33300	77700	114 : 1	195 : 1
SP06	8.5	9/7/2020	168	20300	34800	75400	121 : 1	207 : 1
SP07	10.5	9/6/2020	168	19900	33800	78600	118 : 1	201 : 1
SP08	11.0	9/6/2020	158	18600	32100	77400	118 : 1	203 : 1
SP10	8.0	9/5/2020	135	16200	27100	75700	120 : 1	201 : 1
SP11	11.5	9/6/2020	193	19300	38100	75700	100 : 1	197 : 1
SP12	8.0	9/5/2020	169	18100	34400	60900	107 : 1	204 : 1
SP13	11.0	9/6/2020	178	18300	35500	80400	103 : 1	197 : 1
SP14	10.0	9/5/2020	177	17600	35000	60200	99 : 1	198 : 1
SP15	11.0	9/6/2020	166	18400	32500	72700	111 : 1	196 : 1
SP16	8.0	9/4/2020	159	18000	31900	81900	113 : 1	201 : 1
SP18	8.0	9/4/2020	165	18900	33300	76600	115 : 1	202 : 1
SP19	9.0	9/4/2020	197	20200	39000	62000	103 : 1	198 : 1
SP20	12.0	9/4/2020	225	19800	45000	55400	88 : 1	200 : 1
SP21	14.5	9/4/2020	215	20100	42500	63600	93 : 1	198 : 1
SP22	11.0	9/4/2020	165	19700	33200	72400	119 : 1	201 : 1
SP24	8.0	9/5/2020	188	19500	39800	74100	104 : 1	212 : 1
SP26	9.0	9/1/2018	173	17100	34300	56600	99 : 1	198 : 1
SP27	12.0	9/1/2018	186	18300	37400	61300	98 : 1	201 : 1
SP28	15.0	9/1/2018	233	22000	46500	68800	94 : 1	200 : 1
SP29	13.0	9/1/2018	233	22000	46500	68800	94 : 1	200 : 1
SP30	11.0	9/2/2020	169	17700	34400	62600	105 : 1	204 : 1
SP31	11.0	9/2/2020	165	16900	32900	60300	102 : 1	199 : 1
SP32	12.0	9/2/2020	232	21800	46700	30500	94 : 1	201 : 1
SP33	8.5	9/5/2020	188	19500	41700	54400	104 : 1	222 : 1

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SP34	12.0	9/3/2020	229	22600	45700	54500	99 : 1	200 : 1
SP35	9.0	8/30/2018	311	32700	60700	67800	105 : 1	195 : 1
SP36	11.0	8/30/2018	179	17900	38500	54200	100 : 1	215 : 1
SP37	8.5	9/2/2020	200	30000	46500	62300	150 : 1	233 : 1
SP38	12.0	9/2/2020	186	18000	38000	51400	97 : 1	204 : 1
SP39	9.0	9/2/2020	186	18000	38000	51400	97 : 1	204 : 1
SP40	9.0	9/3/2020	183	22700	44700	50400	124 : 1	244 : 1
SP41	10.0	9/3/2020	213	23800	43600	54800	112 : 1	205 : 1
SP42	9.5	9/3/2020	232	25500	48700	50400	110 : 1	210 : 1
SP43	10.0	9/3/2020	235	25300	45300	61800	108 : 1	193 : 1
SP45	9.0	8/30/2018	272	30700	55700	65500	113 : 1	205 : 1
SP46	9.5	8/31/2018	364	38700	77200	80300	106 : 1	212 : 1
SP47	9.5	8/31/2018	182	17800	40300	38600	98 : 1	221 : 1
SP48	11.0	8/31/2018	233	23900	47000	43900	103 : 1	202 : 1
SP49	11.0	8/31/2018	205	20200	41200	55700	99 : 1	201 : 1
SP50	12.0	9/1/2018	189	20800	36900	55600	110 : 1	195 : 1
SP51	13.0	9/3/2020	212	20900	42000	57200	99 : 1	198 : 1
SP58	8.0	8/30/2018	208	23500	48800	41900	113 : 1	235 : 1
SP59	8.5	8/31/2018	219	23300	51500	44600	106 : 1	235 : 1
SP60	9.5	8/31/2018	211	23400	46300	43600	111 : 1	219 : 1
SP66	10.0	8/30/2018	269	26400	56900	69200	98 : 1	212 : 1
SP67	8.0	8/29/2018	241	26000	53700	48500	108 : 1	223 : 1
SP73	7.5	8/30/2018	189	23200	44400	44600	123 : 1	233 : 1
SP74	8.0	8/29/2018	194	23000	43900	40800	119 : 1	226 : 1
SP75	8.0	8/29/2018	243	28600	56000	48300	118 : 1	230 : 1
SP76	9.0	8/29/2018	256	28000	54500	48600	109 : 1	213 :1
SP77	10.0	8/29/2018	207	24800	42100	41600	120 : 1	203 : 1
SP79	8.5	8/29/2018	280	34300	58800	60000	123 : 1	210 : 1
SP80	7.5	8/29/2018	242	31800	54500	62200	131 : 1	225 : 1
SP81	9.5	8/28/2018	182	21200	37100	72000	116 : 1	204 : 1
SP82	8.0	8/28/2018	172	22000	34300	61200	116 : 1	199 : 1
SP83	15.0	7/15/2019	218	17900	36700	64100	82 : 1	168 : 1
SP84	15.0	7/16/2019	288	22500	47800	74000	78 : 1	166 : 1
SP85	15.5	7/16/2019	243	20200	40700	59300	83 : 1	167 : 1
SP86	14.0	7/16/2019	229	19500	38400	58300	85 : 1	168 : 1
SP87	11.0	7/16/2019	210	18400	36100	61300	88 : 1	172 : 1
SP88	12.0	7/16/2019	208	19600	35800	63800	94 : 1	172 : 1
SP89	12.0	7/16/2019	215	18200	36500	65700	85 : 1	170 : 1
SP90	UNK	7/17/2019	256	22200	45200	46400	87 : 1	177 : 1
Source: Compass Minerals Sampling Data

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7.3	Hydrogeology
Subsurface brines were not considered in the mineral resource estimate for the GSL. Therefore, as the resource estimate for the lake focuses on the surface water body only, evaluation and discussion of hydrogeology herein only applies to the properties of the salt masses within certain evaporation ponds lying above naturally occurring water bearing strata.

7.3.1	Relative Brine Release Capacity
Samples from Pond 96, Pond 98, Pond 113 and Pond 114 were submitted for Relative Brine Release Capacity (“RBRC”) testing at Daniel B. Stephens & Associates Inc. (“DBS&A”) Soil Testing and Research Laboratory in Albuquerque, New Mexico, a third-party geotechnical laboratory with no relationship to Compass Minerals. RBRC testing follows Stormont et al. (2011); this testing is widely adopted across the brine exploration and production industry and has results analogous to specific yield (Sy). Three (3) samples from Pond 96, two (2) samples from Pond 98, sixteen (16) samples from across Pond 113, and two (2) samples from Pond 114, were submitted to DBS&A for RBRC testing with all samples representing typical salt mass aggregate material. Samples were disturbed at the time of sampling and repacked to enable completion of the test. The samples were saturated with a brine having a density between 1.17 and 1.22 grams per cubic centimeter (g/cm3) to emulate in situ conditions. Table 7.10 provides RBRC data for Pond 96 and Pond 98, with Table 7.11 providing the RBRC statistical summary. Table 7.12 provides RBRC data for Pond 113 and Pond 114, with Table 7.13 providing the RBRC statistical summary.

Table 7.10: RBRC Test Data for Pond 96 and Pond 98 Halite Aquifer Sediments

Pond	Sample Location	Saturated Volumetric Brine Content (% cm3/cm3)	Relative Brine Release Capacity (% cm3/cm3)
Pond 96	96SP02	41.7	28.5
	96SP06	38.0	31.2
	96SP05	37.5	31.3
Pond 98	98SP02	35.2	27.4
	98SP06	39.2	33.3
Source: Compass Minerals Sampling Data

Table 7.11: RBRC Test Statistics for Pond 96 and Pond 98

Location	Number of Samples	Saturated Volumetric Brine Content (% cm3/cm3)			Relative Brine Release Capacity (% cm3/cm3)
		Minimum	Maximum	Geomean	Minimum	Maximum	Geomean
Pond 113	3	37.5	41.7	39.0	28.5	31.3	30.3
Pond 114	2	35.2	39.2	37.2	27.4	33.3	30.2
All Samples	5	35.2	41.7	38.3	27.4	31.3	30.3
Source: Compass Minerals Sampling Data

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Table 7.12: RBRC Test Data for Pond 113 and Pond 114 Halite Aquifer Sediments

Pond	Sample Location	Saturated Volumetric Brine Content (% cm3/cm3)	Relative Brine Release Capacity (% cm3/cm3)
Pond 113	SP02	42.1	34.0
	SP14	48.1	37.9
	SP19	46.8	38.3
	SP20	46.3	39.1
	SP27	34.1	20.6
	SP30	37.9	29.3
	SP33	38.5	26.3
	SP34	36.1	28.7
	SP37	45.3	41.6
	SP38	44.6	38.1
	SP46	37.9	26.0
	SP51	42.8	34.2
	SP58	38.3	26.7
	SP60	43.0	31.4
	SP66	40.7	33.7
	SP76	48.4	36.6
Pond 114	114TP04	41.3	30.9
	114TP07	46.8	41.0
Source: Compass Minerals Sampling Data

Table 7.13: RBRC Test Statistics for Pond 113 and Pond 114

Location	Number of Samples	Saturated Volumetric Brine Content (% cm3/cm3)			Relative Brine Release Capacity (% cm3/cm3)
		Minimum	Maximum	Geomean	Minimum	Maximum	Geomean
Pond 113	16	34.1	48.4	41.7	20.6	41.6	32.1
Pond 114	2	41.3	46.8	44.0	30.9	41.0	35.6
All Samples	18	34.1	48.8	42.0	20.6	41.6	32.5
Source: Compass Minerals Sampling Data

The distribution of the RBRC values within Pond 113 demonstrates a plateau shape with the limited data available, with no significant outliers to the dataset (Source: Compass Minerals Sampling Data Figure 7.13). Therefore, the geomean of this data at 32.1% appears to be an accurate representation of the data population and suggests an average Sy value for the salt mass aquifer within Pond 113. Additionally, the saturated volumetric brine content measured by DBS&A closely matches the in-field bulk density measurements completed in 2014. The effects of repacking the samples for testing are believed to be minimal but likely had some impact on the measured values. The number of data points within Pond 114, is not sufficient for analysis of the value distribution; however, the data do fall within the range of values within the larger Pond 113 dataset.

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Frequency of Value
6
5
4
3
2
1
0
[20, 25]
(25, 30]
(30, 35]
(35, 40]
(40, 45]
Relative Brine Release Capacity (% cm3/cm3)

Figure 7.13: Histogram of RBRC Data; 18 Total Samples Analyzed by DBS&A
Source: Compass Minerals Sampling Data

The data from Pond 96 and Pond 98 were also not sufficient for analysis of value distribution; however, the data does fall within the low to mid-range values from Pond 113. Based on review solely of RBRC data appears that Pond 96 and Pond 98 have a slightly lower average saturated volumetric brine content and relative brine release capacity than was demonstrated in Pond 113 and Pond 114. The same can also be inferred for Pond 97 due to its similar age and operating history to Pond 96 and Pond 98.

7.3.2	Hydraulic Testing of Pond 96 and Pond 98 Halite Aquifer
In 2020, single well, short-term pumping tests were completed at two locations within Pond 96 and one location within Pond 98. These tests were completed in shallow 6-inch drillholes completed through the salt mass and into the upper portion of the underlying clayey sands. A 2-inch diameter PVC screen was installed at these locations to prevent total collapse of the salt and loss of the location. Groundwater levels within both Pond 96 and Pond 98 were at the surface or within two inches of the surface and allowed for the use of low-cost trash pumps for brine pumping. Pumping rates during the tests averaged 60 gpm. The pumped brine fluid was discharged a minimum of 100 ft from the pumping well. Pumping rates were measured periodically through each test via bucket measurements. Drawdown and recovery were measured by a pressure transducer with a direct read cable for real time monitoring of test progress.

Due to the high hydraulic conductivity of the salt mass, only limited drawdown could be achieved during these short-term tests. Additionally, the limited distance of the discharge allowed for the test to be impacted by the recharge to the system. However, in certain locations, data of sufficient quality was collected to estimate hydraulic parameters of the salt mass aquifer and aid in analyzing these parameters against the RBRC data.

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Analysis of the short-term tests was complicated due to the extremely high transmissivity and short duration of pumping. The analyses can be further complicated if the data is dirty with variable pumping rates, on/off pumping, or other complexities within the aquifer response, which need to be dealt with in the analysis. As such, this type of analysis will typically have a range of plus/minus one order of magnitude for hydraulic conductivity and transmissivity. Sy can range by as much as two orders of magnitude, and in some cases can be physically unreasonable. Therefore, the data derived from this testing program will not provide absolute values but rather an indication of hydraulic parameter consistency across the salt mass and for comparison against laboratory testing. Analysis of the raw test data was completed with AqtesolvPro®, with significant trial and error to resolve the sometimes-irregular data.

The data presented in Table 7.12 displays the hydraulic value ranges that are characteristic of short-term hydraulic testing in a high transmissivity environment. It is noted that the average hydraulic conductivity of (474 ft/d) and transmissivity (35,473 gpd/ft) are within the range of values seen in test data from Pond 113 (Section 7.3.3). Sy values are high, with both tests resulting in an Sy of 0.5, in QPs’ opinions, this value is reasonable for the aquifer hosting sediments and support the high RBRC values derived from laboratory testing.

The results of the short-term hydraulic testing demonstrate the difficulty in assessing the Sy of the halite aquifer due to its high transmissivity and near immediate propagation of recharge into the aquifer. Therefore, analysis of Sy within this system is better suited to more stable test processes that can be completed external to the high transmissivity aquifer dynamics.

Table 7.14: Summary of 2018 Single Well Pumping Tests

Location	Date	Pumping Duration (min)	Pumping Rate (gpm)	Maximum Drawdown (ft)	K (ft/d)	T (gpd/ft)	Sy	Comments
96SP02	8/20/2020	62	60	0.18	-	-	-	Minimal drawdown. Pump stop/starts. Difficult analysis.
96SP05	8/22/2020	93	60	2.99	226	16,870	0.5	Short pump stoppage early in pumping did not affect analysis of data.
98SP06	8/21/2020	110	60	1.11	722	54,076	0.5	Clean data for analysis.
Average					474	35,473	0.5
Source: Compass Minerals Sampling Data

7.3.3	Hydraulic Testing of the Pond 113 Halite Aquifer
2014 Long-Term Aquifer Test

Gerhart Cole Inc. completed a long-term aquifer test in the southwest corner of Pond 113 in November 2014. The pumping test was confined to the precipitated salt bed layer, which at that time was approximately 6.5 feet (ft) thick in the location of the test. The pumping well was constructed by excavating a pit and installing a 24-inch Advanced Drainage Systems (“ADS”) drainpipe perforated in the field. Four monitoring piezometers were placed radially at distances of 13, 56, 59, and 106 ft from the pumping well. A 24-hour aquifer test was completed at a near constant pumping rate of 215 gallons per

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minute (gpm), with a discharge set up approximately 1,000 ft from the pumping well to limit potential recycling of pumped water during the test.

Analysis of the test data was completed with varying methods to confirm aquifer parameters. The results of the test indicated a hydraulic conductivity (K) of 13,000 gallons per day per square foot (gpd/ft2) (~1,740 feet per day (ft/d)), transmissivity of (T) of 87,000 gallons per day per foot (gpd/ft), and a storage coefficient of 0.19 (dimensionless) (Billings, 2014). These hydraulic parameters are consistent with a clean, coarse sand to fine gravel aquifer (Driscoll, 1986).

Additionally, bulk density testing of the salt mass was completed as part of the same 2014 data collection program. Dry bulk densities were measured in the field and utilized to estimate open pore space (total porosity) within the salt mass at 30% to 55% (Billings, 2014).

In review of this test data, the provided test geometry, pumping rates, and measured drawdowns were utilized to calculate Sy measured during this test. Sy was calculated utilizing Ramsahoye and Lang (1961), where Equation 1 defines the volume of dewatered material within the cone of depression that has reached equilibrium in shape:

    (1)

Where:
V = the volume of dewatered material in cubic feet
Q = the discharge rate of the pumped well in gallons per day (gpd)
r = the horizontal distance from the axis of the pumped well to a point on the cone of depression in ft
s = the drawdown at distance r in ft
T = the coefficient of transmissibility of the aquifer in gpd/ft
Utilizing this calculated volume of the dewatered material within the cone of depression and the known extracted volume of groundwater, Equation 2 can be used to determine Sy:

    (2)

Where:
Q = the average discharge rate of the pumped well in gpd
t = the time since pumping began in days
V = the volume of dewatered material determined from Equation 1 in cubic feet (ft3)

It should be noted that Equation 2 assumes that the duration of pumping is sufficient to impart the greatest cone of depression (i.e., stress to the aquifer) without that groundwater withdrawal being affected by recharge.

Utilizing Equations 1 and 2, Sy was calculated from the 2014 aquifer test data. The calculation resulted in a V of 82,772 ft3 and a Sy of 0.50. Although this Sy value is within the range of measured total porosity (30% to 55%) in 2014, it is likely on the high side when considering the relationship between total porosity and Sy (Equation 3):

Total Porosity (Pt) = Specific Retention (Sr) + Sy (3)

Based on the measured total porosity, and the known very high hydraulic conductivity (1,740 ft/d) attributable to the unique textural uniformity of the salt mass, it could be assumed that there was some amount of aquifer recharge during the 24-hour pump test even with the pump discharge set at a

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distance of 1,000 ft from the pumping well. As such, the calculated Sy could be significantly overestimated.

2018 Single Well Hydraulic Testing

In 2018, single well, short-term pumping tests were completed at 11 locations within Pond 113. These tests were completed in shallow 6-inch drillholes completed through the salt mass and into the upper portion of the underlying clayey sands. A 2-inch diameter PVC screen was installed at these locations to prevent total collapse of the salt and loss of the location. Groundwater levels within Pond 113 were at the surface or within 2 inches of the surface and allowed for the use of low-cost trash pumps for brine pumping. Pumping rates during the tests ranged from 3.5 to 60 gpm, with significant variability due to on/off pumping and salt encrustation within the pump. The pumped brine fluid was discharged a minimum of 100 ft from the pumping well. Pumping rates were measured periodically through each test via bucket measurements, with associated uncertainties in accuracy as pumping rates increased. Drawdown and recovery were measured by a pressure transducer with a direct read cable for real time monitoring of test progress.

Due to the high hydraulic conductivity of the salt mass, only limited drawdown could be achieved during these short-term tests. Additionally, the limited distance of the discharge allowed for the test to be impacted by the recharge to the system. However, in certain locations, data of sufficient quality was collected to estimate hydraulic parameters of the salt mass aquifer and aid in analyzing the consistency of these parameters across the large extent of Pond 113.

Analysis of the short-term tests was complicated due to the extremely high transmissivity, low pumping rates, and short duration of pumping. The analyses can be further complicated if the data is dirty with variable pumping rates, on/off pumping, or other complexities within the aquifer response, which need to be dealt with in the analysis. As such, this type of analysis will typically have a range of plus/minus one order of magnitude for hydraulic conductivity and transmissivity. Sy can range by as much as two orders of magnitude, and in some cases can be physically unreasonable. Therefore, the data derived from this testing program will not provide absolute values but rather an indication of hydraulic parameter consistency across the salt mass. Analysis of the raw test data was completed with AqtesolvPro®, with significant trial and error to address resolve the sometimes-irregular data.

The data presented in Table 7.15 displays the hydraulic value ranges that are characteristic of short-term hydraulic testing in a high transmissivity environment. It is noted that the geomean for hydraulic conductivity (1,163 ft/d) and transmissivity (73,403 gpd/ft) match well to the parameters derived from the 2014 long-term pumping test, demonstrating the overall consistent hydraulic characteristics of the salt mass within Pond 113. Sy values vary highly, from 0.001 to 0.5, with the geomean of 0.012, in Compass Minerals’ opinion, are reasonable for the aquifer hosting sediments.

The results of both the long-term aquifer test and short-term hydraulic testing demonstrate the difficulty in assessing the Sy of the halite aquifer due to its high transmissivity and near immediate propagation of recharge into the aquifer. Therefore, analysis of Sy within this system is better suited to more stable test processes that can be completed external to the high transmissivity aquifer dynamics.

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Table 7.15: Summary of 2018 Single Well Pumping Tests

Location	Date	Pumping Duration (min)	Pumping Rate (gpm)	Maximum Drawdown (ft)	K (ft/d)	T (gpd/ft)	Sy	Comments
SP-02	12/30/2018	65	5 to 18	0.20	2,818	210,927	0.001	Multiple pumps used, Variable pumping rates. Analysis of recovery data only, questionable analysis result.
SP-14	11/3/2018	93	26 to 30	0.65	-	-	-	Logarithmic data recording missed all the data inflection points. No analysis
SP-16	1/2/2019	93	6 to 18	0.45	-	-	-	Multiple pump stoppages, and highly variable pumping rate. Difficult analysis.
SP-19	11/4/2018	74	28 to 30	0.67	883	66,100	0.013	Clean data for analysis.
SP-20	11/3/2018	120	30	0.83	1,748	130,837	0.001	Pump switching off/on during recovery; difficult/questionable analysis.
SP-30	11/4/2018	66	0 to 30	0.50	1,174	87,874	-	Multiple pump stoppages, analyzed as a slug test.
SP-29	9/3/2018	30	3.5 to 3.7	0.10	596	44,640	0.13	Clean data for analysis.
SP-37	9/3/2018	50	3.8	0.03	-	-	-	Pump died after 50 min, insufficient drawdown. No analysis.
SP-46	11/9/2018	27	0 to 60	3.49	763	14,528	0.05	Multiple pump stoppages. Pump intake not deep enough. Utilized average pumping rate.
SP-50	9/3/2018	51	3.5 to 3.8	0.19	2,646	198,053	0.5	Limited drawdown, difficult/questionable analysis
	12/29/2018	55	<15 to 18	-	-	-	-	Multiple pumps used, Variable pumping rates. Transducer moved during pumping. Data unusable.
SP-51	11/8/2018	6	0 to 30	-	-	-	-	Pumping problems. No analysis.
	12/29/2018	62	18	0.71	547	40,935.001		Clean data for analysis. Well shows some level of increasing development during pumping.
Minimum					547	14,528.001
Maximum					2,818	210,927.5
Geomean					1,163	73,403	0.012
Source: Compass Minerals Sampling Data

7.3.4	Halite Aquifer Hydrogeology Summary
The salt mass that comprises the halite aquifer across all ponds characterized is best described as a well sorted, angular, gravelly sand to fine gravel. The various testing programs have demonstrated the salt mass to have high porosity and very high hydraulic conductivity and transmissivity.

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The available data points for Sy include the following:

•Analysis of the 24-hour pumping test completed in 2014 indicated a Sy of 0.50.
•Analysis of seven short-term pumping tests within Pond 113 during 2018 with a geomean Sy of 0.012 and a range of 0.001 to 0.5.
•Analysis of one short term pumping test within Pond 96, and on test within Pond 998, both of which resulted in a Sy of 0.5.
•RBRC testing of 16 samples from Pond 113 produced a geomean of 32.2% and a range of 20.6% to 41.6%.
•RBRC testing completed in Pond 114 (2 tests), falls within the range of RBRC data collected from Pond 113 (16 tests) demonstrating consistent parameters for similar materials in different ponds.
•RBRC testing completed in Pond 96 and Pond 98 falls within the range of data from Pond 113 and Pond 114, but with a slightly lower geomean of 30.3%.
•Furthermore, previous research by the USGS has described gravelly sands and fine gravels as having a Sy of 0.20 to 0.35 (USGS, 1967), in the QPs’ opinions the salt mass crystal sediments likely fall in the high end of that range based on measured porosity and average grain size.

Consequently, the holistic review of available Sy data for the salt mass suggest the following:

•The Sy calculated from the 24-hour pumping test are unrealistically high, an indication that the test was likely affected by the pumping test discharge as it entered back into the aquifer at a distance that was not sufficient to preclude impacts of recharge.
•The Sy values as determined from the short-term aquifer tests were highly variable, with the average being unrealistically low. The inconclusiveness of this data is due to the high hydraulic conductivity and transmissivity of the salt mass, the lack of sufficient stress (pumping rate) applied by the test, and relatively noisy data associated with on/off pumping and variable pumping rates.

The RBRC testing fits closely with expected values for the aquifer sediments.

Review of the available data indicate that a Sy of 0.32 should be utilized for calculating dissolved mineral resources for the aquifer residing in the salt mass of Pond 113 and Pond 114, while a Sy value of 0.30 should be used for Pond 96 and Pond 98. These values were derived from resource-specific sediments through a peer reviewed and industry accepted analytical methods. Although this value was not directly confirmed through the in-field testing programs, the consistent high hydraulic conductivity and transmissivity throughout the salt mass of Pond 113, with similar values derived from testing in Pond 96, Pond 98 and Pond 114, validate the use of a relatively high Sy values for the halite aquifers.

7.4	Characterization of Hydrology
The Utah Department of Natural Resource’s Great Salt Lake Comprehensive Management Plan was finalized in 2011 and presented a thorough summary of the hydrology of the Great Salt Lake. Much of the following narrative was derived from this source.

GSL is a remnant of Pleistocene Lake Bonneville and occupies the lowest point in a 34,000-square mile drainage basin. Climate, basin configuration, and the result of erosion and deposition determine lake depth, size, and salinity. At the water elevation of 4,200 feet above sea level, GSL has a surface area of

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1,608 square miles, making it the fourth largest terminal lake in the world. The average depth of the lake is approximately 14 feet when it is at an elevation of 4,200 feet. Because of the broad, shallow nature of GSL, a small change in lake level results in a large change in lake area. Bear River Bay is the freshest part of the lake due to inflow from the Bear River and the relatively small outlet to the main body of the lake. Bear River Bay is bounded by the Promontory Mountains to the west and the Northern Railroad Causeway to the south. The North Arm of GSL, also known as Gunnison Bay, is naturally more saline than the rest of the lake because it receives the least amount of freshwater inflow. Since the 1960s, Gunnison Bay has become hypersaline due to restricted flow between the North and South arms due to the Northern Railroad Causeway. The South Arm of GSL, including Gilbert Bay and Ogden Bay, is the largest area of the lake and receives inflow from the Weber River. Farmington Bay, in the southeast of GSL, receives inflow from the Jordan River and is also fresher than the South Arm. Although salinity gradients exist naturally in GSL, they have been accentuated by the fragmentation of the lake through causeway and diking.

The GSL Basin is one of many closed basins in the Great Basin and encompasses most of northern Utah, parts of southern Idaho, western Wyoming, and eastern Nevada. GSL receives approximately 3.5 million acre-feet of fresh water each year, primarily from the Bear River, direct precipitation, the Weber River, and the Jordan River. Groundwater flows are a minor hydrologic contributor to the lake and occur in the form of subsurface flow. These freshwater additions are incorporated into the tributary values in Table 7.3 and account for only 3.6% of total inflow (DWRe 2001). The western portion of the basin includes the West Desert, which does not produce any notable surface-water flows but does contribute a small amount of groundwater to GSL. The three major rivers to GSL carry water and constituents from complex watersheds that include diverse land cover types, geomorphic structures, and land uses as well as a wide range in elevation, slope, and physical and ecological characteristics (GSL Comprehensive Management Plan, 2011).

Table 7.16: Inflows to the GSL

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7.5	Exploration - Geotechnical Data
Geotechnical data is not applicable to a brine resource.

7.6	Exploration Plan Map
Figure 7.14 presents a sample location map for samples collected from the GSL.

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Figure 7.14: UGS Brine Sample Locations in the Great Salt Lake
Source: UGS, 2016, modified to show Compass Minerals Sampling Locations

7.7	Description of Relevant Exploration Data
Data collected to characterize the lithium mass load in GSL brine has been summarized and described in Section 7 of this document.

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8	Sample Preparation, Analysis, and Security
In the QPs‘ opinions, the sample preparation, sample security, and analytical procedures utilized by Compass Minerals follow industry standards with no noted issues that would suggest inadequacy in any areas. Because review of sampling conducted by the UGS yielded generally consistent results and was supported by the more recent Compass Minerals sampling programs, it is the opinion of the QPs that this data is also reliable and reasonable to utilize for the purpose of a mineral resource estimate.

8.1	Pond Sampling
Brine samples and halite samples for RBRC testing were collected rig side by Compass Minerals personnel. Samples were labeled, packaged, and sealed on site, and transported back to the GSL Facility for storage on a daily basis. Once each sampling program was completed, samples were shipped to laboratories for testing.

Brine samples from the Pond 1b, Pond 96, Pond 97, Pond 98, Pond 113, and Pond 114 halite aquifers were analyzed for a suite of dissolved metals, including lithium, and density by Brooks Applied Labs in Bothell, Washington. Brine samples for metals were preserved with 2% nitric acid (HNO3) and 1% hydrochloric acid (HCl). All samples were digested in a closed vessel and placed in an oven and heated overnight. Trace metals were analyzed using inductively coupled plasma triple quadrupole mass spectrometry (ICP-QQQ-MS) (EPA method 1368 Mod).

A subset of samples from Pond 113 for dissolved metals was submitted to Chemtech-Ford Laboratories in Sandy, Utah for verification testing (see Section 9).

Analysis of anions in the brine was completed on brine by ACZ Laboratories in Steamboat Springs, Colorado. These analyses included alkalinity as CaCO3, bicarbonate as CaCO3, carbonate as CaCO3, hydroxide as CaCO3, total alkalinity, chloride, and sulfate. The alkalinity testing was completed following EPA method SM2320B-Titration, chloride analysis was completed following EPA method SM4500Cl-E, and sulfate analyzed with EPA method D516-02/-07-turbidmetric.

All three laboratories are independent of Compass Minerals and are accredited analytical laboratories under the National Environmental Laboratory Accreditation Program (“NELAP”).

8.2	GSL Sampling
Several laboratories have been used over the time period to conduct the water sampling analysis for the GSL. All sampling has been conducted at commercial laboratories which are independent of Compass Minerals. Sampling has been completed over time for the following major ions:

•Sodium – Na +(g/L)
•Magnesium – Mg+ (g/L)
•Potassium – K+ (g/L)
•Calcium – Ca+2 (g/L)
•Chloride – Cl- (g/L)
•Sulfate – SO4-2 (g/L)

With occasional sampling at various periods for Lithium (g/L) and Boron (g/L).

A list of the historical laboratories and procedures used is shown in taken from (Strum 1986) is shown Table 8.1. The QPs’ notes from review of the historical reports that it was concluded that the UGS information was of a lower quality. This information was not incorporated in the current estimate.

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Table 8.1: Summary of laboratories used by UGS during historical sampling programs
Source: Strum (1986)

The Compass Minerals sampling analysis has been completed using three independent commercial laboratories using Brooks Applied Laboratory of Bothell, Washington and IEH Analytical Laboratories in Seattle, Washington for boron, calcium, potassium, lithium, magnesium and sodium, and ACZ Laboratory in Steamboat Springs, Colorado IEH Analytical Laboratories in Seattle, Washington, for bicarbonate, carbonate, chloride, hydroxide, sulfate and total alkalinity.

Boron, calcium, potassium, lithium, magnesium and sodium were analyzed using ICP-QQQMS. All samples were preserved with 2% nitric acid (HNO3) and 1% hydrochloric acid (HCl). All samples were digested in a closed vessel and placed in an oven and heated overnight. Trace metals were analyzed using inductively coupled plasma triple quadrupole mass spectrometry (ICP-QQQ-MS). The ICP-QQQMS uses advanced interference removal techniques to ensure accuracy of the sample results.

8.3	Sample Quality Control and Assurance
Laboratory quality control at both Brooks Applied Labs, IEH Analytical Laboratories, and ACZ Laboratories followed industry standard practices. BAL, ACZ and IEH are accredited by the National Environmental Laboratory Accreditation Program (NELAP) and BAL is also accredited through the State of Florida Department of Health, Bureau of Laboratories (E87982) and is certified to perform many environmental analyses.

No issues were noted in the review of laboratory analysis results, or Quality Assurance/Quality Control (“QA/QC”) data in support of the completed analyses at either laboratory.

During the 2020 and 2021 GSL Sampling programs Compass Minerals has included independent QA/QC samples for analysis which were in the form of field duplicates and blanks, and submitted as part of the routine sample stream. A total of 6 blanks and 12 duplicates have been submitted during this period with results of the submission are discussed below.

8.3.1	Blanks
A total of six samples, which represents 6.8% of the submissions, were collected and submitted to Brooks Applied laboratory for analysis are shown in Table 8.2. The results show one of the six samples

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has reported elevated results but in the opinion of the QPs’, these values are within acceptable limits and do not suggest any contamination issues at the laboratory.

Table 8.2: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions

	Date	Sample / Depth	Brooks Applied Labs (mg/L)
			Boron	Calcium	Potassium	Lithium	Magnesium	Sodium
Field Blanks	4/2/2021	FieldBlank1	0.009	0.212	0.576	0.005	0.99	10.3
	4/2/2021	FieldBlank2	0.006	0.176	0.551	0.005	0.893	10.1
	4/2/2021	FieldBlank3	0.012	0.211	0.6	0.006	1.07	10.8
	4/18/2021	FieldBlank3	0.021	0.296	2.71	0.021	4.51	32.5
	5/9/2021	FieldBlank5	0.01	0.24	1.05	0.009	1.71	13.5
	5/9/2021	FieldBlank6	0.007	0.177	0.553	0.005	0.908	7.1

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Figure 8.1: Blank submissions to Brooks Applied Labs for Compass Minerals GSL submissions
Source: Compass Sampling Data

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8.3.2	Field Duplicates
A total of 12 field duplicates were collected during Compass Minerals sampling campaign, accounting for 13.6% of the total submissions (Table 8.4). The results indicate a strong correlation between the original and field duplicates with the R2 values typically greater than 0.9, which is deemed acceptable. The Calcium results display the poorest correlation (R2=0.67) which is impacted by one high grade outlier. A comparison of the mean grades for the original and duplicates show the means are within ± 2% except for the calcium which reported a difference of 5.4% (duplicate higher). Overall, it is the QPs’ opinions that the duplicate results indicate an acceptable level of precision at the laboratory.

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Table 8.3: Duplicate submissions to Brooks Applied Labs for Compass Minerals GSL submissions

				Original						Duplicate
	Date	Sample / Depth	GSL Elevation	Boron	Calcium	Potassium	Lithium	Magnesium	Sodium	Boron	Calcium	Potassium	Lithium	Magnesium	Sodium
RD-2 Deep	5/9/2021	RD-2 14'	4,192.1	46.3	316	7,150	54.6	10,700	94,100	44.6	324	6,950	53.3	10,500	91,000
RD-2 Intermediate	4/18/2021	RD-2 9'	4,192.2	55.1	395	8,540	65.3	13,200	117,000	54.2	401	7,810	67.3	12,200	102,000
LVG-4 Deep	5/9/2021	LVG-4 15'	4,192.1	46.3	334	7,190	55.5	10,900	93,300	45.2	321	7,040	54.3	10,700	91,000
LVG-4 Intermediate	4/2/2021	LVG-4 10'	4,192.2	56.4	461	8,960	67.3	13,900	115,000	58.7	626	9,160	71.4	14,400	118,000
LVG-4 Intermediate	4/18/2021	LVG-4 10'	4,192.2	55.5	429	8,430	69.6	13,000	107,000	53	371	8,100	62.2	12,700	105,000
FB-2 Deep	5/9/2021	FB-2 22'	4,192.6	28.8	294	4,310	34.8	6,780	57,700	31.3	306	4,800	37.9	7,510	63,500

				48.1	371.5	7,430.0	57.9	11,413.3	97,350.0	47.8	391.5	7,310.0	57.7	11,335.0	95,083.3
										-0.5%	5.4%	-1.6%	-0.2%	-0.7%	-2.3%

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Source: Compass Minerals Sampling Data

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Figure 8.2: Duplicate Submissions to Brooks Applied Labs for Compass Minerals GSL Submissions
Source: Compass Minerals Sampling Data

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8.4	Adequacy of Sample Preparation
Samples were submitted to Brooks Applied Labs (BAL) in Bothell, Washington. BAL is accredited by the National Environmental Laboratory Accreditation Program (NELAP) through the State of Florida Department of Health, Bureau of Laboratories (E87982) and is certified to perform many environmental analyses. BAL is also certified by many other states to perform environmental analyses. In the opinion of the QPs, BAL is an accredited lab and analyzed samples in accordance with EPA methods of inorganic metals. After review of QA / QC protocol and all analytical data reports, the QPs believe sample preparation and analysis were adequate for the design of sampling executed.

Samples were collected by Joe Havasi in laboratory supplied containers, and samples were in the custody of Mr. Havasi at all times, placed in a cooler and sent to BAL under chain of custody. The QPs reviewed analytical results including complete chain of custody forms signed by BAL and believes the integrity and security of samples was maintained from collection through analysis.

8.5	Analytical Procedures
Samples were logged-in for the analyses of total recoverable boron, calcium, potassium, lithium, magnesium, sodium, and density according to the chain-of-custody form. Samples were also logged in for anions (sulfate and chloride), and alkalinity.

All samples were received and stored according to BAL SOPs and EPA methodology.

Total Metals Quantitation by ICP-QQQ-MS

The samples were preserved with 1% nitric acid (HNO3) and 1% hydrochloric acid (HCl). All samples were digested in their original containers and placed in an oven and heated overnight. Trace metals were analyzed using inductively coupled plasma triple quadrupole mass spectrometry (ICP-QQQ-MS). The ICP-QQQ-MS uses advanced interference removal techniques to ensure accuracy of the sample results.
In instances where the native sample result and/or the associated duplicate result were below the MDL the RPD was not calculated (N/C).

In instances where a matrix spike/matrix spike duplicate (MS/MSD) set was spiked at a level less than the native sample, the recoveries are not considered valid indicators of data quality. However, these results are reported as a demonstration of precision. When the spiking levels were ≤ 25% of the native sample concentrations, the recoveries were not reported (NR). No sample results were qualified on the basis of the MS or MSD recoveries.

The results were not method blank corrected as described in the calculations section of the relevant BAL SOP(s) and were evaluated using reporting limits adjusted to account for sample aliquot size. Please refer to the Sample Results page for sample-specific MDLs, MRLs, and other details.

All data was reported without qualification, aside from concentration qualifiers, and all associated quality control sample results met the acceptance criteria.

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9	Data Verification

9.1	Data Verification Procedures
There are no limitations on the review, analysis, and verification of the data supporting mineral resource estimates within this TRS.

9.2	Data Verification Procedures GSL
The qualified person has reviewed historical databases and documentation produced by the UGS on the sampling process and procedures within the GSL. Validation steps for the GSL database included comparison of sample pairs between sampling points on the same date (discussed in Section 7), to ensure major fluctuations were not noted within the UGS database, which reported strong correlations between all paired data.

Compass Minerals conducted an independent sampling program from using four of the same sampling locations. The Compass Minerals sampling procedures follow a similar process to the UGS and are considered comparable. One limitation on providing a direct comparison of results is due to a time component related to fluctuations in the water levels, the average values of the sampling are consistent with the results reported from the UGS. The latest Compass Minerals sampling has been supported by a QA/QC program which reported satisfactory results for both the field duplicates and field blanks.

It is the opinion of the QPs opinion that the results from the UGS and Compass Minerals database are valid to be used within the current mineral resource estimate for the GSL.

9.3	Data Verification Procedures Ponds
The QPs reviewed the data collection procedures, sample security and chain of custody, and laboratory assay data and corresponding QA/QC procedures for both chemical analysis samples, and aquifer parameter samples of the halite material. Where necessary the QPs referred to original data to verify numeric entry into the project database developed by Compass Minerals.

The data results from the work of each laboratory were reviewed. Overall, the data quality is appropriate. In the QPs’ opinion, there are no notable discrepancies or variances in duplicate samples in the analyses completed.

Figure 91plots the lithium concentrations where duplicate samples were available with results from both Brooks Applied Labs and Chemtech-Ford Laboratories for Pond 113. Note that Chemtech-Ford Laboratories results are generally similar or higher for almost all samples. This is likely due to small differences in dilution methodology between laboratories for analysis of samples with extremely high dissolved solids content which can serve to increase noticeable differences in overall base standards of the CP-[QQQ-]MS methods. The sample data from Brooks Applied Labs is generally a more conservative value, and contain data for all sample locations, therefore the data from Brooks Applied Labs are used for mineral resource estimation purposes within this report to address any uncertainty.

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Figure 9‑1: Comparison of Lithium Assay Values for Brooks Applied Labs and Chemtech-Ford Laboratories, for Analysis of Lithium in Brine
Source: Compass Minerals Sampling Data

9.4	Conducting Verifications
Verification of resource information has been limited in the past to third-party consulting and internal review by Compass corporate engineering. The verification of the lithium resource was initiated by Joe Havasi, who designed, sought funding for, executed 100% of field operations and oversaw data tabulation and interpretation. Mr. Havasi, with direct involvement and oversight, utilized niche resources from SRK Consulting for data modelling and resource calculation.

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9.5	Opinion of Adequacy
For the purposes of this technical report summary, the current set of analytical procedures in place for production of resource and reserve estimations is considered reasonable for the geologic, mineralogic and environmental setting in which GSL brine resource exists and are in alignment with conventional industry practice for the extraction of minerals from brines on this production level.

It is the opinion of the QPs that the geologic, chemical, and hydrogeologic data presented in this TRS are of appropriate quality and meet industry standards for data adequacy for mineral resource estimation.

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10	Mineral Processing and Metallurgical Testing

10.1	Nature and Extent
Compass Minerals has conducted bench-top and pilot scale mineral processing and metallurgical testing to evaluate the efficacy of lithium extraction from GSL brine as a coproduct to existing production of other Salts. Five technologies were initially evaluated, with three technologies advanced to pilot-scale stage. The evaluations included both onsite and offsite testing of selective adsorption and ion exchange direct lithium extraction (“DLE”) technologies. All three testing programs were successful in the extraction of lithium from different host brines within Compass Minerals’ Pond process, including ambient North Arm brine, interstitial brine, and magnesium chloride brines, with successful rejection of magnesium.

Selective adsorption technology for lithium extraction and separation from impurities has been in commercial use in Argentina for decades and some of the existing Chinese operations also utilize this technology commercially. However, it still is relatively uncommon in comparison to traditional lithium processing (based on removal of impurities solely through evaporation and chemical precipitation) and therefore is still a novel technology in the QPs’ opinions. Based on a qualitative review of process technology (e.g., selective adsorption and ion exchange) for extraction of lithium from similar brines with low lithium and high impurity (applicable for magnesium, calcium, boron, and other ions), technology has advanced rapidly in recent years. This is evidenced by the successful commercial economic extraction of lithium from similar low lithium concentration / high magnesium brines from salt lakes in China and development of extraction technology for other relatively low concentration / high impurity brines such as those found at geothermal power plants and oil fields. Based on the QPs’ knowledge of existing studies and projects, as well as a summary review of the same in an article entitled From Catamarca to Qinghai: The Commercial Scale Direct Lithium Extraction Operations by Alex Grant (Grant, 2020), DLE technology, including selective absorption, membrane filtration and solvent extraction, has been successful in extracting lithium and rejecting magnesium impurities of up to 500:1 magnesium to lithium source brine at existing commercial production operations in China.

For comparison of proposed DLE use in a publicly traded company, the Lanxess Group and Standard Lithium Ltd. are in advanced pilot testing stages of assessing oil-field brine using their own DLE technology and process in the Smackover Formation in Arkansas. Standard Lithium has also issued a Preliminary Economic Assessment (“PEA”) and a 43-101 compliant resource estimate for its Smackover Formation Project in Arkansas. While brines derived from the Smackover Formation have relatively low magnesium and boron concentrations, concentrations of calcium and sodium are higher than GSL brines, and DLE is technology is necessary to extract lithium from source brine (Standard Lithium, 2019).
As mentioned, Compass Minerals tested several DLE technologies. Energy Source Minerals (ESM) provides one of the DLE technologies, called Integrated Lithium Adsorption Desorption (ILiAD) and is the technology represented in the current flowsheets and process as described in Section 14. They have performed single column tests on three GSL brine sources: DustGard (magnesium chloride brine), 2 Year Brine, and Interstitial Brine on a bench scale column unit that can accurately mimic the larger unit’s capability. All brines demonstrated they could be used to produce a similar concentrated lithium chloride brine by differing internal strip flow rates and cycle times. As such, it is proposed to have separate DLE units based on the brine being fed as described further in Section 14.

After single column testing, ESM performed cycle testing to prove the adsorbent life expectancy on the order of three years, approximately 9,000 cycles. This testing was successful and able to produce a high concentration lithium chloride brine consistently from the varying GSL brines.

To expand on this test work, the GSL brine was also processed in a pilot scale skid at a facility owned and operated by ESM. The unit is comprised of 30 columns and can process up to 4,500 gallons of brine,

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supplied by Compass Minerals. The pilot testing confirmed high (90%) lithium recovery can be realized from the GSL brine with a few pumping rate modifications and that magnesium removal is significant, but will need further removal steps downstream (can be done in carbonate conversion units, discussed in Section 14). In addition, there is a pilot facility currently in operation at the Compass Minerals Ogden Facility (in operation since January 2022). The results validate the work that ESM has shown both on the bench scale and the previous pilot plant testing.

The further processing of the lithium chloride brines via carbonate and subsequent hydroxide crystallization is a standard lithium production technology, provided by multiple technology providers. Veolia Water Technologies performed bench scale testing on DLE discharge brine from GSL in both the carbonate and hydroxide crystallization processes. This test work indicated a viable process and feedstock, and Veolia has furthered their design.

10.2	Degree of Representation
The test samples can be considered as ideally representative of the proposed commercial plant as all three proposed brines from the GSL were used in the DLE testing and found viable with varying processing rates and conditions detailed in the testing reports.

The battery grade lithium production testing was then performed using the “product” brine from the DLE testing as a feedstock, as it would be in the full-scale commercial facility. Due to these being actual feed brines and concentrates and not laboratory mockups, the degree of accurate representation in the test work is high.

10.3	Analytical and Testing Laboratories
ESM is located in San Diego, California and performed its test work at its in-house Featherstone Plant laboratory, which is certified by the California Environmental Laboratory Accreditation Program (CAELAP). ESM and its in-house laboratory are external to Compass Minerals. The laboratory continuously participates in proficiency test studies to monitor quality control. The calibration standards and initial verification standards are prepared and documented for traceability purpose.

Veolia Water Technologies has a laboratory services division in Plainfield, IL alongside its engineering and equipment manufacturing capabilities where it performed its test work.

10.4	Recovery Assumptions
ESM has demonstrated over column testing, cycle testing, and pilot plant testing that the ILiAD DLE process can sustain above 85% lithium recovery across all tested feed brines.

Veolia testing produced both a technical grade lithium carbonate and battery grade lithium hydroxide in its testing of the DLE product. This is a well-established production technology and carries less risk than the DLE process given a consistent lithium chloride feed source. Small variations exist from the tested solutions and commercial solutions and were addressed by Veolia in the testing phase by additional processing units that will be located inside of their technology packages. As the feed solution tested was the DLE produced brine, confidence in this technology’s ability to produce the battery grade lithium is high.

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10.5	Qualified Person’s Opinion
It is the opinion of the QPs that the testing performed is adequate to suggest the proposed process will be viable for production of battery grade lithium. As the feed solutions tested were the various brines from GSL that Compass intends to use and the downstream refining was fed from the DLE produced brine, there is little risk in the testing not being an accurate representation of commercial facility brines.

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11	Mineral Resource Estimates
The following outlines lithium mineral resource estimates for the GSL, halite aquifers in Pond 1b, Pond 113, and Pond 114.

11.1	Great Salt Lake

11.1.1	Key Assumptions and Parameters
Prospects for Economic Extraction

For the purposes of establishing the price of LCE in this TRS, the QPs used pricing from Benchmark Mineral Intelligence’s Lithium Price Forecast report (BMI, 2022). The average price for BMI’s Base Case Global Prevailing Battery Grade Lithium Carbonate over the past five years is $13,086/tonne (BMI, 2022).

As of the Effective Date of this Updated TRS, Benchmark Mineral Intelligence has updated pricing, as follows:

•2017 – 2021 Lithium Carbonate Average Price: $13,086 / tonne
•2017 – 2021 Lithium Hydroxide Average Price: $15,765 / tonne
•2022 – 2031 Lithium Carbonate and Hydroxide:
◦2022: LCE: $36500 LHM: $37,400
◦2023: LCE: $39,800 LHM: $40,700
◦2024: LCE: $37,100 LHM: $37,400
◦2025: LCE: $13,086 LHM: $32,000
◦2026: LCE $26,000 LHM $28,000
◦2027: LCE: $23,000 LHM: $25,300
◦2028: LCE: $20,000 LHM: $15,765
◦2029: LCE: $18,000 LHM: $19,750
◦2030: LCE: $17,000 LHM: $18,000
◦2031: LCE: $16,000 LHM: $17,000
◦2032: LCE: $15,600 LHM: $16,600
•Post 2032 Lithium Carbonate Price: $15,600 / tonne
•Post-2032 Lithium Hydroxide Price: $16,600 / tonne

For the purposes of ascertaining whether there are reasonable prospects for economic extraction based on price and cost, and as presented in Section 19 of this Updated TRS, the QPs estimate costs of production at $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

As described in Section 10, DLE is a relatively new technology that has enabled the development of lower concentration lithium brine sources as well as enabling the extraction of lithium from high magnesium brines. While DLE is a new technology, the QPs understand that there are several analogous operations globally employing DLE technology that are in commercial production. DLE technology is in use at Livent Corporation’s operation in Hombre Muerto, Argentina (Livent Corporation, 2018), producing 20,000 tonnes of lithium carbonate per annum as of 2020. DLE technology is also being utilized to commercially produce lithium at Qinghai Salt Lake Industry Co. Ltd (“QSLI”) brine operation in Qinghai Province, China, and similar to technology that will be used to extract lithium post-removal of bromine in Standard Lithium’s Smackover Brine project in Arkansas.

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At this Initial Assessment stage of the company’s project, the QPs believe that it is appropriate to assume operating costs that are consistent with other operations employing DLE technology with similar raw-feed brine characteristics to ascertain whether the project has reasonable prospects for economic extraction. Following is a summary of operating costs for analogous operations employing DLE technology, as well as starting concentrations for feedstock brine:

•According to Livent Corporation’s 2018 prospectus, the cost of all-in LCE production at its Hombre Muerto operation was below $4,000/tonne. The average feedstock concentration is approximately 600 parts per million.
•Also, according to Standard Lithium’s June 2019 Preliminary Economic Analysis for its Smackover Project in Arkansas, calculated all-in costs in accordance with Canada National Instrument 43-101 reporting requirements for the production of LCE was $4,319/tonne (Standard Lithium, 2019). The average feedstock concentration is approximately 163 parts per million, with well field ranges between 138 ppm and 205 ppm.
•Operating costs for QSLI’s operation in Qinghai Province, China were not available to the QPs, but according to a November 2018 article published by Shanghai Metals Market (SMM), QSLI’s cost per tonne of lithium carbonate was 20,000 yuan/ton, which is ~$3,000/ton USD. The average feedstock concentrations range between 100 and 250 ppm.

The QPs believe that there are reasonable parallels between the possible means of lithium extraction from the brines of the Great Salt Lake (“GSL”) and QSLI’s operation based on lithium and magnesium concentrations in feedstock, as well as to Standard Lithium’s operating model. According to a paper published by Alex Grant of Jade Cove Partners, ‘From Catamarca to Qinghai: The Commercial Scale DLE Operations’ in April 2020, QSLI is producing lithium carbonate from brines ranging from 100 to 250 mg/L lithium and magnesium chloride up to 66,500 mg/l, with Mg/Li ratios ranging from 50 to 320 (Grant, 2020). It is noteworthy that the characteristics of the QSLI brine are very similar to the raw-feed brine from the GSL.

While raw-feed concentration from the GSL is lower than the aforementioned feed concentrations of the comparable operations, it is important to appreciate that the brines of the GSL are currently extracted from the lake and are in current production at the Ogden Plant for the production of SOP, magnesium chloride and sodium chloride, similar to Standard Lithium’s operating model, which extracts lithium from oilfield brines that have already been extracted. As ion concentrations, including lithium, increase by design during Compass Minerals’ three-year pond concentration process, it is expected that lithium would be extracted at one or more points along the existing pond concentration process, and thus costs incurred from the extraction and concentration of brines from the GSL are already borne by existing production. To that end, lithium concentrations in a one-year brine from the GSL average 180 mg/L and lithium is present at >1,000 mg/L in its final magnesium chloride bittern, a two- to three-year brine, both of which are concentrated from the original feedstock concentration of ambient north arm brine at 51 mg/L (Table 11-3). The feedstock concentration of south arm brine to US Magnesium, which is developing lithium for commercial production, is 25 mg/L.

While the Company has identified its DLE Technology as discussed in Section 14, it continues with Pilot Testing and is endeavoring toward construction of a commercial scale demonstration plant in 2023. Further testing will identify the minimum concentration of lithium in the ambient feedstock brine below which downstream lithium mass load in the pond concentration process would be insufficient for the economic extraction of lithium. For purposes of this discussion, such minimum lithium concentration in the ambient feedstock brine is the “cut-off grade.”

The concentration of lithium in the GSL is determined based on the mass load of lithium ion in the ambient brine. Although the mineral resources are presented for north and south arms of the GSL, the arms are connected, and Compass Minerals’ intake is positioned in the north arm, which is the lowest

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point and ultimate terminus for brine in the GSL terminal-lake system. As brine flows into the north arm, there is no additional fresh-water dilution that can occur, other than direct precipitation, as there are no freshwater drainages into the north arm and the concentration of ions increases with evaporative water loss. As Compass Minerals’ evaporation ponds, inclusive of planned upland expansion ponds, are of fixed area, pumping capacity is scaled to fill the acreage, and ultimate processing plant capacity is designed to process a fixed volume of concentrate from the pond concentration process. The system design relies on a nominal mass load of lithium entering the evaporation pond system that is required to maintain an economic level of extraction from the GSL resource which is measured in solution in the north arm brine pool of the GSL. As mineral extraction continues through the life of mine, mass load in the GSL is assumed to deplete over time, notwithstanding the fact lithium mass load has remained constant since the 1990s despite indirect depletion through the beneficiation of magnesium products (lithium would reasonably be expected to be co-located with magnesium) as well as temporal sequestration in evaporation ponds.

As mentioned above, a minimum DLE-driven feedstock concentration is not available to the QPs in this Updated Initial Assessment. As a result, it is not possible to derive a cut-off grade for ambient brine in the GSL directly from an assumed plant intake concentration. Notwithstanding, the QPs endeavored to estimate a cutoff grade using other engineering, resource and economic factors. Because the Company’s process relies upon concentrating brine in evaporation ponds, additional brine consumption and additional pond acreage can compensate for loss in lithium concentration in feedstock, up to a point at which the Company will no longer have sufficient water rights and/or lease acreage to support the operation. The QPs estimate the reduction in mass load per unit volume of brine pumped overtime can be compensated with higher volume and/or evaporative acreage. To that end, the QPs increased brine consumption and pond acreage at the same rate of depletion of mass load annually. The increased brine consumption requirement exceeds the Company’s water rights in 34 years, which is coincident to a lithium concentration of 9 mg/L.

As an additional test, the QPs calculated a break-even cutoff grade using the after-tax cash flow from the economic models in Section 19 and manually reduced concentration per the production schedule while reducing after tax cash flow at the same rate until after tax cash flow reached zero. After tax cash flow reached zero in 2064. Notwithstanding, the QPs cite the more conservative test to establish cutoff grade, which is when the Company's water right is exceeded on 2059 and lithium concentration is at 9 mg/L, which is the cutoff grade.

For purposes of establishing reasonable prospects of economic extraction the cutoff grade is set at the grade in which the NPV for the 34-year plan goes to zero. The economic analysis indicates this grade is 9 mg/L.

Compass Minerals has developed the resource estimate for the GSL following logic utilized to support prior estimates of resources and reserves for potassium (potassium as SOP)(Compass Minerals, 2021). Resource estimation for a body of water is significantly different than a typical mining operation that exploits rocks in a static state. As a surface water body, the GSL is dynamic and exhibits unique characteristics which must be addressed when evaluating the lake as a mineral resource:

•While the dissolved mineral load is generally fixed, freshwater inflows of surface and groundwater contribute minor amounts of active mineral loading. This is offset to a certain extent by current mineral extraction activities on the lake that deplete the dissolved mineral content of the lake.
•Rising and falling lake levels drive significant changes in brine volume. The volume change between the recent historical low lake elevation (4,189 feet in 2016) and the recent historical high elevation (4,212 feet in 1986 and 1987) is several multiples. With a largely fixed dissolved mineral content in any year, an increase in water volume decreases the concentration (grade) of

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the contained minerals and conversely, a decrease in water volume increases the concentration (grade) of the contained minerals. Given the exponential increase or decrease in volume related to elevation, the impact to concentration can more than double (or more than cut in half) concentration levels.
•Changes in the concentration of dissolved minerals can cause some ions to reach saturation and begin precipitating from solution (i.e., deposited on the bed of the lake). This is primarily relevant to sodium ions, and potassium at high concentrations.

Because there is significant variability in lake levels and associated impacts to the dissolved mineral concentration (and content), for the purposes of the resource estimate, Compass Minerals has estimated the mineral load in the lake and then applied a static lake level and calculated the lithium concentration at that lake level based on the mineral load. In the QPs’ opinions, this is reasonable due to the following:

•Although concentration of dissolved minerals changes dramatically, the total contained mineral content, which is reported in the resource estimate is largely fixed (precipitation of minerals is addressed in the next point), and
•Sodium chloride, and at times sylvite are the only minerals that reach saturation in the Great Salt Lake and therefore natural precipitation or dissolution of lithium with changing lake levels is likely limited. An evaluation of mineral content in salt crust formed in the North Arm of the lake in 2016 confirmed the precipitate was almost exclusively halite, with sylvite documented in the early 1970s during extremely low lake levels (UGS, 2016).

With these considerations in mind, a mineral resource estimate has been developed for lithium in the Great Salt Lake as a potential resource base for the Operation.

The presence of the railway causeway discussed in Section 6.1.2 effectively splits the Great Salt Lake into two water bodies that are hydraulically connected, but maintain different physical parameters (e.g., dissolved mineral concentration). Because of this, Compass Minerals has estimated the lithium resources in the North Arm and South Arm of the Great Salt Lake independently. However, while Compass Minerals exclusively extracts brine from the North Arm of the lake, the South Arm resource recharges the North Arm and therefore is included in the overall resource estimate and is available with current rights and entitlements to Compass Minerals at the Ogden Plant.

As previously mentioned, there is ongoing recharge of the ions present in the Great Salt Lake brine from the surface and groundwater inflows to the lake. In addition, there has been significant mineral extraction that has occurred on the lake from the Ogden Plant as well as Cargill Salt, Morton Salt and US Magnesium, which has depleted the mineral content in the lake. While lithium has not been targeted for extraction and processing from these facilities, lithium has still likely been depleted from these activities (for example Compass Minerals’ magnesium chloride product contains material quantities of lithium). However, when evaluating calculated lithium mass loading over time (after the West Desert pumping project that ended in 1989 – see Section 7.1.1), there is no discernable trend of either depletion or loading (see Figure 11.5 and Figure 11.6). Therefore, in the QPs’ opinions, it is reasonable to utilize all lithium sample data post-June 30, 1989 to support an estimate of lithium resource in the Great Salt Lake.

11.1.2	Data Validation
Validation of the resource estimate begins with the long history of sample data (approximately 30 years post West Desert pumping) and the consistency of data over that period. There is volatility in the data, but that volatility has been in a consistent range and the calculated relative standard error is in the range of 4% and relative standard deviation in the range of 14% (Table 11.1). Although the number of dates lithium was sampled over this period is modest (15 in the South Arm and 13 in the North Arm),

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data for other ions show similar volatility with much more extensive sample data (for example potassium data at AS2 over the same period, covering 66 sample events, has a relative standard deviation of 13% and standard error of approximately 2%.

Further, when comparing results from individual sample sites in both the North and South Arms, the results are consistent between the sites at any point in time. To quantify the differential between the sites the samples on dates that stations were sampled on the same date and results can be directly compared. There are 10 dates over the post West Desert period of sampling where the two North Arm stations were sampled on the same date. When comparing this data, on average, results from LVG4 and RD2 varied by 1% for lithium. Eight of the 10 samples had a differential of less than 4% and the maximum differential is approximately 8% (Source: Compass Minerals).

As an additional point of comparison / validation, Compass Minerals has intake sample data from pump PS114 (pond intake data) which also is sourced from the North Arm of the lake. This pump data is reflective of actual inflow to the Ogden operation’s ponds. Intake data is available on the same date as the lake sampling data on September 4, 2020. On this date, the PS114 intake sample concentration is within 5% of the average of the LVG4/RD2 sample data.

Figure 11.1: North Arm Same Day Sample Data Comparison
Source: Compass Minerals

In the South Arm, AS2 versus FB2 showed similar results with 1% differential on average between nine dates with same day samples. The max differential is higher at 18% (in June 1995), but the remainder are 8% or below with more than half (six) having a differential below 3% (Source: Compass Minerals, Figure 11.2).

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Figure 11.2: South Arm Same Day Sample Data Comparison
Source: Compass Minerals

Based on these comparisons, in the QPs’ opinions, the data consistency and comparability between sample stations is reliable.

11.1.3	Resource Estimate
Given the long history of data available regarding water level and brine chemistry for the Great Salt Lake, Compass Minerals utilized the time series of data to estimate the total dissolved ion load for lithium in the lake for each point of sampling data. This is possible as there are water level readings associated with every sample collected and there is a water level / lake brine level relationship table that has been published by USGS (see Section 7.1.1). The total dissolved lithium mass load for each sample site on each sample date can therefore be estimated by multiplying the average measured lithium concentration (utilizing a simple average across the full depth of the lake) by the lake brine volume on that date, based on the recorded water level.

The results of this analysis are shown for four of the five sample sites (note site AC3 in the South Arm has a single data point so a time series is not possible for this site) in Figure 11.3 and Figure 11.4.

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Figure 11.3: Calculated Lithium Mass Loading, Individual Sites, Great Salt Lake North Arm
Source: Compass Minerals

Figure 11.4: Calculated Lithium Mass Loading, Individual Sites, Great Salt Lake South Arm
Source: Compass Minerals

Compass Minerals has also consolidated the data into a single chart for each of the North and South Arms, taking the average of all sites in each arm if sampled on the same day or using the single site sample result if only one site was sampled. This data is presented in Figure 11.5 and Figure 11.6 for the north and south arms respectively.

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Figure 11.5: Calculated Lithium Mass Loading, Combined Sites, Great Salt Lake North Arm
Source: Compass Minerals

Figure 11.6: Calculated Lithium Mass Loading, Combined Sites, Great Salt Lake South Arm
Source: Compass Minerals

There is not an established trend of mass load increase (driven by new mineral addition from surface / groundwater inflow) or decrease (driven by mineral extraction activities). The data is volatile but historic and recent data remains within the same range with a simple linear trend line in the North Arm showing no slope. The South Arm has a slight positive slope. However, in the QPs’ opinions, this slope is too minor to suggest any strong trend and a review of the data indicates it is likely driven by volatility inherent in the data more than any defined change in mineral loading.

As there is no established trend over time in mineral load, to try to reduce the impact of volatility in the loading data, an average mass load of all dates sampled were collected to reflect the most likely lithium mass load in the lake. The summary statistics, as generated by Microsoft Excel are provided in Table 11.1 and a box-whisker plot of this data is presented in Figure 11.7.

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Table 11.1: Great Salt Lake Lithium Mass Load Statistics (tonnes)

Statistic	South Arm	North Arm

Mean	211,844	229,497
Standard Error	8,134	9,610
Relative Standard Error	4%	4%
Median	220,519	219,221
Standard Deviation	31,502	34,650
Relative Standard Deviation	14%	16%
Range	104,123	100,669
Minimum	154,301	177,750
Maximum	258,424	278,420
Count (Sample Dates)	15	13
Source: Compass Minerals

Figure 11.7: Consolidated Lithium Mass Load Data
Source: Compass Minerals

For the purpose of the resource estimate, Compass Minerals utilized the mean of the data for both the South and North Arms of the lake to estimate the lithium resource mass, averaged to the nearest 10,000 tons (to reflect the accuracy of the estimate). This results in a lithium resource of 250,000 tons (226,860 tonnes) (as lithium) in the North Arm and 230,000 tons (208,711 tonnes) (as lithium) in the South Arm.

Concentration is variable and dependent upon lake elevation. Utilizing a fixed 250,000 tons (226,860 tonnes) of lithium in the North Arm and 230,000 tons (208,711 tonnes) of lithium in the South Arm, resultant lithium concentrations at a range of lake elevations is presented in Table 11.2. Notably, the lake elevation in the South Arm is higher than in the North Arm due to inflows primarily entering the South Arm and higher evaporation rates in the North Arm with restricted flow between the two arms

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limiting the lake’s ability to balance. This differential can range from 0.1 foot to more than three feet with an average of around one foot differential.

Table 11.2: Great Salt Lake Lithium Resource Concentration at Varying Lake Elevation.

Surface Elevation (ft)	S. Arm Volume (acre-feet)	S. Arm Concentration (mg/L Li)	N. Arm Volume (acre-feet)	N. Arm Concentration (mg/L Li)
4190	4,982,206	34	2,770,610	66
4191	5,354,231	32	2,994,695	61
4192	5,737,330	29	3,227,200	57
4193	6,131,058	28	3,468,716	53
4194	6,540,431	26	3,722,180	49
4195	7,024,900	24	3,990,369	46
4196	7,492,800	23	4,280,622	43
4197	8,000,900	21	4,592,312	40
4198	8,549,200	20	4,925,583	37
4199	9,137,800	19	5,280,252	35
4200	9,766,600	17	5,656,176	33
Source: Compass Minerals

For reporting a lithium concentration, Compass Minerals utilized the average of the past 10 years of water elevation data reported by the USGS at USGS 10010100 Saline (North Arm) and USGS 10010000 Saltair Boat Harbor (South Arm). This results in a water level of 4,194.4 ft for the South Arm and 4,193.5 ft for the North Arm.

11.1.4	Cutoff Grade Estimate
Although a cut-off grade, such as would typically be used at a hard-rock mining operation, establishing the difference between ore and waste, is not applicable to the potential extraction of lithium from the Great Salt Lake, depending on the DLE technology that is selected for the GSL Facility, there is expected be a minimum concentration of lithium in the ambient feedstock brine below which extraction of lithium would be uneconomic. Such minimum lithium concentration in the ambient feedstock brine is referred to as the cut-off grade. The cut-off grade for the lithium resource in the Great Salt Lake is determined based on the mass load of lithium ion in the Great Salt Lake. Although the mineral resources are presented for north and south arms of the Great Salt Lake, the arms are connected, and Compass Minerals’ intake is positioned in the north arm, which is the lowest point and ultimate terminus for brine in the GSL terminal-lake system. As brine flows into the north arm, there is no additional fresh-water dilution that can occur, other than direct precipitation, as there are no freshwater drainages into the north arm and the concentration of ions increase with evaporative water loss. As Compass Minerals’ evaporation ponds, inclusive of planned upland expansion ponds, are of fixed area, pumping capacity is scaled to fill the acreage, and ultimate processing plant capacity is designed to process a fixed volume of concentrate from the pond concentration process. The system design relies on a nominal mass load of lithium entering the evaporation pond system that is required to maintain an economic level of extraction from the GSL resource which is measured in solution in the north arm brine pool of the GSL. As mineral extraction continues through the life of mine, mass load is assumed to deplete over time, notwithstanding the fact lithium mass load has remained constant since the 1990s despite indirect depletion through the beneficiation of magnesium products (lithium would reasonably be expected to be co-located with magnesium) and temporal sequestration in evaporation ponds. The QP’s estimated a lithium resource of 2.32 million tonnes of LCE in the ambient waters of the GSL, and 82,363 tonnes of indicated LCE resource held as interstitial brine. At an assumed production rate of 10,800 tonnes of LCE

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per annum from 2025 through 2027, and an additional 27,800 tonnes of lithium hydroxide monohydrate (LHM) per year from both the GSL resource and indicated interstitial brine resource, it is expected that the mass load will deplete over the life of mine, and concentration is estimated to reach 9 mg/L in the north arm of the GSL after 34 years of production.

The longevity of the operation was determined using a depletion model for mass load (and resulting North Arm brine concentrations) for lithium. To estimate this net depletion, the QP’s utilized the resource model to estimate the mass load of lithium in 2006 and 2015 and then divided the total depletion over that time by 10 (i.e., the number of years) to get an annual depletion estimate. No samples were collected for over two years from 2015 through 2017 because the North Arm was inaccessible due to the temporary closure of the Union Pacific Causeway openings. This model takes the current resource estimate (effective 06/30/2021) and on an annual basis, removes mass load of lithium to account for annual production from the operation, as well as other losses. The model has a starting lithium mass load of 451,101 tonnes of lithium in the ambient waters of the GSL and indicated interstitial brine lithium resource. While production is not scheduled to commence until 2025, depletions will continue to occur via ongoing magnesium production at Compass Minerals and US Magnesium. The depletion from Compass Minerals’ operation is estimated at 1,879 tonnes per annum, and US Magnesium’s operation could deplete up to 944 tonnes of lithium per annum in the period 2021 through 2024. The lithium depletion was raised for Compass Minerals for the period 2025 through 2027 to 2,333 tonnes of lithium per annum associated with its plan to produce 10,800 tonnes of LCE per annum during this period, and a depletion rate of 8,339 tonnes of lithium per annum from 2028 through 2059. The QP’s utilized the LCE conversion factor to calculate lithium depletion of 5.323 for both the 10.8k tpa phase from 2025 through 2027, and increased by 27.8k tpa LHM phase for 2028 through 2059. Utilization of the lithium to LHM conversion of 6.048 would increase the life of mine by four years as the lithium depletion from the resource is 88% of the LCE depletion rate. Based on DLE pilot testing conducted to date, the depletion rates from 2025 through 2059 include a 15% process loss that will be refined during future engineering evaluations. The QP’s estimated US Magnesium’s potential depletion rate base on Compass Minerals’ planned production rate of 10,800 tonnes of LCE and 27,800 tonnes of LHM, discounted by 63% because US Magnesium’s evaporation ponds are 65% of Compass Minerals evaporation pond footprint, and US Magnesium's water rights are 57% of Compass Minerals’ water rights. While Morton Salt also consumes brine from the GSL as raw feed for its salt production process, it only concentrates brine to a point where halite precipitates, then it returns bitterns, that would contain potassium, magnesium and lithium back to the GSL. Thus, the Morton Salt operation is not depleting these ions from the mass load of the GSL.

While the model does not include a factor for replenishment of ions through inflow of fresh surface water and groundwater, Wally Gwynn, former Utah State Geologist for UGS, calculated approximately 27,000 tons of potassium inflows the GSL annually (Gwynn Mining vs Inflow of salts to the GSL email, 2005), which would relate to an inflow of approximately 1,000 tonnes of lithium per annum.

At the end of Compass Minerals Ogden facility’s mine life in 2059, Compass Minerals will have extracted 193,186 tonnes of lithium from the GSL, with an additional 118,029 tonnes of lithium potentially depleted from US Magnesium’s operations.

Once the concentration reaches 9 mg/L in the north arm, continued extraction will likely become uneconomic. Setting 9 mg/l as the cut-off grade is reasonable due to several factors. Concentrating brine in evaporation ponds depends on multiple factors, including source concentration of target mineral, evaporation area (acreage), volume of raw-feed brine, and evaporation rate. Excepting for the likelihood of lithium flowing into the lake, which is not factored into the QPs’ estimate, the reduction of lithium concentration in the ambient GSL brine associated with selective extraction of lithium can be compensated by increases in any one of the other critical factors, such as more brine or more surface

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acreage. As presented earlier in Section 11, the mass load of lithium hasn’t changed since 1991 in the north arm and has actually increased in the south arm, slightly (Figures 11-5 and 11-6), notwithstanding the fact that extraction of magnesium at both Compass Minerals and US Magnesium has depleted lithium from the GSL.

Without specific minimum DLE feedstock requirements at this time to determine a cut-off grade, and with the objective to estimate a production schedule to determine life of mine, the QP’s applied the same annual percent reduction in concentration of lithium annually in the resource (based on the annual the gross depletion via selective mineral extraction at Compass Minerals and US Magnesium) to increase both acreage and raw feed volume annually to compensate for mass load / lithium concentration reduction. The QP’s also applied a 19% increase in evaporation to account for the enhanced evaporation rate on the west ponds (where theoretical expansion would occur). The QP’s then determined when the total acreage required to sustain production levels would exceed Compass Minerals lease holdings and when raw feed volume would exceed Compass Minerals’ brine (water) rights. The land (evaporation pond) requirement crossed the 170,000-acre threshold in 2061, and Compass Minerals would exceed its total brine right by 2059. Thus, the QP’s have estimated the production schedule described above to terminate in 2059.

As an additional test, the QPs calculated a break-even cutoff grade using the after-tax cash flow from the economic models in Section 19 and manually reduced concentration per the production schedule while reducing after tax cash flow at the same rate until after tax cash flow reached zero. After tax cash flow reached zero in 2064. Notwithstanding, the QPs cite the more conservative test to establish cutoff grade, which is when the Company's water right is exceeded on 2059 and lithium concentration is at 9 mg/L, which is the cutoff grade.

The QPs estimated in the Compass Minerals TRS Report for Potassium and SOP Mineral Reserves that the life of mine was 140 years, with a cutoff grade of 0.4% potassium in the North Arm of the GSL. Since the lithium operation is a co-product from the potassium concentration process, lithium will continue to be pumped into the ponds and concentrated along with potassium until the lithium concentration is effectively null. To that end, there continue to be reasonable prospects for economic extraction for lithium that continues to be pumped into evaporation ponds after the ambient GSL brine concentration has fallen below cut-off grade.

11.1.5	Uncertainty
Key points of uncertainty in the lithium resource estimate for the Great Salt Lake include the following:

•Interactions between surface and subsurface brines in the lake basin: the resource estimate only considers surface brine in the estimate and has not attempted to evaluate or model the presence or interaction of subsurface brine, even though it almost certainly has an impact on the surface brine. This is hypothesized by the QPs to largely be driven by net outflow from surface to subsurface during periods of rising lake levels and net inflows from subsurface to surface during periods of falling lake levels.
•Fresh water inflows and mineral depletion from the Great Salt Lake: the mineral resource estimate reflects a static snapshot of the lithium mineral content in the Great Salt Lake. However, the lake is a dynamic system and freshwater inflows contain trace mineral levels that continue to add loading to the lake. Mineral extraction activities conversely are continually depleting the mineral resource basis. Net depletion / addition of dissolved lithium has assumed to be immaterial and with no net trend in the data established. However, given the volatility of the overall data, it is possible there is a net trend (either positive or negative) that has not been captured.

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•Efficiency of mixing in the Great Salt Lake: the mineral resource estimate accounts for minor changes in resource concentration over the vertical column of brine by averaging multiple sample data points across the vertical water column. However, the estimate effectively assumes that the lateral concentration of dissolved minerals in the lake is homogenous and relies on a small number of sample stations to reflect the overall concentration of dissolved mineral in the lake. From comparison of data from those sample stations, the QPs believe this is a reasonable assumption (see Section 0), although there is still a small amount of variability in the data.
•Bathymetric data: there are two relatively recent bathymetric surveys of the Great Salt Lake and a comparison of these two data sets show limited variability of 1-2% typical at each elevation and 5% maximum (see Section 7.1.1). However, dissolution / precipitation of halite in the North Arm (where sodium can reach saturation at times) could impact bathymetry. Further, the resolution of the bathymetric data (0.5 foot) is lower than the water level data resolution (0.1) and while bathymetry data can be interpolated between reported values, this adds uncertainty.

11.1.6	Resource Classification and Criteria
Mineral resource classification is typically a subjective concept, and industry best practices suggest that resource classification should consider the confidence in the geological continuity of the modelled mineralization, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the estimates. Appropriate classification criteria should aim at integrating these concepts to delineate regular areas at a similar resource classification.

The hydrological/chemical model for the Great Salt Lake honors the current hydrological and chemical information and knowledge. The mineral resource model is informed from brine sampling data spanning almost 30 years and relatively recent bathymetry data. Continuity of the resource is not a concern as the lake is a visible, continuous body.

The primary criteria considered for classification consists of confidence in chemical results, accuracy of bathymetric data, dynamic interaction of surface and subsurface brines, and representativeness of a relatively small areal extent of samples for the entire lake volume. In the QPs’ opinions, the confidence in continuity and volume of the lake is very good based on the visible nature and relative ease of measuring volumes (notwithstanding the uncertainty noted in bathymetry data above). However, the three sample locations in the South Arm and two sample locations in the North Arm are a relatively small number of locations, even with largely consistent chemical concentrations in the North and South Arm from mixing (USGS 2016). Further, the impact of surface/subsurface brine interactions adds material uncertainty. These factors are likely the major drivers in the volatility seen in the calculated mass load over time (see Figure 11.3 and Figure 11.4). This volatility is quantified though with a relative standard deviation between 14% (South Arm) and 16% (North Arm) and calculated standard error of approximately 4% for both data sets. In the QPs’ opinions, this level of quantified variability, combined with a qualitative evaluation of points of uncertainty reasonably reflect a classification of indicated for the Great Salt Lake.

11.1.7	Mineral Resource Statement - Great Salt Lake
The mineral resources may be affected by further sampling work such as water sampling or sonar testing (for bathymetry). This further test data may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The Mineral Resource Statement for Lithium at the GSL Facility presented in Table 11.1 was prepared by Joseph Havasi. Mineral Resources have been reported in situ. In the QPs‘ opinions, the mineral resources were estimated in conformity with CRIRSCO Guidelines. The resource statement for the Great Salt Lake, effective June 1, 2021, is presented in Table 11-3.

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Table 11.3: Mineral Resource Statement for Great Salt Lake Lithium, Compass Minerals March 3, 2022

Class	Li Concentration (mg/l)	Li (tonnes)	Li as LCE (tonnes)	Mg/Li Ratio
North Arm
Measured	-	-	-	-
Indicated	51	226,860	1,207,577	238
M&I	51	226,860	1,207,577	238
South Arm
Measured	-	-	-	-
Indicated	25	208,711	1,110,970	247
M&I	25	208,711	1,110,970	247
Combined Great Salt Lake
Measured	-	-	-	-
Indicated	39	435,571	2,318,548	242
M&I	39	435,571	2,318,548	242
1.Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
2.Mineral resources are reported as in situ for the Great Salt Lake with no restrictions such as recovery or environmental limitations.
3.Individual items may not equal sums due to rounding. The qualified persons (the “QPs”) determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 9 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $13,086/tonne LCE and $15,765/tonne for LHM. However, the QPs believe it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS (as defined below) for a discussion of the material assumptions underlying the cut-off grade analysis.
4.Lithium to lithium carbonate equivalent (LCE) uses a factor of 5.323 tonnes LCE per tonne Li and lithium to lithium hydroxide monohydrate (LHM) uses a factor of 6.048.
5.Reported lithium concentration assumes an indicative lake level of 4,194.4 ft in the South Arm and 4,193.5 ft in the North Arm
6.Mineral resources in the Great Salt Lake are controlled by the State of Utah. Compass Minerals’ ability to extract resources from the lake is dependent upon a range of leases and rights, including lakebed leases (allowing development of pond facilities) and water rights (allowing extraction of brine from the lake). The water rights most directly control Compass Minerals’ ability to extract brine from the lake and Compass Minerals currently has right to extract 156,000 acre-feet per annum from the North Arm of the lake and 205,000 acre-feet per annum of brine from the South Arm. Compass Minerals currently utilizes its North Arm water rights to support existing mineral production at its GSL Facility. It does not currently utilize its South Arm water rights.
7.Compass Minerals does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium also extract dissolved mineral from the lake (all in the South Arm).
8.Joe Havasi and Susan Patton are the QPs responsible for the estimation of mineral resources.

In the opinion of the QPs, key points of risk associated with the lithium estimate for the Great Salt Lake include the following:

•Data uncertainty: the Great Salt Lake lithium resource has been classified as indicated to account for this uncertainty (see Section 11.1.5). However, the mineral resources may still be affected by further sampling work such as water sampling or sonar testing (for bathymetry) and future data collection may result in increases or decreases in subsequent mineral resource estimates.
•Future lake surface elevation levels: lake levels are driven by climatic factors as well as alternative usage of fresh water flows that currently drain into the lake. High lake levels put operational infrastructure at risk and dilute lithium concentrations. Low lake levels can benefit

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	97
the operation with higher concentrations, but can also impact Compass Minerals’ ability to extract brine if the levels are too low.

11.2	Evaporation Ponds

11.2.1	Key Assumptions, Parameters, and Methods Used
The mineral resource estimates for (Pond 1b, Pond 113, Pond 114, Pond, 96, Pond 97 and Pond 98) which are detailed below. The QPs evaluated the available information for each pond individually. In particular, brine chemistry and halite aquifer properties were sufficiently different to warrant that the resource estimate for each pond utilize different parameters. These parameters are identified within the discussion of the mineral resource estimate for the halite aquifer in each pond.

All pond mineral resource estimates were completed utilizing basic Voronoi polygonal methods. The lateral extent of each polygon was defined by bisector between drillholes, and the vertical extent of each polygon was defined by the measured halite aquifer stratigraphy. The brine volume for each polygon was determined through analysis of hydrogeologic data that characterized the specific yield of the halite aquifer. The brine assay data for lithium from each drillhole was applied to that polygon for that drillhole. There was no treatment, averaging, or cut-off applied to the brine assay data.

The basis of the lithium mineral resource estimates is the 2018 and 2019 drillhole data, and 2020 pot-hole trenching data.

Any difference to the key assumptions, parameters and methods utilized in the resource estimates are identified in the following sections.

11.2.2	Resource Estimate - Pond 1b
The data supporting a mineral resource for Pond 1b includes the following:

•Thirteen (13) drillholes advanced for continuous samples, lithological logging, and brine sampling
•Brine samples from each of the 13 drill locations analyzed for lithium and other dissolved minerals
•Analysis of both aquifer test data, and laboratory data for RBRC values.

The lithium mineral resources contained within the halite sediments of Pond 1b were calculated using Voronoi Polygons due to the overall homogeneity of the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine. The centers of the polygons were based on the locations of the 13 drillholes utilized in the analysis, with no drillhole data or assay data excluded from the analysis. Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations.

Brine volumes within each polygon were based on the Sy calculation of 0.32 as described in Sections 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset. Figure 11.8 shows the location and sizes of the Voronoi polygons within Pond 1b and the relative concentration of lithium across the pond. Table 11.4 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.5 provides the mineral resource summary.

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	98

1409000
1418000
1427000
3619000
3610000
1BSP1
1BSP2
1BSP3
1BSP4
1BSP5
1BSP6
1BSP7
1BSP8
1BSP9
1BSP10
1BSP11
1BSP12
1BSP13
Legend
Li (mg/L)
245 - 275
275 - 300
300 - 325
325 - 350
350 - 401
Drillhole with ID
N
Miles
0
0.25
0.5
1

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH | DRAWN: KM | REVIEWED: MH

SCALE: 1:30,000 | DATE: 4/15/2020

FILE: Pond1B_14Apr2020.mxd

POND 1B: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR: Compass Minerals

SRK JOB NO. 395700.6

REVISION NO. A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Pond1B_14Apr2020.mxd Map Source: Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 11.8: Voronoi Polygons utilized for Pond 1b Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	99

Table 11.4: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 1b

Polygon	Li (mg/L)	Salt Thickness (ft)	Area (ft2)	Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-ft)	Li Resource (tonnes)
1BSP1	245	6	13,548,203	81,289,219	26,093,839	599	181
1BSP2	361	6.5	11,466,926	74,535,018	23,925,741	549	245
1BSP3	310	6	11,883,323	71,299,939	22,887,280	525	201
1BSP4	300	6	7,259,402	43,556,412	13,981,608	321	119
1BSP5	272	5	8,663,131	43,315,655	13,904,325	319	107
1BSP6	363	6	9,225,596	55,353,576	17,768,498	408	182
1BSP7	401	6	11,029,428	66,176,569	21,242,679	488	241
1BSP8	359	6	8,752,812	52,516,874	16,857,916	387	172
1BSP9	298	6	15,171,183	91,027,097	29,219,698	671	247
1BSP10	273	6	5,824,250	34,945,499	11,217,505	258	87
1BSP11	326	6	2,779,218	16,675,310	5,352,775	123	49
1BSP12	335	6	4,458,213	26,749,276	8,586,518	197	82
1BSP13	292	6	7,462,413	44,774,478	14,372,608	330	119
Source: Compass Minerals

Table 11.5: Inferred Mineral Resources, Pond 1b

Inferred Mineral Resources
Parameter	Pond 1b
Resource area (ft2)	117,524,098
Halite aquifer volume (ft3)	702,214,922
Sy (%)	32
Brine volume (ft3)	224,708,775
Brine volume (acre-ft)	5,159
Mean concentration, weighted (mg/L)	318
Total lithium resource (tonnes)	2,032
Lithium carbonate equivalent (tonnes)	10,815
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling prices for LCE, the QPs selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	100
Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Resource Classification and Criteria

The lithium mineral resources in Pond 1b are classified as inferred. This is due to the consistent aquifer lithology, limited thickness of the aquifer, even spatial distribution of brine chemistry data, lack of pond-specific hydraulic testing and assumption of hydraulic parameters like that observed in Pond 113, and containment of the resource in a man-made structure. Although the collected data is of high quality, the lack of pond-specific aquifer parameters justify the resource classification of Pond 1b as inferred.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 1b lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.
•The lack of Pond 1b specific aquifer parameters, specifically Sy. The assumption that the Pond 1b halite aquifer has hydraulic parameters like Pond 113 and Pond 114 may be incorrect. A difference in the halite aquifer hydraulic parameters in Pond 1b could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 1b as inferred.

11.2.3	Resource Estimate - Pond 96
The data supporting a mineral resource for Pond 96 includes the following:

•Eight (8) drillholes advanced for continuous samples, lithological logging, and brine sampling
•Brine samples from each of the 8 drill locations analyzed for lithium and other dissolved minerals
•Analysis of both aquifer test data, and laboratory data for RBRC values.

The lithium mineral resources contained within the halite sediments of Pond 96 were calculated using Voronoi Polygons due to the overall homogeneity of the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine. The centers of the polygons were based on the locations of the 8 drillholes utilized in the analysis, with no drillhole data or assay data excluded from the analysis. Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations.

Brine volumes within each polygon were based on the Sy calculation of 0.30 as described in Sections 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset. Figure 11.9 shows the location and sizes of the Voronoi polygons within Pond 96 and the relative concentration of lithium across the pond. Table 11.6 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.7 provides the mineral resource summary.

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1436000
3646000
96SP05
96SP04
96SP06
96SP03
96SP07
96SP02
96SP08
96SP01
Legend
Drillhole with ID
Pond
Lithiumppm
190
190 - 205
205 - 215
215 - 220
220 - 225
225 - 232
N
Miles
0
0.25
0.5

Compass Minerals

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:17,000		DATE: 10/13/2020
FILE: Pond96Voronoi_8Oct2020.mxd		

POND 96: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR: Compass Minerals	REVISION NO.
SRK JOB NO. 395700.600	A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\S-K1300Report_Oct2020\Pond96Voronoi_8Oct2020.mxd

Figure 11.9: Voronoi Polygons utilized for Pond 96 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

Compass Minerals International, Inc.
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Table 11.6: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 96

Polygon	Li (mg/L)	Salt Thickness (ft)	Area (ft2)	Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-feet)	Li Resource (tonnes)
96SP01	214	8.5	4,536,278	36,290,225	10,887,067	250	63
96SP02	222	8.5	7,236,970	61,514,242	18,454,273	424	116
96SP03	232	6.5	9,991,005	77,929,836	23,378,951	537	146
96SP04	215	7.8	6,512,463	58,612,171	17,583,651	404	95
96SP05	220	7.8	8,489,592	72,161,532	21,648,460	497	131
96SP06	211	8.5	9,168,889	59,597,779	17,879,334	410	117
98SP07	204	8.0	7,753,930	60,480,652	18,144,196	417	110
98SP08	190	9.0	8,626,664	73,326,647	21,997,994	505	131
Source: Compass Minerals

Table 11.7: Indicated Mineral Resources, Pond 96

Indicated Mineral Resources
Parameter	Pond 96
Resource area (ft2)	62,315,791
Halite aquifer volume (ft3)	499,913,085
Sy (%)	30
Brine volume (ft3)	149,973,926
Brine volume (acre/ft)	3,443
Mean concentration, weighted (mg/L)	214
Total lithium resource (tonnes)	908
Lithium carbonate equivalent (tonnes)	4,835
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling price for LCE, the QPs selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Resource Classification and Criteria

The lithium mineral resources in Pond 96 are classified as Indicated. This is due to the consistent aquifer lithology and limited thickness, even spatial distribution of brine chemistry data, completion of both

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GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	103
field-based and laboratory hydraulic property testing, and containment of the resource within a man-made structure.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 96 lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 96 as Indicated.

11.2.4	Resource Estimate - Pond 97
The data supporting a mineral resource for Pond 97 includes the following:

•Six (6) drillholes advanced for continuous samples, lithological logging, and brine sampling
•Brine samples from each of the 6 drill locations analyzed for lithium and other dissolved minerals
•Analysis of laboratory data for RBRC values

The lithium mineral resources contained within the halite sediments of Pond 96 were calculated through the use of Voronoi Polygons due to the overall homogeneity of the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine. The centers of the polygons were based on the locations of the 8 drillholes utilized in the analysis, with no drillhole data or assay data excluded from the analysis. Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations.

Brine volumes within each polygon were based on the Sy calculation of 0.30 as described in Sections 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset.

Figure 11.10 shows the location and sizes of the Voronoi polygons within Pond 97 and the relative concentration of lithium across the pond. Table 11.8 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.9 provides the mineral resource summary.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	104

1436000
3646000
97SP01
97SP02
97SP03
97SP04
97SP05
97SP06
Legend
Drillhole with ID
Pond
Li (mg/L)
190 - 205
205 - 215
215 - 220
220 - 225
225 - 232
N
Miles
0
0.25
0.5
Basemap Source: Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Compass Minerals

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:17,000		DATE: 10/13/2020
FILE: Pond97Voronoi_8Oct2020.mxd		

POND 97: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR: Compass Minerals	REVISION NO.
SRK JOB NO. 395700.600	A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\S-K1300Report_Oct2020\Pond97Voronoi_8Oct2020.mxd

Figure 11.10: Voronoi Polygons utilized for Pond 97 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	105
Table 11.8: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 97

Polygon	Li (mg/L)	Salt Thickness (ft)	Area (ft2)	Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-feet)	Li Resource (tonnes)
97SP01	210	8.5	5,344,499	45,428,245	13,628,473	313	81
97SP02	203	8.5	3,363,745	28,591,828	8,577,549	197	49
97SP03	222	9.5	5,034,945	47,831,973	14,349,592	329	90
97SP04	198	8.0	10,928,056	87,424,448	26,277,334	602	147
97SP05	217	8.7	8,447,583	73,493,970	22,048,191	506	135
97SP06	219	9.5	9,712,576	92,269,473	27,680,842	635	172
Source: Compass Minerals

Table 11.9: Inferred Mineral Resources, Pond 97

Inferred Mineral Resources
Parameter	Pond 97
Resource area (ft2)	42,831,403
Halite aquifer volume (ft3)	375,039,937
Sy (%)	30
Brine volume (ft3)	112,511,981
Brine volume (acre/ft)	2,583
Mean concentration, weighted (mg/L)	212
Total Lithium Resource (tonnes)	674
Lithium Carbonate Equivalent (tonnes)	3,589
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling price for LCE, the QPs selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Resource Classification and Criteria

The lithium mineral resources in Pond 97 are classified as inferred. This is due to the consistent aquifer lithology and limited thickness, even spatial distribution of brine chemistry data, completion of one difficult to analyze pumping tests suggestive of high hydraulic conductivity, and containment of the

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	106
resource within a man-made structure. The current operation of Pond 96, Pond 97, and Pond 98 as a singular pond drives the inferred classification of the mineral resource in Pond 96 with only limited hydrogeologic characterization.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 97 lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.
•There is no pond-specific RBRC data nor complete analysis of in-field hydraulic testing for Pond 97. Therefore, the current operation of Ponds 96, 97, and 98 as one large evaporation pond, was utilized to support the inferred classification of the mineral resource. This association may be incorrect. A difference in the halite aquifer hydraulic parameters in Pond 97 could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 97 as inferred.

11.2.5	Resource Estimate - Pond 98
The data supporting a mineral resource for Pond 98 includes the following:

•Seven (7) drillholes advanced for continuous samples, lithological logging, and brine sampling
•Brine samples from each of the 7 drill locations analyzed for lithium and other dissolved minerals
•Analysis of both aquifer test data, and laboratory data for RBRC values

The lithium mineral resources contained within the halite sediments of Pond 98 were calculated using Voronoi Polygons due to the overall homogeneity of the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine. The centers of the polygons were based on the locations of the 8 drillholes utilized in the analysis, with no drillhole data or assay data excluded from the analysis. Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations.

Brine volumes within each polygon were based on the Sy calculation of 0.30 as described in Sections 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset.

Figure 11.11 shows the location and sizes of the Voronoi polygons within Pond 98 and the relative concentration of lithium across the pond. Table 11.10 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.11 provides the mineral resource summary.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	107

1427000
3646000
98SP01
98SP02
98SP03
98SP04
98SP05
98SP06
98SP07
Legend
Drillhole with ID
Pond
Li (mg/L)
190 - 215
215 - 220
220 - 225
225 - 232
N
Miles
0
0.25
0.5

Compass Minerals

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:17,000		DATE: 10/13/2020
FILE: Pond98Voronoi_8Oct2020.mxd		

POND 98: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR: Compass Minerals	REVISION NO. A
SRK JOB NO. 395700.600	

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\S-K1300Report_Oct2020\Pond98Voronoi_8Oct2020.mxd

Figure 11.11: Voronoi Polygons utilized for Pond 98 Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	108
Table 11.10: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 98

Polygon	Li (mg/L)	Salt Thickness (ft)	Area (ft2)	Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-feet)	Li Resource (tonnes)
98SP01	212	9.0	6,329,960	56,969,641	17,090,892	392	103
98SP02	227	9.0	5,181,575	46,634,176	13,990,253	321	90
98SP03	223	9.5	7,638,577	72,566,483	21,769,945	500	137
98SP04	216	9.5	11,026,269	104,749,554	31,424,866	721	192
98SP05	224	9.3	7,778,614	71,952,179	21,585,654	496	137
98SP06	217	9.3	6,256,028	57,868,262	17,360,479	399	107
98SP07	230	9.5	5,513,468	52,377,943	15,713,383	361	102
Source: Compass Minerals

Table 11.11: Indicated Mineral Resources, Pond 98

Indicated Mineral Resources
Parameter	Pond 98
Resource area (ft2)	49,724,491
Halite aquifer volume (ft3)	463,118,237
Sy (%)	30
Brine volume (ft3)	138,935,471
Brine volume (acre/ft)	3,190
Mean concentration, weighted (mg/L)	221
Total lithium resource (tonnes)	868
Lithium carbonate equivalent (tonnes)	4,622
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling price for LCE, the QPs selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Resource Classification and Criteria

The lithium mineral resources in Pond 98 are classified as Indicated. This is due to the consistent aquifer lithology and limited thickness, even spatial distribution of brine chemistry data, completion of both

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	109
field-based and laboratory hydraulic property testing, and containment of the resource within a man-made structure.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 98 lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 98 as Indicated.

11.2.6	Resource Estimate - Pond 113
The data supporting a mineral resource for Pond 113 includes the following:

•Sixty-seven (67) drillholes, advanced for continuous samples, lithological logging, and brine sampling
•Brine samples from each of the 67 drill locations, analyzed for lithium and other dissolved minerals
•Laboratory analysis of the halite for Relative Brine Release Capacity (RBRC)
•Completion of multiple hydraulic tests within the halite hosted brine aquifer

The lithium mineral resources contained within the halite sediments of Pond 113 were calculated through the use of Voronoi Polygons due to the overall homogeneity of the both the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine.

The centers of the polygons were based on the locations of the 66 drillholes utilized in the analysis. Drillhole SP-90 was removed from the analysis due to a lack of geologic information, although it did have an attributable assay. SP-90 was drilled directly adjacent (twinned drillhole) to drillhole SP-75 in an area of relatively tight drilling.

Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations. Brine volumes within each polygon were based on the Sy calculation of 0.32 as described in Section 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset. Source: SRK Consulting (US) Inc.

Figure 11.12 shows the location and sizes of the Voronoi polygons within Pond 113 and the relative concentration of lithium across the pond. Table 11.12 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.13 provides the mineral resource summary.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	110

1220000
1229000
1238000
1247000
1256000
3646000
3637000
3628000
3619000
3610000
SP-01
SP-02
SP-03
SP-04
SP-06
SP-07
SP-08
SP-10
SP-12
SP-14
SP-11
SP-13
SP-15
SP-16
SP-18
SP-19
SP-89
SP-21
SP-20
SP-22
SP-24
SP-26
SP-27
SP-28
SP-84
SP-29
SP-30
SP-31
SP-83
SP-87
SP-88
SP-33
SP-35
SP-36
SP-66
SP-85
SP-32
SP-39
SP-41
SP-43
SP-38
SP-34
SP-86
SP-45
SP-46
SP-47
SP-48
SP-49
SP-37
SP-40
SP-42
SP-51
SP-50
SP-58
SP-59
SP-60
SP-67
SP-80
SP-81
SP-73
SP-74
SP-75
SP-76
SP-77
SP-79
SP-82
Legend
Li (mg/L)
135 - 175
175 - 200
200 - 225
225 - 250
250 - 364
Boreholes with ID
N
Miles
0
0.25
0.5
1
1.5
2
2.5

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:65,000		DATE: 4/14/2020
FILE: Pond113_14Apr2020.mxd		

POND 113: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR: Compass Minerals	REVISION NO. A
SRK JOB NO. 395700.6	

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Pond113_14Apr2020.mxd Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 11.12: Pond 113 Voronoi Polygons Color Shaded to Show Spatial Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	111
Table 11.12: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 113

Polygon	Li (mg/L)	Salt Thickness (ft)	Surface Area (ft2)	Aquifer Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-feet)	Li Resource (tonnes)
SP-01	162	8.0	13,865,601	110,924,809	35,606,864	817	163
SP-02	150	10.0	8,065,707	80,657,071	25,890,920	594	110
SP-03	181	9.0	9,226,106	83,034,954	26,654,220	612	137
SP-04	171	7.0	13,310,956	93,176,689	29,909,717	687	145
SP-06	168	8.5	9,971,030	84,753,755	27,205,955	625	130
SP-07	168	10.5	7,052,472	74,050,956	23,770,357	546	113
SP-08	158	11.0	10,224,855	112,473,401	36,103,962	829	162
SP-10	135	8.0	15,814,957	126,519,653	40,612,809	932	155
SP-11	193	11.5	7,005,698	80,565,527	25,861,534	594	142
SP-12	169	8.0	13,828,855	110,630,844	35,512,501	815	170
SP-13	178	11.0	6,207,119	68,278,314	21,917,339	503	111
SP-14	177	10.0	11,077,917	110,779,174	35,560,115	816	178
SP-15	166	11.0	10,757,905	118,336,957	37,986,163	872	179
SP-16	159	8.0	17,620,712	140,965,697	45,249,989	1,039	204
SP-18	165	8.0	14,437,752	115,502,015	37,076,147	851	173
SP-19	197	9.0	14,838,089	133,542,804	42,867,240	984	240
SP-20	225	12.0	10,034,457	120,413,485	38,652,729	887	246
SP-21	215	14.5	7,874,474	114,179,870	36,651,738	841	223
SP-22	165	11.0	15,487,888	170,366,764	54,687,731	1,255	256
SP-24	188	8.0	15,846,040	126,768,319	40,692,631	934	217
SP-26	173	9.0	14,137,011	127,233,100	40,841,825	938	201
SP-27	186	12.0	9,259,965	111,119,582	35,669,386	819	188
SP-28	233	15.0	3,718,319	55,774,789	17,903,707	411	118
SP-29	233	13.0	10,825,358	140,729,654	45,174,219	1,037	299
SP-30	169	11.0	11,425,513	125,680,638	40,343,485	926	193
SP-31	165	12.0	15,358,628	184,303,533	59,161,434	1,358	277
SP-32	232	12.0	6,837,802	82,053,624	26,339,213	605	173
SP-33	188	8.5	15,188,751	129,104,387	41,442,508	951	221
SP-34	229	12.0	3,784,382	45,412,580	14,577,438	335	94
SP-35	311	9.0	10,364,323	93,278,908	29,942,529	687	264
SP-36	179	11.0	10,689,948	117,589,431	37,746,207	867	191
SP-37	200	8.5	21,363,011	181,585,593	58,288,975	1,338	330
SP-38	186	12.0	15,874,039	190,488,467	61,146,798	1,404	322
SP-39	186	9.0	9,353,586	84,182,276	27,022,511	620	142
SP-40	183	9.0	15,169,130	136,522,173	43,823,618	1,006	27
SP-41	213	10.0	13,156,690	131,566,896	42,232,974	970	255
SP-42	232	9.5	22,590,523	214,609,966	68,889,799	1,581	453
SP-43	235	10.0	13,351,997	133,519,969	42,859,910	984	285
SP-45	272	9.0	11,367,984	102,311,856	32,842,106	754	253
SP-46	364	9.5	9,006,295	85,559,804	27,464,697	631	283
SP-47	182	9.5	7,202,790	68,426,509	21,964,909	504	113
SP-48	233	11.0	8,641,036	95,051,395	30,511,498	700	201

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	112

SP-49	205	11.0	9,989,867	109,888,540	35,274,221	810	205
SP-50	189	12.0	20,300,556	243,606,668	78,197,740	1,795	418
SP-51	212	13.0	23,644,781	307,382,155	98,669,672	2,265	593
SP-58	208	8.0	9,942,924	79,543,390	25,533,428	586	151
SP-59	219	8.5	6,957,679	59,140,269	18,984,026	436	118
SP-60	211	9.5	10,512,869	99,872,256	32,058,994	736	191
SP-66	269	10.0	11,262,475	112,624,750	36,152,545	830	276
SP-67	241	8.0	18,318,532	146,548,256	47,041,990	1,080	321
SP-73	189	7.5	5,565,781	41,743,357	13,399,617	308	72
SP-74	194	8.0	6,392,574	51,140,595	16,416,131	377	90
SP-75	243	7.8	7,037,555	54,541,048	17,507,677	402	121
SP-76	256	9.0	9,109,225	81,983,022	26,316,550	604	191
SP-77	207	10.0	16,383,104	163,831,043	52,589,765	1,207	309
SP-79	280	8.5	23,316,968	198,194,228	63,620,347	1,461	505
SP-80	242	7.5	15,283,699	114,627,740	36,795,504	845	252
SP-81	182	9.5	10,106,358	96,010,403	30,819,339	708	159
SP-82	172	8.0	7,053,174	56,425,393	18,112,551	416	88
SP-83	218	15	3,990,847	59,862,712	19,215,931	441	119
SP-84	288	15	4,457,636	66,864,541	21,463,518	493	175
SP-85	243	15.5	6,302,708	97,691,969	31,359,122	720	216
SP-86	229	14	5,030,788	70,431,038	22,608,363	519	147
SP-87	210	11	7,450,687	81,957,558	26,308,376	604	156
SP-88	208	12	8,771,027	105,252,321	33,785,995	776	199
SP-89	215	12	6,263,365	75,160,379	24,126,482	554	147
Source: Compass Minerals

Table 11.13: Indicated Mineral Resources, Pond 113

Indicated Mineral Resources
Parameter	Pond 113
Resource area (ft2)	744,660,851
Halite aquifer volume (ft3)	7,386,349,817
Sy (%)	32
Brine volume (ft3)	2,363,631,942
Brine volume (acres per foot (acre/ft))	54,262
Mean concentration, weighted (mg/L)	205
Total lithium resource (tonnes)	13,754
Lithium carbonate equivalent (tonnes)	73,213
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	113
operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling prices for LCE, the QPs‘ selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Resource Classification and Criteria

The lithium mineral resources in Pond 113 are classified as Indicated. This is due to the consistent aquifer lithology and limited thickness, even spatial distribution of brine chemistry data, completion of both field-based and laboratory hydraulic property testing, and containment of the resource within a man-made structure.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 113 lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 113 as Indicated.

11.2.7	Resource Estimate - Pond 114
The data supporting a mineral resource for Pond 113 includes the following:

•Seven (7) sample trenches excavated for lithological logging and brine sampling
•Brine samples from each of the seven (7) excavated trenches analyzed for lithium and other dissolved minerals
•Laboratory analysis of two (2) halite samples for RBRC

The lithium mineral resources contained within the halite sediments of Pond 114 were calculated using Voronoi Polygons due to the overall homogeneity of the both the host aquifer sediments, consistency of aquifer thickness, lateral extent of the resource area, and the overall spatial consistency of the lithium concentration in the brine. The centers of the polygons were based on the locations of the seven pot-hole trenches utilized in the analysis, with no trenching data or assay data excluded from the analysis.

Once the boundaries and surface areas of each polygon were defined, a halite sediment thickness was assigned, based on lithologic logging of each drillhole, for total volume calculations. Note that because the 114TP04 and 114TP05 polygons are adjacent to a shoreline beachfront, a 0.5 mile boundary was segregated from the polygon, and the volume of that beachfront transition was reduced to 50% to account for the pinch out in the halite aquifer, which was reviewed to be a constant slope based on USGS topographical mapping prior to pond construction. These polygons bearing the reduction for the slope were labeled 114TPSS and 114TP05SS.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	114
Brine volumes within each polygon were based on the Sy calculation of 0.32 as described in Sections 7.3.4 of this report. The resultant volume of brine was then assigned a lithium concentration based on the assay value reported for the drillhole associated with each polygon for determination of the total dissolved mineral content. No cut-off value or grade capping was applied to the dataset. Source: SRK Consulting (US) Inc.

Figure 11.13 shows the location and sizes of the Voronoi polygons within Pond 113 and the relative concentration of lithium across the pond. Table 11.14 provides the polygon sizes, volumes, and subsequent lithium resource calculations, and Table 11.15 provides the mineral resource summary.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	115

1202000
1211000
1220000
1229000
3655000
3646000
3637000
3628000
Legend
Li (mg/L)
125
125 - 250
250 - 275
275 - 300
300 - 328
Brine Sample Locations
N
Miles
0
0.25
0.5
1
1.5
114TP05SS
114TP05
114TP06
114TP04SS
114TP04
114TP07
114TP03
114TP02
114TP01

srk consulting

NAD 1983 StatePlane Utah North FIPS 4301 Feet

DESIGN: MH	DRAWN: KM	REVIEWED: MH
SCALE: 1:50,000		DATE: 4/16/2020
FILE: Pond114_15Apr2020.mxd		

POND 114: VORONOI POLYGONS UTILIZED FOR RESOURCE ESTIMATION

ISSUED FOR:	Compass Minerals	REVISION NO.
SRK JOB NO.	395700.6	A

PATH: C:\Users\kmorgan\OneDrive - SRK Consulting\Projects\CompassMinerals\mxds\Pond114_15Apr2020.mxd Source: Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus DS, USDA, USGS, AeroGRID, IGN, and the GIS User Community

Figure 11.13: Voronoi Polygons utilized for Pond 1b Resource Estimation, Color Shaded to Show Distribution of Lithium Concentrations in Brine within the Halite Aquifer
Source: SRK Consulting (US) Inc.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	116

Table 11.14: Tabulation of Lithium Resources by Polygon, and Totals, for Pond 114

Polygon	Li (mg/L)	Salt Thickness (ft)	Surface Area (ft2)	Aquifer Volume (ft3)	Brine Volume (ft3)	Brine Volume (acre-feet)	Li Resource (tonnes)
114TP01	238	8	27,522,670	220,181,360	70,678,217	1,623	476
114TP02	328	6.5	31,954,540	207,704,510	66,673,148	1,531	620
114TP03	321	6.5	44,791,854	291,147,051	93,458,203	2,146	849
114TP04	279	6.5	42,788,686	278,126,459	89,278,593	2,050	705
114TP04SS	279	3.25	20,344,877	66,120,850	21,224,793	487	168
114TP05	265	5.5	95,047,666	522,762,163	167,806,654	3,852	1,260
114TP05SS	265	2.75	73,217,074	201,346,954	64,632,372	1,484	485
114TP06	125	6.5	63,270,756	411,259,914	132,014,432	3,031	467
114TP07	208	6.5	61,734,194	401,272,261	128,808,396	2,957	759
Source: Compass Minerals

Table 11.15: Inferred Mineral Resources, Pond 114

Inferred Mineral Resources
Parameter	Pond 114
Resource area (ft2)	460,672,317
Halite aquifer volume (ft3)	2,599,921,522
Sy (%)	32
Brine volume (ft3)	831,974,887
Brine volume (acre/ft)	19,100
Mean concentration, weighted (mg/L)	245
Total lithium resource (tonnes)	5,789
Lithium carbonate equivalent (tonnes)	30,817
Source: Compass Minerals

Cut-Off Grades Estimates

As discussed in Section 11.1.4, the cut-off grade for the Great Salt Lake resource is 9 ppm. Considering the means of extraction of interstitial brine, requiring excavation of trenches within the accumulated salt masses, the cutoff grade for interstitial brine will always be equal to or greater than the cutoff grade for the Great Salt Lake resource as the cost of brine acquisition from interstitial brine will conceivably always be higher than acquisition from the ambient waters of the Great Salt Lake. For instance, the operator would reasonably always extract from the ambient waters of the Great Salt Lake preferentially, if the concentrations of lithium in ambient North Arm Brine and Interstitial Brine were the same. Thus, the cutoff grade for lithium in interstitial brine is equivalent to the cutoff grade in the ambient waters of the Great Salt Lake, which is 9 ppm.

Based on the average of general selling prices for LCE, the QPs’ selected $13,086/tonne for LCE and $15,765/tonne for LHM as the commodity price. Operating cost estimates including brine acquisition costs, plant costs, SG&A, licensing fees and royalties are $4,458/tonne for LCE production at the East Plant and $4,496/tonne for LHM production at the West Plant, or a blended cost of production at $4,485/tonne.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	117
Resource Classification and Criteria

The lithium mineral resources in Pond 114 are classified as inferred. This is due to the consistent aquifer lithology, assumptions associated with beach slope geometry, even spatial distribution of brine chemistry data, limited sample density, assumption of hydraulic parameters similar in nature to the adjacent Pond 113 based solely on RBRC data, and containment of the resource within a man-made structure.

Uncertainty

Key sources of uncertainty identified by the QPs for the Pond 114 lithium mineral resource estimate include the following:

•Assumed homogenization of the brine fluids within the halite aquifer. This sampling assumption potentially biases the brine assay data. Chemo-stratification of the brine could negatively or positively affect the mineral resource estimate.
•The assumed geometry of the halite aquifer tapering to a beach front along the western perimeter of Pond 114. A significant difference in that geometry could negatively or positively affect the mineral resource estimate.
•Limited pond-specific hydraulic parameters for the halite aquifer of Pond 114. The assumption that the hydraulic parameters are the same as Pond 113, based on two RBRC samples may be incorrect. A difference in the halite aquifer hydraulic parameters in Pond 114 could negatively or positively affect the mineral resource estimate.

These factors impacted the decision to classify the lithium mineral resources of Pond 114 as inferred.

11.2.8	Consolidated Pond Mineral Resources
Table 11.16 summarizes lithium resource estimate for the precipitated halite mass in the Evaporation ponds at Compass Minerals’ GSL Facility.

Table 11.16: Lithium Mineral Resource Statement for GSL Facility Ponds, Compass Minerals
March 3, 2022

Resource Area	Brine Volume (acre/ft)	Average Grade (mg/L)	Lithium Resource (tonnes)	LCE (tonnes
Indicated Resources
Pond 96, Halite Aquifer	3,443	214	908	4,835
Pond 98, Halite Aquifer	3,190	221	868	4,623
Pond 113, Halite Aquifer	54,262	205	13,754	73,213
Total Indicated Resources	60,895	206	15,530	82,671
Pond 1b, Halite Aquifer	5,158	318	2,032	10,815
Pond 97, Halite Aquifer	2,583	212	674	3,589
Pond 114, Halite Aquifer	19,100	245	5,789	30,817
Total Inferred Resources	26,841	256	8,495	45,221
Source: Compass Minerals

1.Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.

Compass Minerals International, Inc.
GSL Facility – Updated Lithium Resource Estimate - Technical Report Summary	118
2.Mineral resources are reported as in situ for the evaporation pond salt mass aquifers. Specific yield has been measured or estimated for each pond to reflect the portion of in situ brine potentially available for extraction. No other restrictions such as process recovery or environmental limitations have been applied.
3.Based on an average lithium grade of 51 mg/L in the north arm of the Great Salt Lake and 25 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Average grade of lithium in interstitial brine in the solar evaporation ponds at the Ogden facility ranges from 205 mg/L to 318 mg/L.
4.The QPs determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 9 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $13,086/tonne LCE and $15,765/tonne for LHM. However, the QPs believe it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS for a discussion of the material assumptions underlying the cut-off grade analysis
5.The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium, also extract dissolved mineral from the lake (in the south arm).
6.Lithium to lithium carbonate equivalent (LCE) uses a factor of 5.323 tonnes LCE per tonne Li and lithium to lithium hydroxide monohydrate (LHM) uses a factor of 6.048.
7.Joe Havasi and Susan Patton are the QPs responsible for the estimation of mineral resources.

11.3	Summary Mineral Resource Statement
Table 11.17 summarizes lithium resource estimate for Compass Minerals’ GSL Facility.

Table 11.17: Lithium Mineral Resource Statement for GSL Facility, Compass Minerals
March 3, 2022

Resource Area	Average Grade (mg/L)	Lithium Resource (tonnes)	LCE (tonnes)
Indicated Resources
Great Salt Lake North Arm	51	226,860	1,207,577
Great Salt Lake South Arm	25	208,711	1,110,970
Pond 96, Halite Aquifer	214	908	4,835
Pond 98, Halite Aquifer	221	868	4,623
Pond 113, Halite Aquifer	205	13,754	73,213
Total Indicated Resources	44	451,101	2,401,218
Pond 1b, Halite Aquifer	318	2,032	10,815
Pond 97, Halite Aquifer	212	674	3,589
Pond 114, Halite Aquifer	245	5,789	30,817
Total Inferred Resources	256	8,495	45,221
Source: Compass Minerals

1.Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve upon application of modifying factors.
2.Mineral resources are reported as in situ for the evaporation pond salt mass aquifers. Specific yield has been measured or estimated for each pond to reflect the portion of in situ brine potentially available for extraction. No other restrictions such as process recovery or environmental limitations have been applied.
3.Based on an average lithium grade of 51 mg/L in the north arm of the Great Salt Lake and 25 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Average grade of lithium in interstitial brine in the solar evaporation ponds at the Ogden facility ranges from 205 mg/L to 318 mg/L
4.The QPs determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 9 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $13,086/tonne LCE and $15,765/tonne for LHM. However, the QPs believe it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process

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until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS for a discussion of the material assumptions underlying the cut-off grade analysis
5.The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium, also extract dissolved mineral from the lake (in the south arm).
6.Lithium to lithium carbonate equivalent (LCE) uses a factor of 5.323 tonnes LCE per tonne Li and lithium to lithium hydroxide monohydrate (LHM) uses a factor of 6.048.
7.Joe Havasi and Susan Patton are the QPs responsible for the estimation of mineral resources.

11.3.1	Database
Brine chemistry data for the resource estimate was sourced from the Utah Geological Survey. It was downloaded from the website http://geology.utah.gov/resources/data-databases/#tab-id-3. The database was updated most recently in September 2020. The database contains sample data from 59 locations. Of these 59 sample locations, there are five with recent sample data that include chemical analysis for sodium, magnesium and potassium, the critical ions of interest. These five locations are AS2, AC3 and FB2 in the South Arm of the lake and LVG4 and FD2 in the North Arm (Figure 7.5).

Brine chemistry data includes water elevation readings for the date of sampling. The QPs cross-checked these numbers against USGS published water elevations on the same dates and found they were the same. It therefore used the water elevations included with the brine chemistry data base as daily water elevations are not available for the full range of dates from the USGS. The brine chemistry and water level data from the UGS was combined with bathymetry data generated by the USGS in 2000 (Loving, 2000). This data is provided by USGS in 0.5-foot increments in table format (combined arms displayed in Figure 7.4). A tabular version of the data for the individual arms was utilized for lake volume estimates at each sample date. Note that updated bathymetric data is available (USGS 2005 and USGS 2006). The 2005 representation for South Arm is shown on Figure 7.2 and 2006 representation for the North Arm is shown on Figure 7.3. However, this updated data is not available for lake elevations above 4,200 feet (the lake level was below this elevation at the time of the updated surveys). Given the importance of having a full data set, the QPs utilized the older 2000 data. The QPs compared the 2000 and 2005/2006 data and believe that the difference is not material enough to consider the 2000 data unreliable.

Data for brine samples collected from interstitial brine samples collected from Ponds 1B, 96, 97, 98 and 113, 114 are provided in Tables 11.4, 11.6, 11.8, 11.10, 11.12, and 11.14, respectively, and maintained on Compass Minerals International’s intranet database storage system.

11.4	Uncertainty of Estimates
Volumes, grade and tonnages estimated for the Ogden facility were classified in conformity with generally accepted industry practice and experience and in alignment with established guidelines. While mineral resources are not mineral reserves and have not demonstrated economic viability, the estimates made here do represent the mineral potential of the property to the extent of the best available data and knowledge. The longevity, history and established nature of the Great Salt Lake resource and Compass Minerals’ experience interrogating the resource under high and low lake elevations and key ion mass loads available in solution at pump intake lends confidence to the estimates presented herein. Notwithstanding, as discussed in Section 11.4, the resource estimate is based on a relatively small number of samples, and the timing of the collection of samples (wet season versus evaporation season) can lend to some uncertainty in the estimate leading the QPs to classify the resource as indicated as the conditions characterized by each sampling event is a snapshot of a dynamic system. However, the body of ion data spanning decades to the late 1960’s, in concert with the ability to measure volume of the water body at the time of data collection provides the ability to normalize for seasonal differences in measured mass load over the period and determine with reasonable certainty the lithium mass load in the ambient brine of the GSL.

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Extensive use of analytical methods to establish estimates of confidence limits for the resource such as geostatistics or numerical methods are not supported by operational experience, existing variance in the nature of the resource, return on economics nor supported by established industry practice for the recovery of the lithium.

11.5	Multiple Commodity Grade Disclosure
The Ogden facility also produces rock salt, primarily for highway use, salt for commercial and industrial (C&I) use, sulfate of potash (SOP) for low-chloride, specialty fertilizer markets, and magnesium chloride for road management and enhanced deicing markets. These are co-products, and while produced by Compass Minerals, are not associated with potash production and financials. Because sodium chloride and magnesium chloride are coproducts and the Company does not believe that the salt and magnesium chloride resources and reserves at the Ogden facility are material to the Company from a cash flow perspective on a consolidated basis, the Company does not consider them when assessing the economic viability of the Ogden facility.

11.6	Relevant Technical and Economic Factors
The QPs believe that there is a robust and long-term resource base to support the estimation of the lithium resource for the Great Salt Lake. There is opportunity for further refinement of the resource model from increasing the areal extent of samples on the Great Salt Lake to further improving the resolution of bathymetric data and accurately measuring the mass of precipitated halite on the lakebed.

While improvement in this data is likely to further refine the estimated resource base for the Ogden Plant, the level of impact to the operation and its strategic planning purposes is limited. Therefore, the QPs’ recommend continuing to update the resource model as new brine concentration and lake level data becomes available, but otherwise, it believes the model is a reliable basis for resource estimation.

Continued pilot testing of DLE technology ahead of commercial-scale development to ensure the technology best fits the brine characteristics of the Great Salt Lake is of critical importance to optimize production.

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12	Mineral Reserve Estimates

12.1	Introduction
No mineral reserves are reported in this TRS.

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13	Mining Methods
The Ogden Site has been operating for over 50 years in a similar context as it is today. When the Ogden Site was commissioned, the high concentration of potassium and other minerals relative to the potential to extract potassium using solar evaporation made possible by the site’s location in a high desert with high summer season evaporation made the prospect of solar evaporation to concentrate brines attractive and appropriate. Further, the shallow bathymetry around the perimeter of the GSL renders the construction and operation of solar evaporation ponds feasible. The expansion in the early 1990’s to the West Ponds was a strategic move to take advantage of the higher net evaporation rates that exist further west of the East Ponds.

13.1	Current Pond Processes
Mining operations at the Ogden facility are not typical when compared to a normal mine in that there is no actual open pit or underground extraction. The mining of lithium and other ions such as potassium and salt involves pumping of brine from the GSL into evaporation ponds. From that point, the extraction of the minerals from the brine is a mineral processing exercise, which is discussed in detail in Section 14.
Compass Minerals has approximately 361,000 acre-ft of brine rights that it can extract from the north arm of the Great Salt Lake on an annual basis. Based on recent operational data, the Operation has extracted, on average, around 125,000 acre-ft of brine per year. Most of this brine is pumped into the West Ponds with the remainder going into the East Ponds. The process utilizes the concentrated brine pumped from the north arm of the Great Salt Lake, concentrates the compounds through a series of solar evaporation ponds over a three-year timespan. The evaporation season is roughly May to September when the sunlight is more intense and daylight hours are longer.

13.1.1	West Ponds
Brine Intake Canal. The process starts in the West Ponds facilities where brine is pumped from the north arm of the GSL through an intake canal that extends approximately six miles into the lake. The existing intake canal is approximately 30 feet wide, and 10 feet deep, incised into the GSL lakebed. The ongoing evaporation pond operations require that the intake canal be periodically cleaned of sediments and salt deposits to restore the depth, width, and reach of the canal to continue to allow access to the lake brine. The Intake Canal properties:

•Capacity ~200,000 gpm at GSL levels below 4,190 ft msl.

Intake Pump Station. The brine is pumped from the Intake Canal through two existing pump stations (PS 113/114) that have a total of twelve 20,000 gpm pumps. PS113 is newer than PS114 and both pump into the adjacent Pond 114. The existing pumps currently operate using diesel engines. They will be fitted with electric motors to increase their reliability and reduce operating costs. An additional pump station in the intake area will be constructed to provide additional capacity to the intake pumping at a slightly higher head to better supply the west side of the existing ponds. The intake pumping has the following properties:

•Annual intake pumping volume: 80,000 – 100,000 ac-ft/yr
•Intake pumping capacity: 120,000 - 200,000 gpm over ~150 days of pumping
•New pumps: 4 new 20,000 gpm pumps
•Total number of 20,000 gpm pumps: 16 (includes 6 redundant pumps)

Colman Pump Station. The Colman area will be developed as part of the Lithium project, providing additional acreage to produce brine to be processed in the West Plant. The brine from the series of

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smaller ponds north of the UPRR will be pumped across the railroad near the State’s Bangerter Pump Station and into the new Colman Pond. The Colman Pump Station will be sized for about 40,000 - 60,000 gpm capacity, with three pumps, which should be adequate to keep the 7,000 acres of Colman area ponds covered with brine.

Evaporation Ponds. The West Ponds include three large existing ponds for a total of 35,200 acres. The lithium development requires an estimated additional 7,000 acres of new pond area, for a total of 42,200 acres. The existing three ponds (#113, 114, and 115) will be divided into 8 smaller ponds to better manage evaporation, brine extraction, and mineral return activities. The total needed acreage could increase depending on the timing/duration of the Mineral Return activities. The West Pond evaporation facilities are as follows:

1.Pond 114A: 6,300 acres
2.Pond 114B: 4,650 acres
3.Pond 113A: 5,700 acres
4.Pond 113B: 5,800 acres
5.Pond 113C: 5,550 acres
6.Pond 115A: 2,000 acres
7.Pond 115B: 1,700 acres
8.Pond 115C: 3,200 acres
9.Colman Pond: 7,000 acres
10.Optional Pond Development:
•Northwest Playa Pond: ~2,000 - 6,000 acres depending on need and on how it is developed
•Future Colman Ponds: 10,400 acres of future pond availability

The West Pond circulation is shown in Figure 13.1. Generally, the brine flows from the north to south, then conveyed west in the brine canal on the south border of the 115 ponds to Colman PS, and then pumped south across the UPRR to the Colman area, where the final concentrated 2/3-year brine will be pumped from the lower east side of Colman Pond directly into the lithium processing plant near Lakeside. It is anticipated that the final brine from the West Ponds will be concentrated to about a 2- or 3-year brine concentration, representing a brine that is potassium saturated. Concentrations can be adjusted to the needs of the lithium processing plant. Total West Ponds:

•TOTAL Developed Pond Area: 42,200 acres
•TOTAL Minimum Operational Pond Area: 30,000 acres
•Annual Production: Deliver Total ~2,000 ac-ft per year of 2/3-year Brine to Lithium Plant
•2-Yr Brine Pump (near IB Pump Station): 4,000 gpm capacity, 2 pumps (with redundancy)

The West Pond total evaporation acreage is based on the need to take one pond out of operation for interstitial brine extraction or flushing of salt accumulation (Mineral Return). The actual operational area of the West Ponds is estimated to be closer to about 30,000 acres, assuming that up to two of the largest ponds are out of operation (maximum of 12,000 acres) in IB extraction or Mineral Return mode. The remainder of Colman area or the Northwest Pond can be developed if more acreage is needed in the future.

The West Lithium Plant processed “waste” brine (brine without lithium) can be discharged via the following three options:

1.Re-injected into the East Pond sequence via the Behrens Trench
2.Discarded back to the North Arm GSL

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3.Further concentrated to magnesium chloride (Dust Guard) and shipped as a final product. This option is not currently included in the lithium development plan.

Brine Conveyance to East Ponds. The West Pond configuration allows for some of the 1-year brine to flow to the East Ponds via the Behrens Trench. The lithium project operates under the premise that the existing East Ponds system will receive a continued brine contribution from the West Ponds from June to September via the Behrens Trench (it should be noted that the East Lithium Plant is not dependent on additional developments on the West Side for operation). The west pond brine conveyed to the East Ponds can be metered out at the existing Pond 115 weir or pumped out of the existing PS112 directly into the Behrens Trench. The Behrens Trench is a 21-mile underwater lakebed canal that conveys heavier brine across the North Arm to Pump Station #1 (PS-1) on Promontory Point at the intake to the East Ponds. The duration of flow is approximately seven days for brine to flow from west to east in the Behrens trench. Due to the higher density of the concentrated West Pond outflow, this dense brine stays at the bottom of the trench and limits the mixing with the lake brine (Compass Minerals reports approximately 30% dilution). The West Pond system of brine conveyance to East Ponds includes:

•PS112: 60,000 gpm capacity (3 pumps, 1 siphon)
•Pond 115 Flow Control Weir
•Total Annual Volume to East Ponds: 7,000 - 10,000 ac-ft/yr
•Behrens Trench: No improvements needed and will operate at same capacity to PS-1

WEST POND LITHIUM DEVELOPMENT OPERATIONS
LEGEND
Brine Canal
Dike
Berm
Mineral Return Canal
Existing Dike
Divider Dike
POND BRINE
INTERSTITIAL BRINE (IB)
OPTIONAL NW Pond ~6,000 ac
NEW BRINE AND MR CHANNELS
EXISTING INTAKE CANAL
EXPANDED PS113/114
NEW MR DISCHARGE CHANNEL
Pond 114A 6,300 ac IB TRENCHES
Pond 114B 4,650 ac IB TRENCHES
Pond 113A 5,700 ac IB TRENCHES
Pond 113B 5,800 ac IB TRENCHES
Pond 113C 5,550 ac IB TRENCHES
NEW DIVIDER DIKES (TYPICAL)
EXISTING PS112 + 115 WEIR TO BEHRENS TRENCH
NEW MR DISCHARGE / BRINE CHANNELS (2)
Pond 115A 2,000 ac
Pond 115B 1,700 ac
Pond 115C 3,200 ac
UPRR
NEW COLMAN PS & MINERAL RETURN PS
POND BRINE
IB BRINE
NEW IB PS
UPRR
NEW BRINE POND 7,000 ac
FUTURE BRINE POND 4,585 ac
FUTURE BRINE POND 5,850 ac
NEW LITHIUM PROCESSING PLANT

SCALE: 0 6000 Feet

NORTH:

WEST PONDS OPERATIONS

COMPASS MINERALS

LITHIUM DEVELOPMENT FEL 1

BOWEN COLLINS & ASSOCIATES

SAMUEL ENGINEERING

FIGURE NO.

13-1

Figure 13.1: West Ponds Operation

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Interstitial Brine. The West Pond will be configured and divided to allow for the extraction of the interstitial brine (IB) contained within the salt floor of the existing Ponds 113 and 114. The IB will be extracted through a network of trenches installed in the salt floor. The trench network is designed to drain the IB from the salt floor (at about a 2,000 ft spacing) into the collector trenches that flow towards a lower collection sump where the brine will flow into a main brine conveyance trench where it will be pumped to the lithium processing plant. The advantage of the existing Ponds 113/114 is that they sit significantly above the lakebed, allowing for gravity flow out of the IB to the main brine trench to the south. Each pond has a connector canal allowing for the IB to flow controlled into the main trench. Figure 13.2 shows the flow paths of the IB. West Ponds IB system includes:

•IB Pump Station: 6,000 gpm capacity, 3 pumps (with redundancy)

IB TRENCH TYPE
4-FT WIDE
4-FT WIDE EXISTING
8-FT WIDE
8-FT WIDE EXISTING
10-FT WIDE
10-FT WIDE EXISTING
12-FT WIDE EXISTING
NEW DIVIDER DIKE SEALED
EXISTING DIKE
EXISTING DIKE TO BE SEALED
NEW DIKE
NEW CANAL
NEW OPTIONAL NW POND
Pond 114A IB TRENCHES
Pond 114B IB TRENCHES
Pond 113A IB TRENCHES
Pond 113B IB TRENCHES
Pond 113C IB TRENCHES
Pond 115A
Pond 115B
Pond 115C
STATE PUMPS
UPRR
NEW IB PUMP STATION
UPRR
NEW LITHIUM PROCESSING PLANT

SCALE: NTS

NORTH:

WEST PONDS INTERSTITIAL BRINE (IB) OPERATIONS

COMPASS MINERALS

WEST POND LITHIUM DEVELOPMENT

BOWEN COLLINS

SAMUEL ENGINEERING

FIGURE NO. 13-2

Figure 13.2: West Ponds Interstitial Brine Operation

Mineral Return. The West Ponds have been accumulating salt for the past 20 years and the existing Ponds 113/114 have reached their maximum height for dike stability. The ponds deposit 6 inches of salt floor each year in operation, so additional accumulation needs to be curtailed using a system to dissolve and convey the salt back to the GSL. This is what is termed “Mineral Return” in this report. This reduction in salt accumulation is key to the long-term continuing operation of the West Ponds. Mineral Return can be achieved by pumping fresher water that has capacity to dissolve salts into the ponds and let it dissolve the floor over time. This can be done effectively with saline water up to what would be considered South Arm GSL brine. The fresher the water, the more effective it is at dissolving salts. This

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system has been tested for years on the East Ponds using both fresh Bear River water and South Arm water.

The proposed West Pond Mineral Return system is comprised of pumping a source of water capable of dissolving salts. The nearest source is the surface and ground water that accumulates in the trenches constructed by the State’s Bangerter Pumps. This water could be considered closer to a brackish water, much lower in dissolved solids concentration than the South Arm. The Colman area receives annual precipitation runoff into this area that could also be directed by gravity to the Mineral Return intake. This water would be pumped into a pond that has been taken out of service and completed the IB extraction phase. It could be kept in the ponds over the winter season to maximize mixing, then discharged back to the North Arm when it reaches higher concentrations of dissolved solids.
The West Ponds canals have been arranged to allow any given pond to be put into Mineral Return operation while even adjacent ponds continue to operate in evaporation mode. The Mineral Return pump station is located near the State’s Pumps and Compass Minerals proposed Colman Pump Station. It will pump into a raised canal that flows north to where it can be distributed to any of the ponds in the 113/114 pond complex. The discharge will be directed to the south and east where it naturally drains to the North Arm. Some key aspects of the Mineral Return system:

•Mineral Return Pump Station: 210,000 gpm peak flow
•Number of 30,000 gpm pumps: 7-8
•Source Water: surface runoff and groundwater near the State Pumps

The West Ponds brine, interstitial brine, and mineral return operations have been summarized in Figure 13.3 conceptual operational schematic.

NORTH ARM GSL
INTAKE CANAL
Upland Runoff
NEW PS
EXISTING PS113\114
BRINE CANAL
BRINE CANAL
MR CANAL
MR CANAL
Opt. Pond NW
Area = 6,000 acres
Pond 114A
Area = 6,300 acres
Pond 114B
Area = 4700 acres
Pond 113A
Area = 5,760 acres
Pond 113B
Area = 5,840 acres
Pond 113C
Area = 5,570 acres
TO BEHRENS TRENCH
Pond 115A
Area = 2,010 acres
Pond 115B
Area = 1,785 acres
Pond 115C
Area = 3,210 acres
New Col PS
New IB/ Brine PS
IB CANAL
IB CANAL
BRINE CANAL
New MR PS
DRAINAGE CANAL
UPRR CAUSEWAY
STATE PS Channel Runoff
DRAINAGE CANAL
New Colman Pond
Area = 7,000 acres
New Potential Holding Pond
100-500 acres
COLMAN AREA
NEW LITHIUM PROCESSING PLANT
Salt Flats Runoff
LEGEND
PIPED FLOW
MINERAL RETURN (MR) SOURCE
MINERAL RETURN (MR) WASTE
BRINE FLOW
DRAINAGE

SCALE: NTS

NORTH:

WEST PONDS LITHIUM OPERATIONS SCHEMATIC

COMPASS MINERALS

LITHIUM OPERATION FEASIBILITY STUDY

BOWEN COLLINS

SAMUEL ENGINEERING

FIGURE NO. 13-3

Figure 13.3: Conceptual Operational Schematic

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13.1.2	East Ponds
East Pond feed brine is predominantly from the Behrens Trench, which is partially diluted west pond concentrated brine (Figure 13.4). PS-1 is positioned at the east end of Behrens Trench on Promontory Point. PS-1 consists of three, 30,000 gpm pumps that pump concentrated brine out of the trench, and into piping that connects into an overland canal that wraps around Promontory Point. Brine is pumped into the canal where it flows into the east pond complex (Figure 13.4). PS-1 operates from March through September. PS-1 will draw ambient north arm brine from March through June, and then pump concentrated brine from June through October from the west ponds. The existing PS-1 pumps a volume of approximately 35,000 ac-ft/year.

Bear River Bay
Ponds 96-98
Pond 1B
Ponds 1 / 1A
Behrens Trench
Promontory Point
PS-1
Fremont Island
7 mi
Google Earth
N

Figure 13.4: PS-1/ Promontory Point / East Ponds

The residence time of brine entering the nearly 25,000 acre east-pond system is approximately two years. The chemistry of the brine transferred sequentially into each pond is continuously monitored and brine solutions are moved through the ponds accordingly. Salt and the complex potassium minerals naturally crystallize on pond floors leaving a final brine high in magnesium chloride and lithium ions. Figure 13.5 presents an illustration of east pond operations.

In the east pond complex, sodium chloride salt crystallizes in the pre-concentration sequence, and is harvested in some ponds and is accumulated in the pond floor in other ponds. The brine is then moved to the next series of ponds to collect potassium based complex minerals. The residual bittern brine, referred to as the DustGard product, primarily magnesium chloride, is transferred to the deep storage ponds. Residual concentrated brines are stored in deep ponds after the harvest to retain the level of

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concentration and reduce dilution from the winter rain and snow. This finished concentrated brine (referred to as the DustGard product name) will be pumped to the lithium processing plant.

Figure 13.5: East Ponds
Source: Compass Minerals

The ponds where salt accumulates and have developed a deep salt floor will be utilized as IB collection ponds. These ponds are Pond 96/97/98 on the north side of the complex, and Pond 1B to the south. A new system of IB collection trenches will be excavated in the salt floors at about a 2,000-foot spacing and collected into sumps where IB will be pumped into conveyance canals. Figure 13.6 shows the general operational layout of the East Ponds IB collection and conveyance system.

Pond 96/97/98 is now a single pond but will be divided into three ponds. This will allow for one pond to be taken out of service at a time, making management of the IB extraction less impactful to the East Ponds operation. The IB conveyance canals will be added to the side of existing dikes (in some cases utilize existing un-used canals) and be sloped to a main collection pond and pump station where it will be stored and pumped to the lithium processing plant.

The Pond 96/97/98 system will also be designed to allow periodic Mineral Return if needed in the future. Pond 1B is already set up to allow a Mineral Return sequence.

The brine from the discharge of the lithium processing plant will return to the pond complex where it will be kept in a separate evaporation train and concentrated to DustGard (mag chloride) and pumped to a lined holding pond at the plant that holds non-lithium DustGard. The plant discharge of the processed DustGard will also be stored in this pond.

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Figure 13.6: East Ponds IB and Lithium Operations

13.2	Geotechnical and Hydrological Models
In 2017, the Great Salt Lake Advisory Council (GSLAC) commissioned the creation and construction of the Great Salt Lake Integrated Model (GSLIM), to integrate the hydrologic models developed and modified since the 1960s for the Great Salt Lake with hydrologic models associated with the upland water sheds that drain into the GSL. The GSLIM was also updated to include new growth and climate projections and improve the model’s capability to forecast future changes in GSL’s watershed. This model incorporated a range of plausible future conditions for GSL’s watershed, integrated these scenarios into the GSLIM, and developed relative comparisons of how future growth, climate, and water management alternatives might affect GSL.

The GSLIM was completed in August 2017 and in version 1.13. GSLIM integrated several upgrades including improving the model’s capability to simulate climate variability, water conservation in the Municipal and Industrial (M&I) and Agriculture sectors as well as cloud seeding programs.

GSLIM was developed as a series of integrated modules including the Bear, Weber, and Jordan River basins. The Lake module represents the lake itself and characterizes each of the four main bays: Gilbert

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(South Arm), Farmington, Bear River, and Gunnison (North Arm) bays. Dividing the model into these modules facilitated integrating existing data, as well as completing future updates and use by stakeholders within each river basin.

The GSLIM model is available to the general public upon coordination with the Utah DNR Department of Water Resources for use. Compass Minerals has access to the model as needed.

Compass Minerals ‘in-house’ deterministic model is specific to the GSL and does not integrate inflows the GSL. Notwithstanding, the excel-based model is sufficient to support operational and strategic planning. The model is based on historic and actively updated ion sampling data collected by the UGS on a semi-annual basis, lake elevations, bathymetry, and mass loads to provide a predictive estimate of mass load in the raw-feed brine extracted from the North Arm annually.

13.3	Production Details
The QPs’ production schedule for the operation is controlled by pumping rates and lake brine concentrations which determine the rate of lithium mass load depletion in the GSL. The QPs’ resource model is calibrated to average pumping rates over the past five years, combined with average lake levels over the 10-year period between 2006 and 2015. Projected production levels for lithium modeled by the QPs are in line with forecast production levels from the operation. Long-term concentration of lithium in North Arm pool will decline with anthropogenic depletion of lithium by Compass Minerals and US Magnesium. Inclusive of 15% process losses, the QPs estimate the operation will deplete 1,879 tonnes of lithium per annum from the date of this TRS through start of operation in 2025, 2,333 tonnes per annum from 2025 through 2027, and 8,339 tonnes of lithium per annum from 2028 through end of life of mine, while US Magnesium will deplete an additional 3,150 tonnes of lithium per annum from the GSL as well. As a result of the depletions, lithium mass load will decrease over time as lithium is selectively extracted. The rate of decline of the salt load was applied to North Arm concentration as well over time. When the concentration of lithium declines to 9 mg/L in 34 years, the grade is believed to be insufficient for economic extraction. The remaining lithium load in the GSL at the time lithium concentration in the North Arm of the GSL reaches 9 mg/L is 56,048 tonnes. The corresponding grade for the south arm, which supplies the north arm with all the brine contained therein, is 5 mg/L. Thus, lithium will not completely be extracted from the system. A production profile for lithium is presented in Figure 13-6. The life of the lithium operations is estimated to be 34 years based on the resource depletion model.

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Tonnes Lithium in GSL
Lithium Concentration (mg/L)
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
2053
2054
2055
2056
2057
2058
2059
Tonnes Li in GSL
Li Concentration at North Arm Intake

Figure 13.7: Production Schedule

13.4	Requirements for Stripping, Underground Development and Backfilling
The Ogden facility is a solar evaporation complex with solar evaporation ponds and a manufacturing plant. There are no requirements for stripping underground development or backfilling.

13.4.1	Backfilling
Unmarketable salt that is produced during the mining process and resulting from the controlled precipitation of excess sodium chloride is either purposely seasonally removed by a process called ‘mineral return’ where Compass Minerals pumps seasonal flows of fresh water from the Bear River by water right over unharvested ponds containing deposited sodium chloride and dissolves the salt and pumps that eluate back into the GSL under permit with Utah DEQ.

13.5	Mining Equipment, Fleet and Personnel
Currently, Ogden facility operates with an approximate staffing target of 309 individuals; 118 salaried staff and 191 and hourly employees assigned in crews to the various unit operations and scheduled shifts. Table 13.1 provides a general overview of the equipment fleet and machinery utilized in the unit operations of the mining process. The asset list at Ogden comprises over 200 lines of specific items

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include administrative items, land and building assets as well as parts inventories, etc. that are not part of the mining process and are not considered.

Table 13.1: Equipment Utilized in the Mining Method

Description	Number	Description	Number
Large Trucks		CAT 745 HARVEST HAUL TRUCK	11
2020 AUTOCAR ACTT42 YARD SPOTTER	1	Ardco
FREIGHTLINER 2013 WATER TRUCK	1	ROLLIGON	1
MOBILE FUEL SERVICE TRUCK 199	1	Harvester
2005 FORD F 750 SERVICE TRUCK	1	WAGNER SL8	1
2005 MOBILE SERVICE TRUCK W / CRANE	1	POTASH HARVESTER	1
1995 MACK TRUCK TRANSPORT	1	37 CYD K-TEC SCRAPER HARVES	8
2005 FREIGHTLINER HC 80 SWEEPE	1	Backhoe
4000 GALLON WATER TRUC	1	CAT 430-F BACK HOE	2
4000 GAL WATER TRK W CANNON	1	CAT 336 EXCAVATOR	4
INTERNATION BUCKET TRUCK 2004	1	Portable Pumps
Loaders		JOHN DEERE DIESEL POWER UNIT	9
226B CAT SKID STEER LOADER	1	JOHNSON PORTABLE PUMP	2
BOBCAT T190 TRACK DRIVE SKID STEER	1	JOHN DEERE DIESEL POWER UNIT	5
249 D CAT COMPACT TRACK LOADER	1	JOHNSON PORTABLE PUMP	2
SNOW TRACTOR KOBOTA	1	WEST DESERT EQUIPMENT
CAT 980K FRONT END LOADER	3	VERTICAL PUMP ENGINES
KOMATSU WA-500-8 FRONT END LOADER	4	CAT 3306 ENGINE 300H	10
CAT 980 FRONT END LOADER	6	CAT C-9 ENGINE 300	1
CAT 972 FRONT LOADER LSJ0285	1	GENERATORS
Bulldozers		CAT 3412 NAT GAS ENGINE 600H	2
CAT D6T DOZER USED 4K HR	1	CAT 3306 NAT GAS 300 HP	2
CAT D6 XE	5	GENERAC SG-025	1
CAT D7 DOZER	1	WISPER WATT ISUZU 25KW PORTABLE	1
CAT D9T DOZER	5	MQ ISUZU 4B61 70KW DCA-70SSIU	2
Patrols		CAT GENERATOR 600HP	3
CAT 16M PATROL	4	125KW PORTABLE GENERATOR DOVE	1

13.6	Final Mine
A final mine map is provided as Figure 13.7. Compass Minerals will breach dikes as part of final reclamation requirements, and salt contained within the ponds will be allowed to dissolve from direct precipitation and pumping of fresh water into the ponds from Bear River. The Company will also create islands on the outside of existing dikes by clustering rip-rap currently armoring the dikes (Figure 13.8).

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Bear River Bay
Promontory Point
Great Salt Lake
Fremont Island
10 mi
N
Google Earth
Image Landsat / Copernicus

Figure 13.8: Final Mine Map

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RIPRAP ON LAKE SIDE OF DIKE
EXISTING POND PERIMETER DIKE

PLAN VIEW OF EXISTING PERIMETER DIKE

LAKE SIDE OF DIKE
POND SIDE OF DIKE
EXISTING PERIMETER DIKE
DIKE MATERIAL REMOVED AS NEED TO PLACE RIPRAP PILE
RIPRAP PILE. SEE CROSS SECTION VIEW BELOW FOR DIMENSIONS AND NOTES

PLAN VIEW OF RIPRAP PILE

90'-0" DIA.
1.5
1
1.5
1
9'-0"
118'-0" BOTTOM DIAMETER

NOTES:

1. RIPRAP PILES SIZED SUCH THAT BOTTOM AREA IS APPROXIMATELY 1/4 ACRE
2. RIPRAP FOR PILES TO BE TAKEN FROM LAKE SIDE OF PERIMETER DIKES
3. DIKE MATERIAL TO BE REMOVED AS NEEDED TO PROVIDE LOCATION FOR RIPRAP PILES
4. RIPRAP PILE TO BE PLACED WITHIN FOOTPRINT OF EXISTING EVAPORATION PONDS
5. RIPRAP PILES TO BE INSTALLED ON LAKE BED AFTER DEPOSITED MINERALS HAVE BEEN REMOVED
6. AVERAGE SPACING BETWEEN PILES IS 1.5 MILES

RIPRAP PILE CROSS SECTION

APPROXIMATE LOCATION OF MITIGATION RIPRAP PILE (TYP OF 20)
LEGEND
RIPRAP DENSITY
NONE
SPARSE
INTERMITTENT
MODERATE
DENSE

FIGURE NO. 1

SCALE: 1" = 1 MILE

NORTH:

MITIGATION ROCK PILE FREQUENCY

GREAT SALT LAKE MINERALS
EAST PONDS RIPRAP SURVEY

Bowen Collins & Associates, Inc.
CONSULTING ENGINEERS

Figure 13.9: Rip-Rap Cluster Islands at Mine Closure

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14	Processing and Recovery Methods

14.1	Processing Overview
Based on FEL-1 level analysis, the estimate can be classified as an AACE Class 4 estimate and after inclusion of the contingency (at 25%), the estimate is thought to be in the range of minus 30% to plus 40%. The project is intended to produce approximately 10,800 tonnes per year of lithium carbonate and 27,800 tonnes of LHM (both at an OEE of 0.85), from brine drawn from the north arm of the GSL and processed through Compass Minerals' existing collection and processing ponds on both the east and west sides of the GSL. Future developments could yield additional pond area on the west side of the GSL to nearly double the available evaporation area. The preliminary design based on FEL-1 level analysis includes the following major process operations:

•Brine Filtration (post pond evaporation)
•Direct Lithium Extraction (via the Energy Source Minerals (ESM) Integrated Lithium Adsorption Desorption (ILiAD) process)
•Purification of Lithium Chloride Brine and Conversion of Lithium Chloride to Lithium Carbonate
•Refining of Crude Lithium Carbonate to Battery Grade Lithium Carbonate - East plant only
•Conversion of Lithium Carbonate to battery grade LHM (Lithium Hydroxide Monohydrate) – West plant only
•Support reagent and utilities systems required for the processes
•Material Handling
•Plant General and Ancillary facilities

As mentioned above, the production plants will be split into an East and West processing plant site. The East site will process DustGard and Interstitial brine (IB) to produce battery grade Lithium Carbonate, while the West site will process IB and 2 Year Brine to produce battery grade LHM.

The East processing plant will produce 10,800 tonnes per year of battery grade lithium carbonate while the West plant will produce 27,800 tonnes per year of battery grade LHM. Feedstock will consist of magnesium chloride brine (DustGard), with the remainder of the production coming from IB. The current Process Block Flow Diagram for the Project is provided as Figure 14-1. Items are subject to change as engineering continues into more advanced stages.

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Figure 14-1: Project Process Flow Diagram

14.1.1	East and West Site Overview
The East Plant will consist of DustGard brine filtration, IB filtration, multiple DLE units to produce Lithium Chloride Brine, and one Lithium Carbonate conversion and refining unit, along with all necessary utilities. The resulting battery grade Lithium Carbonate solids will be packaged in super sacks and stored for shipping.

The West Plant will consist of IB and 2 Year Brine filtration, multiple DLE units to produce Lithium Chloride Brine, a Lithium Carbonate conversion unit, and a LHM unit along with all necessary utilities. The resulting battery grade LHM solids will be packaged in super sacks and stored for shipping.

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14.2	Feed Sources
The feed brine originally comes from the North Arm of the Great Salt Lake. The brine is then concentrated through evaporation in successive ponds. The feed brine will come from different stages of the current SOP and DustGard production process.

•Interstitial Brine (IB) – settles into the interstitial space in the salt mass that precipitates in the early evaporation ponds. Trenches will have to be dug in the salt mass to allow the IB to flow out of the salt mass to be collected and sent to the processing plant. This brine has the lowest Li concentration of the 3 feed sources.

•2-yr Brine – Brine that has been concentrated for approximately two years. It will be collected after the potassium has precipitated to produce a higher Li concentration and this brine will have roughly twice the Lithium concentration of the IB, but still considerably less than the DustGard.

•DustGard – Brine that has made it through the entire concentration process and has 30-45% dissolved solids and a high concentration of Magnesium Chloride. This highly concentrated brine has the highest Lithium concentration.

14.3	Lithium Carbonate Conversion
The East and West Plants will each incorporate a lithium carbonate conversion plant, expected to be provided as a package unit by Veolia Water Technologies. These will be functionally identical plants except for the East Plant having an additional refining crystallization step ending the process to produce the battery grade lithium carbonate. The feed to the carbonate conversion plant will be the concentrated Lithium Chloride brine from the ILiAD units.

14.4	Lithium Hydroxide Conversion
Only the West Lithium Production Plant will include a lithium hydroxide conversion plant, expected to be provided as a package unit by Veolia Water Technologies. The West Lithium Production Plant is expected to be developed as Phase 2 of the Lithium Project. This Phase is slated for 2025/2026 timing regarding additional engineering and progression to a PFS.

14.5	Energy Requirements
The Ogden Site acquires its electricity from Rocky Mountain Power. Table 14.1 provides a summary of annual projected power requirements from the process equipment across both the East and West plant sites.

Table 14.1: Summary of Projected Power Usage

Location	Connected Power (kW)	Consumption Rate (MW∙h/yr)
East	2,901	21,601
West	5,848	43,544
Pond Pumps	5,000	31,050

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14.6	Water Requirements
A summary of projected water consumption is provided as Table 14.2. Potable water at the East Site will be made from a portion of the East incoming water using a chlorination package.

Table 14.2: Summary of Projected Water Usage:

Use Profile	Location	Volume (AFY)
Fresh Water from Site Wells	West Plant Site	693
	East Plant Site	487
AFY = acre feet / year (one acre foot is 325,851 gallons)

14.7	Personnel
The East and West Lithium Production plants are projected to employ 179 full time salaried and hourly employees, consisting of 29 plant overhead personnel and 150 operations personnel.

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15	Infrastructure

15.1	Existing Infrastructure
Critical infrastructure at Ogden facility includes electric service, natural gas service, rail, road, and water. Figure 15.1 provides a facility-scale illustration of key infrastructure, while Figures 15.2 and 15.3 provide illustrations of key infrastructure in the eastern sector of the facility and the west sector, respectively.

Figure 15.1: Ogden Site Map

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Figure 15.2: Key Infrastructure: SOP Plant Area and East Ponds

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Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline
Dove Creek Properties
Pond 114
Pond 113
Pond 115
Colman Area
N
10 mi
Google Earth

Figure 15.3: Key Infrastructure: West Ponds

Roads

The Ogden Site is 13 miles west of Interstate Highway I-15. State maintained highway 39, or 12th Street provides egress and ingress to the highway. Both I-15 and 12th Street are illustrated on Figures 15.1 and 15.2.

Compass Minerals has access to the UPRR causeway which is constructed of aggregate and maintained by the UPRR. The causeway includes a railbed to support transcontinental rail traffic in addition to a single lane dirt road. Compass Minerals maintains an agreement with UPRR to use the roadway for light truck traffic to move personnel from the mine, plant and administrative offices on the eastern pond and plant complex to the west ponds.

Access to the West Ponds generally is from I-80 from the south on the paved Puddle Valley Road, which becomes Lakeside Road (dirt surface) as it heads north through the Utah Test and Training Range (UTTR) and on to the Lakeside area.

Dikes

The Ogden Site operates and maintains solar evaporation ponds and pond dikes. The eastern pond complex is comprised of 115 miles of dikes, with 26.4 miles of acting as the outer perimeter dike. The aggregate for the dikes is mined from an onsite borrow pit, Little Mountain Borrow Pit that is owned and operated by Compass Minerals.

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The west ponds are contained within 46.1 miles of dikes, with an 8-mile, lake-facing outer dike. The aggregate for the west ponds is yielded from the Strong’s Knob quarry that is leased by Compass Minerals from Utah SITLA.

Electricity

Rocky Mountain Power supplies electricity to the site. There is a single feed, 138 kV feed to the plant’s main sub-station, with above-ground 12.47 kV distribution. From there the feed separates out through the site to feed the various areas. Feeds are single lined and not double ended.

There are Emergency (diesel) generators located in various plants for critical machinery (process water pumps, IT room, thickeners, battery charger room, promontory site, telecommunications site, and for the expansion at SOP). Generators are run weekly for 15 minutes. There are 13 total natural gas or diesel generators ranging from 20 kW to 450 kW.

Public Power is not provided at the West Ponds which are powered by either natural-gas generators or direct drive diesel pumps. There are two natural gas 602 horsepower units, one 86.5 horsepower units and one 36 HP unit at the flushing station. These generators provide power for the pumping operations near Pump Station 112 at the West Ponds. The remainder of the intake pump stations are powered directly by diesel driven engines that utilize large diesel storage tanks that are regularly re-filled during pump operation.

Natural Gas

The natural gas supplier for the existing operation is Dominion Energy. The gas main enters the east plant facility site near the Magnesium Chloride plant and is distributed to various plants at 60 psig with regulators at the various point-of-use equipment. All gas-fired equipment contains adequate safety trains, combustion burner safety controls, and flexible connections.

The West Ponds are also supplied natural gas by Dominion Energy via a 6-inch pipeline from the vicinity of Rowley, UT to the south. The 6-inch pipeline reduces to a 3-inch pipeline as it approaches the Lakeside area where it feeds the Compass Pump Station 112 generators.

Steam

There are two natural gas fired boilers each 90,000 lb./hr. Both were installed in 2013 and located in the boilers house. Steam is primarily for the SOP plant with a portion for the magnesium chloride process and other ancillary uses. The plant is currently running at 70% of steam capacity. Reverse osmosis water treatment is provided.

Water

Treated culinary water and plant process water is supplied by Weber Basin Water Conservancy District via Willard Bay Reservoir under contract (Figure 15.1 and Figure 15.2). Untreated process water is pumped from the reservoir to a canal that connects the reservoir to an onsite storage reservoir. The plant purchases 800 acre feet of treated culinary per year for potable uses, and 8,000 acre feet per year of untreated water from Willard Bay reservoir for plant process water.

There is currently no reliable fresh water system on the West Ponds.

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Canals and Pipelines

Process and culinary water are pumped to the Ogden Site via canal and water-line respectively along the same corridor (Figure 15.1 and 15.2). Compass Minerals also maintains the Behrens Trench across the north arm of the GSL. The Behrens Trench was constructed in the early 1990s and is used to convey one-year concentrated brine from the west ponds to the east ponds. The 21-mile long, 30 to 80-foot wide, underwater canal leverages density differences between concentered brine from the west ponds to flow on the canal floor beneath the less-dense ambient north arm brine. The transit time is roughly 7 days over the 21-mile canal (Figure 15.1 and 15.3). Compass Minerals also maintains an indenture with UPRR to maintain an overland canal along the UPRR mainline on Promontory Point that connects the terminus of Behrens Trench at Pump Station1 with the Ponds 1 and 1A in the east-pond complex. The canal parallels the UPRR rail as illustrated on Figure 15.4.

Rail

The east plant facility is served by Union Pacific Railroad. The site has eight sidetracks off the spur from the main transcontinental east west line. The sidetracks are used for indexing and storage of rail cars awaiting loading or shipping. The Ogden Site operates a railyard vehicle to move and index railcars to and from loadout.

Leases
Dikes
Railroad
Behrens Trench
Owned Property
Roads
Canal / Pipeline

Figure 15.4: Key Infrastructure: Rail Facilities

The Lakeside area is also a UPRR rail siding that has several rail spurs: one to the UPRR quarry; and another newly installed spur to the UTTR to the south.

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15.2	Planned Infrastructure
The following sections provide a summary of the planned West Ponds infrastructure required to implement full scale lithium development. This includes site power supply, water supply, brine pumping, evaporation ponds, brine conveyance canals, earthen dikes, and other civil improvements.

15.3	West Pond Power System
The West Ponds Facilities currently have no power infrastructure connected to the regional power grid. Currently, the West Ponds pumping stations rely entirely on diesel driven pumps for the larger intake pump stations (PS113 and PS114) while the outlet pump station (PS112) is powered by a small natural gas driven generator system.

The existing PS113/114 complex of pumps are presently powered by diesel driven engines. These engines require a constant supply of diesel fuel delivered on a weekly basis in 4,000-gallon fuel trucks and stored in about 5,000 gallons of onsite steel storage tanks.

The existing PS112 pumps are run on electrical motors that are powered by a nearby natural gas (NG) generator. The source of natural gas is from the existing Dominion Energy gas pipeline (6-inch diameter steel) that comes from Rowley, UT, about 30 miles to the south. This gas pipeline was originally intended to generate power for the large Bangerter Pumps (owned and operated by the State of Utah Division of Natural Resources). Compass receives NG from a 3-inch diameter NG pipeline that connects from the Bangerter Pumps pipeline and runs about 6 miles to the north to the PS112 facilities near Strongs Knob.

15.3.1	Power Needs
The estimated power needs for each pump station include the wattage to run the pumps (based on the calculated horsepower [hp] required for each pump), and ancillary loads (lights, outlets, priming pumps, etc.). It was assumed that for maximum power load, all pumps and ancillary loads would be running simultaneously minus the standby pumps. The power for each pump station is measured in total kilowatts (kW).

Table 15.1 provides a summary of the estimated power needs of each pump station. Each pump station includes ~50 kW in ancillary load.

Table 15.1: West Ponds Pump Station Power Needs

Pump Station Name	# Of Pumps Installed	Total Installed HP	Installed Capacity (gpm)	# Of Pumps Operated	Station Operational HP	Station Operational kW
Expanded Intake PS	4	1,960	120,000	3	1,470	1,090
Existing PS113/114	12	2,400	240,000	9	1,800	1,500
New Colman PS	3	300	60,000	2	200	150
Mineral Return PS	7	1,400	210,000	7	1,400	1,030
IB & 2-yr Transfer Pump	5	250	10,000	4	200	140
TOTALS	31	6,310		25	Total kW *	4,160
*Total kW includes ~50kW ancillary power load per pump station.

It is estimated that the lithium processing plant facilities are likely to require up to 5 MW. This is currently a FEL-1 level estimate of pumping power needs. With the pumps, the total West Ponds area maximum power need is approximately 10 MW.

Table 15.2 provides a summary of the estimated power needs for the Dove Creek Wells.

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Table 15.2: Dove Creek Well Pumps

Pump Station Name	# Of Pumps Installed	Total Installed HP	Installed Capacity (gpm)	# Of Pumps Operated	Station Operational HP	Station Operational kW
Well Pumps	3	720	2,000	3	720	540
					Total kW*	600
*Total kW includes ~20kW ancillary power load per well.

15.3.2	Potential Power Sources
The following is a list of the potential power sources for the proposed West Pond Pump Stations and Dove Creek Well Pumps as shown in Figure 15.5. The power sources listed below were evaluated at a pre-feasibility study level for total available supply capacity, capital cost of implementation, operating costs, and delivery timeline. The list below includes some basic information about the utility power source. The listed capacities are based on initial discussions with the respective utility companies.

1.Rocky Mountain Power (RMP) - The closest major regional grid system connection is the RMP system that provides power to the Utah Test and Training Range (UTTR) about 12 miles to the south of Lakeside area. This power connection point has potential to deliver a large amount of power to the West Ponds area. The following is an overview of the RMP service:

•10+ MVA Capacity*
•RMP Impact Study Required (~$30k cost)
•Anticipated cost of transmission lines and substation to Lakeside is $8.8M*
•Estimated 24 months for power delivery from date of signed contract
•Cost of new power transmission line easement through federal land is unknown

*RMP will provide updated power availability, cost, and timeline after Impact Study is completed. This estimated cost was provided by RMP.

2.Raft River Power (RRP) - This power connection is in Kelton, UT, about 45 miles to the north of Lakeside. Raft River is a co-op that purchases power for rural distribution; they do not generate their own power. Raft River is not a candidate for delivering power to the West Ponds, but may be considered to provide power to the proposed Dove Creek water system which is about 14 miles to the south of Kelton, UT. The following is an overview of the RRP service:

•5 MVA Capacity
•24.94 kV Distribution Line, Ends at Kelton, UT
•14 miles north of Dove Creek Wells and 31.6 miles north of PS113/114
•Impact Study Required
•Little is known about power delivery schedule at this phase of the project
•Cost of new power transmission line easement through federal and state land is unknown

3.Dominion Natural Gas Generation (NG) - The existing Dominion NG pipe system is assumed to have high capacity since it was originally designed to power the large Bangerter Pumps. Since those pumps are not utilized, the pipe capacity could be converted to deliver NG for a Compass owned power generation system at the West Ponds. The natural gas line would be utilized to power a three (3) turbine power plant at 5 MW each with one turbine redundant. The following is an overview of the NG service and generation plant:

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•6-inch diameter steel pipe, and splits at north UTTR boundary, with a 6-inch running to State Pumps and a 3-inch running north to PS112 on the county road and GSLM access road west of Strongs Knob.
•Unknown if the 3-inch steel pipe will have to be upgraded/upsized from 6-inch connection to the Lakeside area.
•Potential for conversion into micro-grid with future solar and/or connection to future utility grid source
•The NG generation plant would generate excess heat that could be utilized at the lithium processing plant
•Distribution system required from NG generation plant to pump stations

4.Solar Power (PV) at Dove Creek – There is a potential for developing a new solar power system at the remote location of the Dove Creek wells. The solar would be useful for pumping during the day to fill the pond and relying on pond storage to deliver water during the night. Each well site would be equipped with backup propane or diesel generators to possibly operate the wells during the night or at times of limited solar to maintain a minimum pond volume for use at the West Ponds.

15.3.3	Power Supply Study
Based on the calculated power needs, approximately 10 MW of power is required at the West Ponds split between the required pump stations and the lithium processing plant. An additional 600 kW is needed for the Dove Creek Well Pumps. The following options were considered to supply power to each location:

1.Option 1 – Rocky Mountain Power Connection for West Ponds (from South) and Raft River Power Connection for Dove Creek (from North)
2.Option 2 – Self-Generation with Dominion fueled Natural Gas Power Plant Located near Lakeside for West Ponds and Raft River Power Connection for Dove Creek Wells.

Option 1 – RMP (West Ponds) and Solar for Dove Creek. This option is shown in Figure 15.6 and includes the following facilities and costs:

West Ponds

a.Connection at existing RMP service
b.14.4 miles of transmission line from UTTR to Substation at Lakeside
c.10 MVA Substation at Lakeside
d.11.5 miles of distribution line on Pond 113 dike to PS113/114 and 10 miles west along UPRR to New IB, Colman and Mineral Return Pump Stations.
e.Step-down transformers and switchgears at expanded Intake PS113/114, New Colman, New Mineral Return, and IB Transfer pump stations.
f.The 2021 RMP power rate structure was used – summarized in the Appendix.
g.Costs were not included for legal, agency coordination/permitting, and easement acquisition. It is not clear if RMP will cover the costs of these items since the power line crosses the UTTR, BLM, State Lands (SITLA), and railroad (UPRR) properties.
h.Maintenance costs included for substations, switchgears, and power system/poles on dikes.

Dove Creek Solar

a.New PV Solar system at each of the Dove Creek Wells, sized to power each of the three wells (200 kW per well site).

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b.New individual diesel generators to power each well site when solar is down/low and to start the well pumps.

Option 2 – Self-Generation (West Ponds) and Solar for Dove Creek. This option is shown in Figure 15.7 and includes the following facilities and costs:

West Ponds

a.New 10 MVA (three 5 MW generators) natural gas turbine power plant located near Lakeside
b.10 MVA Substation at Lakeside
c.11.5 miles of distribution line on Pond 113 dike to PS113/114 and 10 miles west along UPRR to New IB, Colman and Mineral Return Pump Stations.
d.Step-down transformers and switchgears at expanded Intake PS113/114, New Colman, New Mineral Return, and IB Transfer pump stations.
e.Maintenance costs included for power plant, substation, switchgears, and power system/poles on dikes.

Dove Creek Solar

a.Same as Option 1.

15.3.4	Power System Evaluation
Table 15.3 summarizes the estimated construction costs for the West Ponds power system options. The costs do not include contingency.

Table 15.3: West Ponds Power System Option Cost Summary

Power Supply Option	Estimated FEL-1 Level Capital Costs
Option 1 – RMP (West Ponds) and Solar for Dove Creek	$16.9 M
Option 2 – Self-Generation (West Ponds) and Solar for Dove Creek	$23.5 M (Average)
$17.0 M (Low)
$30.0 M (High)

Due to current uncertainty, Compass Minerals will pursue both options up to a preliminary design level (2025/2026) until further understanding of each option’s schedule, risks, and costs can be better understood. The development of a power system at the West Ponds is critical to the success and timing of the project at the West Ponds. Compass Minerals will continue to work towards a more detailed understanding of the two power supply options through ongoing coordination with RMP and further detailed costing of a self-generation power plant at the site.

15.4	West Ponds Fresh Water Supply System

15.4.1	West Ponds Water Needs
Existing Water System and Water Needs. The existing West Pond facilities currently include five small groundwater wells drilled near the pump facilities for the purpose of providing rinse water to remove daily salt deposition on the pumps (see Section 3). A few of these wells have been abandoned and the remaining wells do not supply an adequate amount of water needed for the existing pump stations. Most of these wells pump saline or brackish water and are therefore not considered fresh. The existing brine pump station salt flushing needs are estimated to be about 100 gpm per pump station. Each operating brine pump station has at least one pump down in flushing mode at any given time.

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Future expanded Intake PS, existing PS113/114 and PS112, and new IB Pumps all need salt flushing water to prevent salt buildup. The new Colman PS will utilize nearby fresh water from the Mineral Return intake to flush salt. For the other brine pumps, it has been assumed that a total need of 500 gpm will come from a new fresh water system.

Lithium Development Water Needs. The proposed West Pond improvements will require fresh water for both expanded pump station rinsing needs and the lithium plant. Other upcoming water needs include supply for a small potable system, a plant fire flow system, and other uses like dust control, cooling, cleaning, or other industrial uses. It is estimated that the lithium plant needs about 450 gpm with an ancillary need of 250 gpm for culinary water, dust control, washdown, etc.

15.4.2	Dove Creek Water System
History and Background. Starting in 2015, Compass began the permitting and development of the Dove Creek System, which included a series of six wells (potentially), a 27-mile pipeline, and a storage pond to convey fresh groundwater to the existing West Ponds PS113/114 area for the purpose of pump station rinsing and development of a bentonite slurry wall to seal the pond dikes. The Dove Creek wells were planned on Compass-owned land about 27 miles north of the West Ponds and 14 miles south of Kelton, UT. The final quantity of water needed is still undetermined but assumed to be at least a withdrawal of up to 2,000 gpm for 60 percent of the time which totals approximately 2,000 ac-ft per year.

15.5	West Pond Intake Brine Pumping

15.5.1	Existing Intake
The existing intake is located on the north side of the West Ponds. The suction of the intake pumps is connected to the existing intake channel that connects to the North Arm of GSL. Based on the current lake levels and sediment/salt build-up, it is likely that additional dredging is needed to deepen the intake to feed the west ponds. The dredging will need to be done prior to new intake pump station construction so that the west ponds can continue to operate. This will be accomplished by slurry pumping the dredged cuttings back into a containment area within Pond 113 to avoid significant USACE permitting. Cuttings could also be utilized to seal in-pond divider dikes. The dredging costs come from a recent quote provided by a dredging company to widen and deepen the intake channel.

15.5.2	Existing Pump Station Expansion
The existing intake pump station (PS113 and PS114) currently pumps all the intake brine into the West Ponds using 12 pumps for an overall capacity of 240,000 gpm. The existing pumps have limited lift capabilities (from suction to discharge) at just enough to keep adjacent ponds full. The expansion of the evaporation area will require an expansion of the pump station, with the assumption that existing pumps remain in place and additional higher head pumps and associated canal be constructed to increase the intake capacity and discharge head.

The intake pumping flowrate is determined generally by using a ratio of flowrate per area of pond. The existing ratio of pump flow to pond acreage was used to estimate the additional capacity of the expanded intake pump station. It was estimated that an additional four pumps will be needed to maintain full ponds with 120,000 gpm additional capacity for a total of 360,000 gpm pumping capacity at the intake. Pump sizing will be optimized in the next phase of planning based on seasonal pumping duration and specific pond peak flow needs. Cost estimates for this pump station are based on recent construction of similar pump stations on the West Ponds. It should also be noted that the existing

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PS113/114 pumps are expected to be upgraded from diesel to electric motor driven, which is reflected in the cost estimate.

15.6	West Ponds and Conveyance

15.6.1	New Ponds
For this phase (Phase 2) of the project, it was assumed that all existing ponds would be in full operation plus an additional 7,000 acres, for a total west pond operational evaporation area of 42,175 acres. This acreage should be more than capable of producing the needed brine for the lithium development on the west. The largest civil infrastructure improvements for lithium development are the construction of new pond dikes and canals. Figure 15.8 is provided to show a summary of the West Pond configuration for the lithium development.

The assumed dike configuration includes initial construction using in-place lakebed materials which are allowed to consolidate and dewater. After a year , a rock shell can be placed on the dike to provide erosion protection and a drivable surface. The lakebed “mud” core acts as an adequate seal to reduce leakage from the dike during pond operation. For cost purposes, the new dikes were assumed to have 40 percent mud core and 60 percent rock, which is a conservative estimate in the opinion of the QPs.

The existing ponds dikes have had to increase in height over time to stay ahead of the accumulating salt floor. The new pond dikes can be constructed shorter than existing dikes with the anticipated Mineral Return facilities planned to remove accumulated salts periodically before the floor has significant build-up of salt (see Mineral Return facilities). The existing dikes are much older and require ongoing maintenance to prevent leakage and maintain stability; however, the proposed new dikes will require less maintenance, assuming Mineral Return activities occur as planned. The height and geometry of the new dikes were based on anticipated maximum brine levels considering salt accumulation, 2 feet of freeboard, and elevation of the lakebed.

Ponds that abut native “beached” areas will have a small berm constructed to divert rainwater away from the evaporation ponds.

15.6.2	Existing Ponds Divider Dikes
In general, the new pond acreages are kept to around 6,000 acres to allow for adequate future Mineral Return (MR) activities in the future. This includes dividing the existing ponds into manageable sizes for (Interstitial Brine) IB and MR activities, and for ease of operation. The proposed pond divider dike system is based on the concept of sealing the salt floor between existing ponds and capping it with earth/rock material to create a barrier between ponds. The divider dikes construction will use fine-grained native clay material to seal the core and then be capped with rock. These dikes are expected to require maintenance when MR activities are started adjacent to the ponds.

15.6.3	Dikes and Canals
Conveyance canals are also included to collect brine or MR source water or MR spent water. Individual canals include excavation into the lakebed and sometimes the construction of dikes on one or both sides. The current pre-feasibility layout of the ponds includes conveyance of brine or MR water that allows for constant operation of brine evaporation while one or more pond is in Interstitial Brine (IB) extraction or MR activities.

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15.6.4	Earth Material Sources
The materials required to construct the dikes will be a combination of native lakebed clays and imported earth and rock material. The earth and rock material will be taken from quarries adjacent to the West Ponds, as shown in Figure 15.8. The Strong’s Knob quarry site is the only existing quarry that supplies rock to the west side. The remainder of the sites are permitted and will be developed at the start of this project. There are other potential sources, as indicated in Figure 15-8 that may be able to provide additional earth materials and aggregates for the dikes at key locations. Reducing the distance of the materials source from the where it is placed plays a crucial role in reducing capital construction costs.

15.7	West Pond Mineral Return System
The MR (Mineral Return) system will be utilized to reduce the amount of salt deposited in the west ponds by re-dissolving the solid salt floor and conveying/returning the dissolved minerals back to the south area of the North Arm GSL. The MR system will utilize brackish water accumulated in existing and new trenches from surface runoff and accumulated from groundwater in the trenches. Previous studies have indicated that about 210,000 gpm of a GSL South Arm brine would be required for ponds less than 7,000 acres in size during a multi-year MR effort. Based on multi-year monitoring, the existing groundwater/surface water in the area of the Bangerter Pumps is generally fresher than the South Arm GSL water. It is currently unknown how much fresh water this area can produce and provide to the MR system. Further testing and investigations are required. The assumed sizing of the pumping and water conveyance is at a pre-feasibility level design. More testing and optimization of the MR system needs to be done in subsequent phases of this project planning.

15.8	East Pond Interstitial Brine System and Pumping
The East Ponds lithium plant feed stream relies on the production of stored IB in the existing salt ponds that have developed a deep salt floor. A trench network similar to what has been described for the West Ponds will be developed in Pond 96/97/98 and Pond 1B. Pond 96/97/98 will also be divided into three sections for ease of operation. The proposed IB pumping system will include pumps that convey IB to new canals, which convey the IB east to a centralized IB pump station where it is then pumped to the East Lithium Plant. The East Pond IB system infrastructure is shown in Figure 15-10, along with the required pumping system.

15.9	East Pond Mag Chloride Pumping
The East Ponds lithium plant will also rely on magnesium chloride (or DustGard) as a feed stream. To accomplish this, the existing magnesium chloride ponds will be fitted with a new pump and pipeline to convey brine to the lithium plant, as shown in Figure 15-10.

15.10	West Pond Interstitial Brine System and Pumping
The Interstitial Brine (IB) system is based on recent full-scale testing of the concept of accessing brine that is trapped in the voids of the salt floor in the existing west ponds. This is accomplished by excavating a network of trenches in the salt floor that drain to collection points. The trench width varies based on the drainage network. The salt floor depth varies from 6 feet to 12 feet deep and the trenches will vary based on the floor depth, taking care not to excavate below the salt into native materials. The trenches are drained to a point where the IB is pumped to a canal and conveyed towards the lithium plant. It is expected that the IB flowrates to the lithium plant will need to be around 6,000 gpm.

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The trench sizing and spacing are based on experience with existing brine extraction trenches on West Pond 113 performed in 2015 and 2016. For Pond 113, the new trenches will be incorporated into the existing trenches with some of the existing trenches requiring additional cleaning to develop a full depth flow path. Figure 15.9 shows the configuration of the IB trenches within the existing ponds.

A smaller IB pump station will be required to convey the IB from north of the UPRR to the lithium plant. The intake canal for the pump station will be connected to the IB trench outlet from one or many individual ponds. The IB will be combined with the 2-year brine at this pump station. The 2-year brine is estimated to be about 4,000 gpm, so the combined IB/2-yr pump station capacity is about 10,000 gpm.

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LEGEND
PUMP STATIONS
EXISTING WEST PONDS
3" STEEL (NATURAL GAS)
6" STEEL (NATURAL GAS)
ROADS
KELTON
RAFT RIVER ELECTRIC
24.94KV, 5MVA
PROPOSED DOVE CREEK WELLS
PROPOSED DOVE CREEK POND
PROPOSED DOVE CREEK PIPELINE
GSL NORTH ARM
PS 113/114
POND 114
POND 113
POND 115
WEST PONDS EXISTING
WEST PONDS NEW DEVELOPMENT
STATE PUMPS
PS 112
3" STEEL
UPPR CAUSEWAY
Pump Station #1
6" STEEL
LAKESIDE AREA
UTTR
6" STEEL
GSL SOUTH ARM
46KV RMP CONNECTION
CURRENT CAP. 10 MVA
TO ROWLEY
PAVED ROAD TO I-80
NORTH:
SCALE:
0 2 4 Miles
EXISTING POWER SUPPLY SOURCES
COMPASS MINERALS
COMPASS LITHIUM DEVELOPMENT FEL-1
FIGURE NO.
15-5
BOWEN COLLINS & ASSOCIATES

P:\Great Salt Lake Minerals\Clyman Bay-S Expansion\2.0 - Design Phase\2.13 GIS\Projects\Power Plan\PS113_114 Power Supply.mxd tseamons 9/12/2014

P:\Samuel Engineering\707-21-01 CMP Lithium FEL1\6.0 Reports and Memos\Figures\CMP Li West Pond Power Supply.pdf, 12/30/2021

Figure 15.5: Existing Power Supply Sources

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LEGEND
PUMP STATIONS
EXISTING WEST PONDS
NEW POWER LINE
ROADS
EXPANDED INTAKE PS & PS 113/114 STEP-DOWN TRANSFORMER & SWGR
NEW NW POND
POND 114
POND 113
POND 115
CONTINUED 24.94 KV TO PS
GSL NORTH ARM
PS 112 STEP-DOWN TRANSFORMER & SWGR
IB PUMP STATION STEP-DOWN X-FMR & SWGR
COLMAN & MR PUMP STA. STEP-DOWN X-FMR & SWGR
HOGUP RIDGE
NEW COLMAN PONDS
LAKESIDE SUBSTATION 46 KV - 24.94 KV
UTTR
GSL SOUTH ARM
NEW RMP 46KV TRANSMISSION LINE
46KV RMP CONNECTION CURRENT CAP. 10 MVA
NORTH:
SCALE:
0 1 2 Miles
POWER SUPPLY OPTION ROCKY MOUNTAIN POWER
COMPASS MINERALS
COMPASS LITHIUM DEVELOPMENT FEL-1
FIGURE NO.
15-6
BOWEN COLLINS & ASSOCIATES

P:\Great Salt Lake Minerals\Clyman Bay-S Expansion\2.0 - Design Phase\2.13 GIS\Projects\Power Plan\PS113_114 Power Supply Option 2.mxd tclark 10/24/2014
P:\Samuel Engineering\707-21-01 CMP Lithium FEL1\6.0 Reports and Memos\Figures\CMP Li West Pond Power Supply.pdf, 12/30/2021

Figure 15.6: Power Supply Option Rocky Mountain Power

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LEGEND
PUMP STATIONS
EXISTING WEST PONDS
POWER DISTRIBUTION
EXISTING NG PIPELINE
Roads
NEW NW POND
POND 114
POND 113
POND 115
EXPANDED INTAKE PS
STEP-DOWN X-FMR & SWGR
PS113/114 STEP-DOWN
X-FMR & SWGR
NEW POWER
DISTRIBUTION LINE
PS112 STEP-DOWN
X-FMR & SWGR
IB PUMP STATION
STEP-DOWN X-FMR & SWGR
LAKESIDE NATURAL GAS
GENERATION STATION
10MW (3 X 5MW UNITS)
UPGRADE TO 6" NG
PIPELINE
STATE PUMPS
COLMAN & MR PUMP STA.
STEP-DOWN X-FMR & SWGR
EXISTING NG PIPELINE
NEWFOUNDLAND
EVAPORATION
BASIN
BROOM MOUNTAIN
HOGUP RIDGE
GSL NORTH ARM
GSL SOUTH ARM
Great Salt Lake
UTTR
Utah Test and
Training
Range
DEATH VALLEY
DEATH RIDGE
LITTLE VALLEY
HOMESTEAD KNOLL
SEDAL VALLEY
TO ROWLEY
1605 m
1490 m
1480 m
1349 m
1320 m
1631 m
1683 m
1794 m
1672 m
NORTH:
NORTH
SCALE:
0
1
2
Miles
POWER SUPPLY OPTION
NG GENERATION
COMPASS MINERALS
COMPASS LITHIUM
DEVELOPMENT FEL-1
BOWEN COLLINS
& ASSOCIATES
FIGURE NO.
15-7

P:\Great Salt Lake Minerals\Clyman Bay-S Expansion\2.0 - Design Phase\2.13 GIS\Projects\Power Plan\PS113_114 Power Supply Option 1.mxd tclark 10/24/2014

P:\Samuel Engineering\707-21-01 CMP Lithium FEL1\6.0 Reports and Memos\Figures\CMP Li West Pond Power Supply.pdf, 12/30/2021

Figure 15.7: Power Supply Option NG Generation

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P:\Samuel Engineering\707-21-01 CMP Lithium FEL1\6.0 Reports and Memos\Figures\West Ponds Li Operational Plan Fig 15-8.pdf
WEST POND LITHIUM DEVELOPMENT INFRASTRUCTURE
LEGEND
Brine Canal
Dike
Berm
Mineral Return Canal
Existing Dike
Divider Dike
POND BRINE
INTERSTITIAL BRINE (IB)
PERMITTED QUARRIES
POTENTIAL BORROW PITS
OPTIONAL NW Pond ~6,000 ac
NEW BRINE AND MR CHANNELS
EXISTING INTAKE CANAL
NEW COMPASS QUARRY
NEW FINGER POINT BORROW PIT
EXPANDED PS113/114
NEW MR DISCHARGE CHANNEL
Pond 114A 6,300 ac IB TRENCHES
Pond 114B 4,650 ac IB TRENCHES
NEW DIVIDER DIKES (TYPICAL)
Pond 113A 5,700 ac IB TRENCHES
Pond 113B 5,800 ac IB TRENCHES
Pond 113C 5,550 ac IB TRENCHES
EXISTING PS112 + 115 WEIR TO BEHRENS TRENCH
NEW STATE QUARRY
NEW MR DISCHARGE / BRINE CHANNELS (2)
Pond 115A 2,000 ac
UPRR
NEW COLMAN PS & MINERAL RETURN PS
Pond 115B 1,700 ac
EXISTING STRONGS KNOB QUARRY
POND BRINE
Pond 115C 3,200 ac
IB BRINE
NEW IB PS
UPRR
FUTURE BRINE POND 4,585 ac
NEW HOGUP BORROW PIT
NEW BRINE POND 7,000 ac
NEW LITHIUM PROCESSING PLANT
FUTURE BRINE POND 5,850 ac
NEW TWIN HILLS QUARRY
SCALE 0 6000 Feet
NORTH
WEST PONDS INFRASTRUCTURE
COMPASS MINERALS
LITHIUM DEVELOPMENT FEL 1
BOWEN COLLINS
SAMUEL ENGINEERING
FIGURE NO. 15-8

Figure 15.8: West Ponds Proposed Infrastructure Overview

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IB TRENCH TYPE
4-FT WIDE
4-FT WIDE EXISTING
8-FT WIDE
8-FT WIDE EXISTING
10-FT WIDE
10-FT WIDE EXISTING
12-FT WIDE EXISTING
NEW DIVIDER DIKE SEALED
EXISTING DIKE
EXISTING DIKE TO BE SEALED
NEW DIKE
NEW CANAL
NEW OPTIONAL NW POND
Pond 114A IB TRENCHES
Pond 114B IB TRENCHES
Pond 113A IB TRENCHES
Pond 113B IB TRENCHES
Pond 113C IB TRENCHES
Pond 115A
Pond 115B
Pond 115C
IB PUMP STATION
LITHIUM PROCESSING PLANT

SCALE: NTS

NORTH: NORTH

INTERSTITIAL BRINE (IB) INFRASTRUCTURE

COMPASS MINERALS

WEST POND LITHIUM DEVELOMENT

BOWEN COLLINS & ASSOCIATES

FIGURE NO. 15-9

P:\Samuel Engineering\707-21-01 CMP Lithium FEL1\6.0 Reports and Memos\Figures\West Ponds Li Operational Plan Fig 15-9.pdf, 02/04/2022

Figure 15.9: West Ponds Interstitial Brine (IB) Infrastructure

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EAST POND LITHIUM DEVELOPMENT OPERATIONS
IB TRENCH TYPE
4-FT WIDE
8-FT WIDE
10-FT WIDE
NEW DIVIDER DIKE SEALED
EXISTING DIKE
NEW IB CANAL
NEW PIPELINE
Bear River Bay
Pond 96
1,100 ac
Pond 97
975 ac
Pond 98
1,400 ac
NEW 96/97/98 IB PS
IB CANAL
SOP PLANT
NEW MAIN IB PS
NEW 1B IB PS
IB CANAL
Pond1B
NEW MAG CHL. PS
PROPOSED LITHIUM PLANT
MAG CHLORIDE PONDS (BITTERNS OR DUSTGARD)
MAG CHLORIDE PIPELINE TO PLANT
Pond 1B
2,750 ac

SCALE: NTS

NORTH:

EAST PONDS INTERSTITIAL BRINE (IB) INFRASTRUCTURE

COMPASS MINERALS

LITHIUM DEVELOPMENT

BOWEN COLLINS

SAMUEL ENGINEERING

FIGURE NO. 15-10

P:/Samuel Engineering/707-21-01 CMP Lithium FEL1/8.0 Reports and Memos/Figures/West Ponds Li Operational Plan Fig 15-10.pdf, 02/18/2022

Figure 15.10: East Ponds Interstitial Brine (IB) Infrastructure

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16	Market Studies

16.1	General Marketing Information
Many commonly used consumer products contain lithium compounds, including ceramics, glass, cement, and aluminum processing. Lithium is also used in the manufacture of consumer electronic goods, including cell phones, tablets, and notebook computers, as well as in electric vehicles. Lithium carbonate also has an important use in the pharmaceutical industry for use in the treatment of certain neurological disorders. According to USGS’ 2022 Global Commodity summary report for lithium, global end-use markets are estimated as follows: batteries, 74%; ceramics and glass, 14%; lubricating greases, 3%; continuous casting mold flux powders, 2%; polymer production, 2%; air treatment, 1%; and other uses, 4% (USGS, 2022).

16.1.1	Lithium Sources
Lithium is currently recovered from hard-rock sources and brines. Hard rock lithium sources are typically present as pegmatite, spodumene, lepidolite, hectorite, lithium-bearing clays and jadarite deposits, while brine sources are present in continental (salar or enriched groundwater), oil-field brine and geothermal brines.

Production of lithium compounds from hard rock and clay sources require mining, concentration, roasting and leaching. Lithium compounds derived from hard rock deposits are converted directly to lithium hydroxide, whereas brine sources are typically required to convert to lithium carbonate and then may be converted to lithium hydroxide, if desired. In its 2022 Mineral Commodity Summary for Lithium, the USGS estimates global lithium resources at 89mt LCE, with 9.1mt LCE in the United States, while global lithium reserves were identified at 22mt LCE, with 750kt LCE reserves in the United States (USGS, 2022).

16.1.2	Lithium Supply and Demand
Benchmark Mineral Intelligence’s Q2 2022 Lithium Forecast report estimates 2022 lithium demand at 678 kt LCE, including 540kt LCE for the EV market, a 32% increase from 2021, and 138 kt LCE for other uses (Benchmark, 2022). Benchmark projects that lithium demand will surpass 1mt LCE in 2025, based on global EV penetration rates at 21%. Benchmark projects lithium demand to surpass 2mt LCE in 2030, and 3mt LCE by 2033, with EV penetration rates set to hit 34% and 48% respectively.

According to a Benchmark Mineral Intelligence forecast, global lithium production will reach 618kt of LCE in 2022, 37% greater than 2021 global production. With Benchmark’s global market demand projected at 678kt LCE in 2022, supply will fall short of demand by 60kt LCE, and the deficit is expected to continue through 2025 where supply matches demand. Under the assumption that all new projects (including those defined as “possible”), commence on-time and as-planned, Benchmark projects a surplus of LCE supply from 2026 through 2030, where demand will again exceed supply through 2040 (Figure 16-4). By 2040, supply will approach a 30% deficit compared with projected demand.

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Figure 16-1: Lithium Supply / Demand Forecast
(Source: Benchmark Minerals Intelligence Lithium Market Balance Report, 2022)

The QPs believe the projections for increased lithium demand are well founded, supported by extensive global governmental policy support for clean energy transition away from the internal combustion engines (ICE) in favor of alternative energy sources, including battery electric vehicles. Numerous countries have set target ICE reduction milestones, with many having set 2050 as a target for the termination ICE production altogether. Governmental polices in many countries in the European Union, China, United States, and east Pacific that target the transition are supported by subsidies and incentives to consumers to purchase EVs. The probability of countries meeting targets for transition to clean energy alternatives led by the transition to EVs is bolstered by reduced governmental CO2 and GHG emission thresholds which will incrementally restrict ICE viability through regulatory requirements.

16.1.3	Lithium Price
For the purpose of establishing the price of LCE in this TRS, the QPs acquired pricing from Benchmark Mineral Intelligence’s Lithium Price Forecast report (BMI, 2022). The average price for BMI’s Base Case Global Prevailing Battery Grade Lithium Carbonate over the past five years is $13,086/metric tonne, and $15,765/metric tonne for lithium hydroxide (BMI, 2022). Longer term pricing is illustrated in Figure 16-2 for lithium carbonate and Figure 16-3 for LiOH. BMI projects LCE pricing from 2032-2040 at $15,600/tonne, and $16,600/tonne for LiOH over the same period (BMI, 2022).

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Figure 16-2: LCE Carbonate Price Estimates through 2040
(Source: Benchmark Minerals Intelligence Lithium Market Balance Report, 2022)

Figure 16-3: LiOH Price Estimate through 2040
(Source: Benchmark Minerals Intelligence Lithium Market Balance Report, 2022)

16.2	Material Contracts Required for Production
The QPs believe that several material contracts will be required for the Project to reach production including a contract with the provider of likely proprietary DLE technology, key inputs and reagents into the conversion process, the manufacture of resin that will be utilized for the DLE process, as well as off-take / purchase agreement for battery grade lithium carbonate and/or lithium hydroxide monohydrate.

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17	Environmental, Social, and Permitting

17.1	Results of Environmental Studies and Baselines
Mine construction commenced in 1968 with production beginning in 1968, prior to the promulgation of the National Environmental Policy Act and Clean Water Act. Operation of the mine has been consistent and ongoing since commencement of production. Therefore, no baseline or environmental studies have been required, nor conducted.

Various pond expansions, notably in the early 1990s and the expansion of Pond 1B in 2006 required application under Clean Water Act 401 and 404 permitting programs as the construction of these facilities resulted in the discharge of fill-in into jurisdictional, navigable waters of the United States. Both projects required mitigation to compensate for environmental impacts to the lakebed. Additionally, 401 and 404 permits have been required to support construction of intake canals to the west ponds, construct and maintain the Behrens Trench, and pump station 23 intake canal. Mitigation was required for these projects as well. Where mitigation was required, the Ogden facility purchased mitigation credits at the Machine Lake Mitigation facility in Box Elder County, which is recognized and certificated by the U.S. Army Corps of Engineers.

Development of lithium will require nominal additional environmental baseline study as raw feed for the lithium process will be derived from current production or from brines that have already been extracted and are present in the existing pond circuit. The additional ponds that will be constructed to develop west-pond lithium will be constructed upland, outside of jurisdictional waters of the United Sates and will therefore not trigger additional baseline studies, except for analysis of the presence of archeological artifacts and antiquities pursuant to SITLA leasing requirements and updating the current Mine Closure Plan (described in Section 17.2).

17.2	Waste, Tailings, and Water Plans - Monitoring and Management
Compass Minerals pumps brine from the GSL, and by the process of evaporation, concentrates and removes salt, potash, and magnesium chloride. During this process, more sodium chloride is produced than any other product, but the potash and magnesium chloride are many times more valuable per ton than sodium chloride. In fact, the Company has large amounts of sodium chloride left in the ponds after harvesting, which must, by contract with the State of Utah, be returned to the GSL under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1). The salt is returned to the lake by the facility pumping water from the Bear River Bay of the GSL, dissolving the remaining salt found in the evaporation ponds and returning them to Bear River Bay. These processes will continue during the development of processing of lithium.

The solar evaporation mineral mining operation has been operating on the shores of the Great Salt Lake west of Ogden, Utah since approximately 1968 and has been owned and operated by Compass Minerals since 1993. The facility extracts minerals from the GSL by pumping lake water through a series of solar evaporation ponds where salts are precipitated, harvested, and processed to produce three saleable products. The primary product is potassium sulfate (K2SO4) or sulfate of potash (SOP), a primary ingredient in many fertilizers. Potassium is a plant macronutrient, while sulfur is a plant micronutrient, and both are needed to support agricultural operations throughout the world. The two other final products are sodium chloride (NaCl) and magnesium chloride (MgCl2). Sodium chloride salt is commonly used for water softening, table salt, deicing, and as a chemical process ingredient among other uses. Magnesium chloride is primarily used for deicing in winter and as a dust palliative in summer. The processing of the lake water into final product takes an average of three years. The production process is described in chronologic order below.

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1.Lake water is pumped from Gunnison Bay of the GSL into the West Desert solar ponds on the west side of the GSL. Here, the salt water concentrates to a higher density than the raw lake water.
2.Once the concentrated brine is to a sufficient density, it is discharged through Outfall 009 (Behrens Trench) under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1) where the dense concentrated brine flows through the trench below the lake surface to a pump station at Promontory Point.
3.From Promontory Point, the brine is pumped into a series of solar evaporation ponds where the primary precipitate is NaCl and the liquid brine becomes saturated with potassium and magnesium salts.
4.Once saturation of potassium salts is achieved, the brines are transferred to a series of potash ponds where the potassium salts precipitate. The remaining brine contains high concentrations of MgCl2.
5.At the culmination of the three-year solar evaporation process, select ponds are drained in the fall and the sodium and potassium salts are harvested with scrapers, loaders, and haul trucks and transported to the Salt Plant or SOP Plant. The MgCl2 brine is conveyed to the Magnesium Plant. Each processing facility is described in more detail below.
6.After processing, the products are shipped offsite via truck and rail.
7.Periodically, minerals are returned to the GSL by filling select ponds with fresh water from the Bear River to dissolve salt deposits and are then drained to the GSL.

Waste from Lithium Processing

Both the East and West plants will produce magnesium hydroxide solids from the carbonate conversion units as a waste stream. These solids will be collected in a stockpile and sent to landfill. The West side will produce a calcium carbonate waste solids stream in the hydroxide conversion unit as well.

Mineral Return

Because NaCl precipitates earlier in the evaporation process and precipitated volumes far exceed market demand, large amounts of sodium chloride remain in various ponds after evaporation. In accordance with a royalty agreement with the Utah Division of Natural Resources, this excess NaCl must be returned to the GSL. Fresh water is pumped from the Bear River into the salt ponds to dissolve the accumulated minerals. The water is then discharged through Outfalls 002 – 008 under the site wide UPDES effluent discharge permit UT0000647 (described in Section 17.4.1), as operations dictate, into the GSL and Bear River Bay. Ponds and Outfalls used for mineral return rotate on an annual basis with Outfall 006 being the primary Outfall used in the previous permit term. Mineral return operations typically occur in the non-solar season and are limited by freshwater flows from the Bear River. In high water years, it is feasible to conduct mineral return activities year-round. However, in most years, mineral return ceases in late March as upstream water users increase agricultural diversions and flow at the pump station will not sustain operations.

17.3	Project Permitting Requirements
The Ogden Plant’s license to operate is primarily regulated by its water rights (i.e., its right to extract brine from the lake) and its surface leases for its evaporation ponds. These leases and water rights are discussed in more detail in Section 2.3.

Brine and ultimate mineral extraction from brines extracted from the GSL is enabled by a Large Mine Operation mineral extraction permit (GSL Mine M/057/0002) (“Mine Permit”) through the Utah Department of Natural Resources (“DNR”), Division of Oil, Gas and Mining (“DOGM”). The mineral extraction permit enables all lake extraction, pond operations, and plant / processing operations

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conducted by Compass Minerals. The Mine Permit is supported by a reclamation plan that documents all aspects of current operations and mandates certain closure and reclamation requirements in accordance with Utah Rule R647-4-104. Financial assurance for the ultimate reclamation of facilities is documented in the reclamation plan, and security for costs that will be incurred to execute site closure is provided by a third-party insurer to the State of Utah in the form of a surety bond.

The greenfield expansion of ponds or appurtenances beyond the existing facility footprint to support future lithium operations will require a mineral extraction permit modification. This process generally requires an analysis of impacts to surrounding land and water, and determination and estimation of costs associated with ultimate reclamation of the facility at the end of its useful life. The estimation of demolition and reclamation costs is ultimately used to determine the level of financial assurance the Operator is required to provide. The additional pond expansion in the west pond facility will require such analysis and update to the Plan. However, the new ponds will have utility and benefit to the production of SOP, which has a longer life of mine. Thus, the ultimate cost for demolition and reclamation of these ponds will not be borne by the lithium operation. The construction of new plants and facilities can also require escalation of financial assurance for reclamation. However, the existing eastern plant facility and all expansions therein are exempt from any requirement to demolish and reclaim as the Weber County Economic Development Agency has stated the plant facility has post-mining utility and benefit to the community and should not be demolished as per typical DOGM regulation.

17.4	Air Permit
The site operates under a Title V air permit # 5700001003, which is administered by the Utah Department of Environmental Quality. The permit covers emissions from the pond and plant operations. The permit expires in December 2026.

The permit will need to be modified to include emissions generated from lithium extraction and conversion, and related expansion.

17.4.1	Surface Water Effluent Discharge Permit
Surface water discharges from the site are regulated under Utah Pollutant Discharge Elimination System (LPDES) permit UT0000647. The permit requires discharge monitoring for effluent flows from the nine outfalls that discharge into the saline waters of Great Salt Lake and regulates inputs in pond and plant processes that may be discharged in project effluent.

17.5	Plans Negotiations or Agreements (Environmental)
There are no plans or agreements relative to environmental matters with any external parties.

17.6	Mine Closure Plans
The mine closure plan is described in detail in Sections 3.5 and 17.3 as it serves as a condition to the operating license generally. The mine closure plan requires provision of financial security for the execution of reclamation held by a third-party agency. The amount of the current financial security is $4.6 million.

The construction of new ponds in the west-pond facility will require escalation of financial assurance.

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17.7	Adequacy Assessment of Plans
Relative to other types of mining, the Ogden facility is low risk from an environmental standpoint. It does not require significant disturbance of the landscape and no surface waste (toxic or otherwise) is generated in the process. Going forward, environmental risk to the resource is viewed as low. Accordingly, it is the opinion of the QPs that current plans are adequate to address any issues related to environmental compliance, permitting and local individuals or groups that are likely to arise.

17.8	Local Hiring Commitments
The workforce at the Ogden facility is not unionized. There are no commitments with outside entities or governments relating to the local labor force.

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18	Capital and Operating Costs
Estimation of capital and operating costs is inherently a forward-looking activity. Estimates rely upon a range of assumptions and forecasts that are subject to change depending on macroeconomic conditions, operating strategy and new data collected through future operations. For this Updated TRS, Operating Costs are estimated with a 25% level of accuracy, and Capital Costs are estimated with a -30% to +40% level of accuracy, and are based on an FEL-1 engineering analysis.

18.1	Operating Cost Estimate

18.1.1	Summary
The following items have been used for the basis of the estimated operating costs for both Phase 1 (East Plant) and Phase II (West Plant):

•Costs are expressed in Q1 2022 U.S. dollars without any escalation.
•All operating costs are calculated using a production of 10,791 tonnes Lithium Carbonate Equivalent (LCE) and 7,446 operating hours annually for the East Plant and 27,712 tonnes of LHM and 7,446 operating hours annually for the West Plant.
•Consumption levels of major reagents have been provided by 3rd party technology and equipment suppliers based on test work or mass balances. Reagent costs are preferentially from quotes and third-party database.
•“All-in” Labor rates have been provided by Compass Minerals and include burden.
•Power cost is based on estimates of the power draw requirement for all electrical installations either from Samuel estimation or technology provider estimation. Power cost is set at $0.058/kWh for East plant operations and $0.070/kWh as provided by Bowen, Collins and Associates.
•Natural gas costs are based on estimates of the operating requirement for all natural gas installations. Natural gas costs are set at $ 5.0/1,000 ft3 for West side operations and $ 4.0/1,000 ft3 for East side operations with an expected heating value of 1,030 BTU/ft3.
•When available and applicable, costs from recent project quotations are utilized. Other sources for costs include estimates provided by Compass Minerals, contractors, consultants, and engineering standard cost estimating guides.
•Contingency for miscellaneous costs is included at 10% of the subtotal of operating costs.
•Maintenance supplies costs are included at 1% of the capital mechanical equipment costs.
•Operating supplies costs are included at 10% of the maintenance supplies costs.
•Waste removal costs are included at $50 per tonne of waste for the East plant and $60 per tonne of waste for the West plant.

Schedule

The following operating schedule has been used to generate the labor and plant operations for the operations costs.

•Process systems will operate for 24 hours equivalent a day, 7 days per week, for 310.25 operating days per year (OEE of 0.85)
•Plant utilization and availability result in 7,446 operating hours annually

Exclusions and Clarifications

•Water costs are excluded
•Shipping cost of products is excluded

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18.1.2	Basis of Operating Cost Estimates

18.1.2.1	Labor Cost
The labor component of the estimate consists of all operation personnel, both hourly and salaried, adjusted to an annual salary equivalent.

18.1.2.2	Natural Gas Cost
Natural gas will be provided by Dominion Energy. At present, the gas main enters the East plant facility site near the Magnesium Chloride plant and is distributed to various users at 60 psi with regulators at the various point-of-use equipment. It is assumed there will be availability of natural gas as required by this project. Natural gas costs are based on 4.0/kft3 for the East Plant and $5.0/kft3 for the West Plant.

18.1.2.3	Power Cost
Electrical power will be supplied by Rocky Mountain Power Company. There is a single feed, 138 kV feed to the plant’s main sub-station, with above-ground 12.47 kV distribution. From there, the feed separates out through the site to feed the various areas. Feeds are single lined and not double ended.

Electricity costs are based on $0.058/kWh for the East plant and $0.070/kWh for the West Plant.

18.1.2.4	Reagents
The total cost of reagents including individual consumption rates and material and freight costs, as of the Effective Date of this TRS, are summarized in Tables 18.1 and 18.2.

Table 18.1: Reagent Utilization / Costs: East Plant

Reagent	Utilization Rate (tonnes/day)	Unit Cost ($/tonnes)	Annual Cost	Cost/tonne LCE
Caustic	24	$ 507	$ 3,775,580	$ 349.87
Hydrochloric Acid	2	$ 230	$ 172,147	$ 15.95
Soda Ash	58	$ 535	$ 9,670,243	$ 896.11
Clarifier Polymer	2	$ 2,400	$ 1,185,432	$ 109.85
Total Reagents			$ 14,803,403	$1,372.00

Table 18.2: Reagent Utilization / Costs: West Plant

Reagent	Utilization Rate (tonnes/day)	Unit Cost ($/tonnes)	Annual Cost	Cost/tonne LHM
Caustic	43.3	$ 507	$ 6,806,656	$ 245.62
Hydrochloric Acid	5.5	$ 230	$ 389,331	$ 14.05
Soda Ash	107.5	$ 535	$17,842,686	$ 643.87
Quicklime	73.9	$ 347	$ 7,946,241	$ 286.75
CO2	3.3	$ 375	$ 383,763	$ 13.85
Clarifier Polymer	3.1	$ 2,400	$ 2,284,560	$ 82.44
Total Reagents			$35,653,236	$1,287.00

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18.1.2.5	Maintenance Supplies and Materials
Maintenance supplies and materials are intended to cover the cost of maintaining the process facilities. These include such things as pump impellers, steel for chutes, pipe and valves, ducting, and replacement equipment parts.

The cost of maintenance supplies and material has been derived by using 1% of the capital cost of the installed equipment.

18.1.2.6	Operations Supplies
Operation supplies are intended to cover the cost of personnel protection wear, minor tools, oil, and other consumables not accounted for in the other cost categories above. The cost of miscellaneous operations supplies has been derived by using 10% of the maintenance supply cost.

18.1.3	East Plant Operating Costs
Following is a summary of operating costs for the East Plant. Operating costs were estimated by the QPs based on estimates developed in an FEL-1 engineering study.
Table 18.3: Operating Cost Summary: East Plant

Cost	Total Annual Cost	Cost/tonne LCE
Utilities
Power	$1,252,871	$116
Natural Gas	$5,174,455	$480
Labor
Overhead	$1,826,719	$169
Operations	$6,429,375	$596
Reagents	$14,803,403	$1,372
Waste	$246,554	$23
Packaging	$215,826	$20
Maintenance	$748,480	$69
Operating Supplies	$74,848	$7
Contingency (10%)	$3,077,253	$285
	$33,849,783	$3,137

18.1.4	West Plant Operating Costs
Following is a summary of operating costs for the West Plant. Operating costs were estimated by the QPs based on estimates developed in an FEL-1 engineering study.

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Table 18.4: Operating Cost Summary: West Plant

Cost	Total Annual Cost	Cost/tonne LHM
Utilities
Power	$3,353,010	$121
Natural Gas	$20,651,481	$745
Labor
Overhead	$2,889,844	$104
Operations	$12,926,250	$466
Reagents	$35,653,236	$1,287
Waste	$3,695,599	$133
Packaging	$692,793	$25
Maintenance	$1,919,850	$69
Operating Supplies	$191,985	$7
Contingency (10%)	$8,197,405	$296
	$90,171,452	$3,254

18.2	Capital Cost Estimate

18.2.1	Objective & Summary
The Company is evaluating the development of lithium bearing resources at their GSL Facility located near Ogden, Utah. The lake brine will be pumped into a series of existing shallow ponds that are currently in operation for solar evaporation, then cleansed and processed for recovery of Lithium.

Table 18.5 provides a summary of the installed cost estimate to construct East and West Plant lithium production facilities with the key objective of providing guidance for the next phase of project development.

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Table 18.5: Capital Cost Summary

Description	East Plant $US (Millions	West Plant $US (Millions
Direct Costs
General & Infrastructure	$2.2	$49.9
Solution Ponds	$11.2	$46.1
Process Plant	$117.3	$293.0
Indirects
Contractor Indirects	$7.8	$18.2
Construction Equipment	$5.0	$8.6
Surveying & Testing Services	$0.2	$1.0
EPCM	$17.8	$51.7
Spare Parts & Initial Fills	$27.7	$56.6
Commissioning & Vendor Representatives	$2.8	$7.0
Freight	$5.5	$6.9
Owner's Costs	$11.3	$29.2
Contingency	$53.3	$142.0
TOTAL	$262.0	$710.1

Assumptions

The following assumptions have been made in developing the Project’s capital cost:

•It is assumed that there will be no buried interferences. No allowance has been made in the estimate for any utility relocations or demolition. Additionally, no allowances have been made for encountering hazardous waste or other buried items.

Exclusions

Items not included in the capital estimate are as follows:

•Sustaining capital (e.g., pond improvements, pump station improvements, non-exhaustive)
•Photo Voltaic Arrays
•Permanent living quarters
•Land acquisition
•Sunk cost
•Feasibility study cost
•West Plant Access Roads, if required
•Allowance for special incentives (schedule, safety, etc.)
•Working capital, interest, and financing cost
•Force majeure occurrences, such as risk due to labor disputes, permitting delays, etc. including COVID-19.

18.2.2	Estimating Methodology
The cost estimates in the FEL-1 analysis are based on historical information for the site, preliminary test work, preliminary block flow diagrams and flowsheets, and conceptual layouts for the plants.

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For the capital cost of the processing facilities, a “distributed percentage factoring” technique has been employed to develop an estimate at this preliminary stage where there is a lack of design data and specific requirements from which to base costs.

In factored estimates such as this, the supply cost of the mechanical equipment for the facilities is used as the basis for calculating the overall cost of the facility. Various percentages of the equipment costs are then applied to obtain values for each of the prime commodity accounts, which include earthwork, concrete, structural steel, mechanical, piping, electrical and instrumentation.

The basis of mechanical equipment costs used in this estimate include budgetary equipment pricing from vendors, in-house historical data, and costs from other databases. Costs for the DLE equipment were provided by Energy Source Minerals (ESM). Costs for the lithium carbonate and lithium hydroxide equipment were provided by Veolia Water Technologies (Veolia).

The distributive percentage factoring is applied to both the labor for installation as well as for the cost of materials within each prime commodity account.

All mechanical equipment is assumed to be procured by either the Engineer or the Owner and provided “free issue” to the construction contractor for installation; thereby avoiding any third-party markup.

Costs assume that equipment and materials will be purchased on a competitive basis, and installation contracts will be awarded in well-defined packages.

18.2.3	Accuracy
As typical with an FEL-1 analysis, minimal design has been performed on the facilities other than preliminary flowsheets and rough plot plan layouts. The design will continue to evolve throughout future studies. Construction materials, quantities, equipment selection and sizing as well as other design development issues are not resolved at this stage. Cost estimates will fluctuate as designs develop and the scope is narrowed.

The order of magnitude capital cost has been developed to a level sufficient to assess/evaluate the project concept and overall viability. The estimate can be classified as an AACE Class 4 estimate and after inclusion of the contingency, the estimate is thought be in the accuracy range of minus 30% to plus 40%.

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19	Economic Analysis

19.1	Cautionary Statement
Certain information and statements contained in this section and in the Report are “forward looking” in nature. Forward-looking statements include, but are not limited to, statements with respect to the economic and study parameters of the Project; Mineral Resource estimates; the cost and timing of any development of the Project; the proposed production plan; dilution and extraction recoveries; processing method and production rates; projected metallurgical recovery rates; infrastructure requirements; capital, operating and sustaining cost estimates; the projected life of the resource and other expected attributes of the Project; the net present value (NPV) and internal rate of return (IRR after-tax) and payback period of capital; capital; future metal prices; the timing of the environmental assessment process; changes to the Project configuration that may be requested as a result of stakeholder or government input to the environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations; requirements for additional capital; environmental risks; and general business and economic conditions.

All forward-looking statements in this Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this Report, where applicable. In addition to, and subject to, such specific assumptions discussed in more detail elsewhere in this Report, the forward-looking statements in this Report are subject to the following assumptions:

1.There being no signification disruptions affecting the development and operation of the Project.
2.The availability of certain consumables and services and the prices for natural gas and power and other key supplies being approximately consistent with assumptions in the Report.
3.Labor and materials costs being approximately consistent with assumptions in the Report.
4.Permitting and arrangements with stakeholders being consistent with current expectations as outlined in the Report.
5.All environmental approvals, required permits, licenses and authorizations will be obtained from the relevant governments and other relevant stakeholders.
6.Certain tax rates, including the allocation of certain tax attributes, being applicable to the Project.
7.The availability of financing for Compass Minerals planned development activities.
8.The timelines for exploration and development activities on the Project.
9.Assumptions made in Mineral Resource estimate and the financial analysis based on that estimate, including, but not limited to, grades, commodity price assumptions, extraction and recovery rates, hydrological and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business, and economic conditions.

The production schedules and financial analysis annualized cash flow table are presented with conceptual years shown. Years shown in these tables are for illustrative purposes only. If additional technical and engineering studies are conducted, these may alter the Project assumptions as discussed in this Report and may result in changes to the calendar timelines presented.

The economic analysis is based only on the extraction of Indicated Mineral Resources, as Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the economic analysis based on these Mineral Resources will be realized.

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19.2	Methodology Used
The discounted cash flow analysis was performed on a stand-alone project basis with annual cash flows discounted on a mid-year basis. The economic evaluation used a real discount rate of 8% and was performed using Q4 2021, US dollars.

This economic analysis is a direct result of the capital cost estimate and is therefore considered to have the same level of accuracy, minus 30% to plus 40%.

19.3	Financial Model Parameters
Technical-economic parameters used in the model are summarized in the following sections. Table 19-1 presents the model inputs used in the economic analysis.

Table 19.1: Model Inputs

Description	Values
Description	Values
Construction Period	2 years East, 3 years West
Operational Life (after preproduction)	34 years East, 31 years West

LOM Lithium Feed Grades (ppm)
West Interstitial Brine	200
West 2 year Brine	300
West 1 year Brine	200
East DustGard Brine	1000
East Interstitial Brine	200

West Avg. Annual Process Production Rate Lithium Hydroxide Monohydrate (Tonnes)	27,712
East Avg. Annual Process Production Rate Lithium Carbonate (Tonnes)	10,791

Mineral Pricing (Average LOM)
Lithium Hydroxide Monohydrate (US$/Tonne)	$16,672
Lithium Carbonate (US$/Tonne)	$15,881

Cost Criteria
Estimate Basis	4th Quarter 2021 USD
Inflation/Escalation Rate	Both zero
Leverage	100% Equity

Taxes
US Corporate	27% Profit

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19.3.1	Mineral Resource, Mineral Reserve, and Operational Life
The Mineral Resource estimate is provided in Section 11 of the Report as approximately 497,113 tonnes of lithium. The East and West plants are designed to produce their respective products containing 2,333 and 6,006 tpy, respectively.

19.3.2	Lithium Price
•Initial lithium price for the commencement of operations is $13,086 / tonne lithium carbonate, and $15,765/tonne LHM, which is the average price for the past five years according to BMI.
•BMI forecast pricing for the period 2025 through 2031 is discussed in Section 16.
•Long-term (post-2032) Lithium Hydroxide Monohydrate - $16,600 / tonne.
•Long-term (post-2032) Lithium Carbonate - $15,600 / tonne.

19.3.3	Operating Costs
Estimated total operating costs, inclusive of operating cost, extraction, technology license, SG&A, and royalties are provided in Table 19.2.

Table 19.2: Annual Operating Costs
(in millions, except as noted)

Total Operating Costs	East	West
Estimated Annual Production (tonnes LCE)	10,791	24,398
Salaries and Benefits	$8.3	$15.8
Utilities	$6.4	$24.0
Soda Ash	$9.7	$17.8
Caustic	$3.8	$6.8
Other Reagents	$1.4	$11.0
Packaging	$0.2	$0.7
Other	$18.4	$48.4
Total	$48.1	$124.6
Unit Cash Cost ($/metric tonne LCE)	$4,461.9	$5,106.5

19.3.4	Capital Costs
The capital cost estimate basis was provided in Section 18. The construction is scheduled to occur over a 3-year period.

The sustaining costs are represented in the economic model split between the Ponds, Processing Facility and Resin Replacement. LOM costs are $46 million, $293 million, and $530 million respectively for the West Plant, and $11 million, $117 million, and $292 million for the East Plant. Pond construction will continue after startup on the West Plant. Further, a sustaining allowance of $2 million has been included every year for pond maintenance projects. For the processing facility, an annual allowance of 5% plus 15% every 20 years (as a percentage of initial equipment cost) has been included as plant sustaining. Additionally, sustaining capital for the replacement of DLE resin has been included.

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19.3.5	Working Capital
Working capital is the amount of funds required during the initial operating period to offset expenses prior to the cumulative revenue offsetting the cumulative expenses; that is, when the operation becomes self-sustaining in its cashflow. Working capital is recovered at the end of a project operating life.

The working capital is estimated for use in the economic model as 1/2 month of sales for accounts receivable plus 1-month sales for inventory less 1/2 month of OPEX for accounts payable. Note that in the first year of operation it is expected that sales will not commence for 6 months, so the inventory was increased initially for a year to 7 months of sales.

19.3.6	Taxes
Taxation for the Project is based on operating income less DD&A. The taxation rate is 27% as an All-in Corporate Tax Rate. LOM tax expenditures are anticipated to be $2.1 billion for West operations and $846 million for East.

19.3.7	Depletion, Depreciation and Amortization
The current Project models utilize both Depletion and Depreciation. The financial lithium mineral right depletion is calculated by applying 22% to gross sales less royalties. The depletion, however, is limited to 50% of net income from the mining activities (net income would generally be the gross margin of the product less selling & general admin expenses allocated to the product). Further, the facilities capital expenditures are depreciated on a 20-year basis for infrastructure, 10 years for equipment.

19.3.8	Closure Costs
An estimated allowance for Closure costs of 15% were applied to the initial capital expenditure split over 2 years after the conclusion of operations. For the West operation, the cash flow carries a $53M payment for closure in years 32 and 33, while for the East operation, $28M is paid in year 34.

19.3.9	Financing
The financial model presents an unlevered case where no financing is assumed.

19.4	Economic Analysis
The Project’s post-tax economic results for the study are summarized in the cashflow below, Table 19.3, independently for both the West and East Facilities. Table 19.4 provides a summary of the highlights for each case.

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Table 19.3: Post-Tax Financial Results Summary

LOM Production		East Plant	West Plant
Lithium Hydroxide Monohydrate (LiOH•H2O)	Tonnes	410,977	827,639
Equivalent Lithium Carbonate (Li2CO3)	Tonnes	361,832	728,670
Revenue	US$(M)	$5,882	$13,844
Operating Costs			`
Pond Cost	US$(M)	$20	$221
Processing Cost	US$(M)	$1,139	$2,713
G&A	US$(M)	$126	$40
Royalties & Technology Fee	US$(M)	$348	$787
Cash Flow (LOM)
Gross Sales	US$(M)	$5,882	$13,844
(-) Royalties & Technology Fee (estimated)	US$(M)	$348	$787
(-) Operating Costs	US$(M)	$1,285	$2,975
(-) Capital Spending	US$(M)	$779	$1,756
(-) Taxes	US$(M)	$846	$2,060
Cash Flow (Undiscounted)	US$(M)	$2,625	$6,267
Post-Tax NPV	US$(M)	$626	$1,400

Table 19.4: Financial Results Summary

Financial Result	Unit	East Plant	West Plant
Cash Flow (Pre-Tax, Undiscounted)	US$(M)	$3,470	$8,327
Pre-Tax NPV	US$(M)	$871	$1,968
Pre-Tax IRR	%	33.9%	28.0%
Post-Tax IRR	%	27.7%	23.4%

19.5	Cash Flows
Figures 19.1 and 19.2 provide a summary of estimated annual after- tax cash flows.

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After-tax Cash Flow
East Plant
$125
$75
$25
$(25)
$(75)
$(125)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$(500)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37
After-Tax Cash Flow
After-Tax Cash Flow Cumulative

Figure 19.1: After Tax Cash Flow: East Plant

After-tax Cash Flow
West Plant
$290
$190
$90
$(10)
$(110)
$(210)
$(310)
$(410)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34
After-Tax Cash Flow
After-Tax Cash Flow Cumulative

Figure 19.2: After Tax Cash Flow: West Plant

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19.6	Sensitivity Analysis
Sensitivity of key variables were assessed, including changes in expected selling price, increased capital expenses (including initial and sustaining capital) and associated depreciation, and operating costs. The following Tables 19.5 and 19.6 represent the sensitivity range from -30% to +30%.

EAST PLANT

Table 19.5: Lithium Price, OPEX & CAPEX Sensitivity Analysis: East Plant

SENSITIVITY ANALYSIS (Based on 34 Year Life)
Lithium Price Sensitivity	-30.0%	Base Case	30%
Lithium Product Price ($/Tonne)	$11,117	$15,881	$20,645
Post-Tax NPV (US$ M)	$268	$626	$985
Post-Tax IRR (%)	17.8%	27.7%	35.9%
Discounted Payback (Years)	4.0	2.5	1.9

Opex Sensitivity	-30.0%	Base Case	30%
LOM OPEX (US$ M)	$1,135	$1,633	$1,906
Post-Tax NPV (US$ M)	$704	$626	$549
Post-Tax IRR (%)	29.4%	27.7%	25.9%
Discounted Payback (Years)	2.3	2.5	2.6

Capex Sensitivity	-30.0%	Base Case	30%
Total Capital Expenditure (US$ M)	$549	$785	$1,020
Post-Tax NPV (US$ M)	$743	$626	$509
Post-Tax IRR (%)	38.4%	27.7%	21.1%
Discounted Payback (Years)	1.7	2.5	3.4

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WEST PLANT

Table 19.6: Lithium Price, OPEX & CAPEX Sensitivity Analysis: West Plant

SENSITIVITY ANALYSIS (Based on 31 Year Life)
Lithium Price Sensitivity	-30.0%	Base Case	30%
Lithium Hydroxide Price ($/Tonne)	$11,713	$16,733	$21,753
Post-Tax NPV (US$ M)	$568	$1,400	$2,233
Post-Tax IRR (%)	15.2%	23.4%	30.3%
Discounted Payback (Years)	6.2	4.2	3.3

Opex Sensitivity	-30.0%	Base Case	30%
LOM OPEX (US$ M)	$2,869	$3,761	$4,654
Post-Tax NPV (US$ M)	$1,588	$1,400	$1,213
Post-Tax IRR (%)	25.1%	23.4%	21.7%
Discounted Payback (Years)	3.9	4.2	4.5

Capex Sensitivity	-30.0%	Base Case	30%
Total Capital Expenditure (US$ M)	$1,271	$1,815	$2,360
Post-Tax NPV (US$ M)	$1,693	$1,400	$1,108
Post-Tax IRR (%)	32.4%	23.4%	18.0%
Discounted Payback (Years)	3.1	4.2	5.4

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20	Adjacent Properties
The brines of the Great Salt Lake host several mineral extraction facilities along its shoreline that utilize solar evaporation to concentrate the lake brine. In total, over 110,000 acres of evaporation ponds exist to support these salt recovery and processing operations. In addition to Compass Minerals, the following companies also have operations on the lake:

U.S. Magnesium – produces approximately 14% of the world’s magnesium from brines sourced from the South Arm of the Great Salt Lake and concentrated through solar evaporation in over 65,000 acres of constructed ponds.

Morton Salt – produces water softening salt and ice melt mixes with brine sourced from the South Arm of the Great Salt Lake.

Cargill – Food grade and industrial salts, with brine sourced from the South Arm of the Great Salt Lake.

The evaporation ponds associated with the property are within the mineralized deposit of the GSL and draw upon the ambient mineralized brine in the GSL. The operation has significant additional lease area outside its current developed footprint that could be developed. However, limitations on any pond expansion include regulatory decision risk associated with permitting, the possibility of environmental and ecological impacts associated with expansion, and bathymetry of the lakebed; generally, development of evaporation ponds below 4,195’ amsl is infeasible due to the mass of diking material required to protect against future elevated lake elevations that have been as high as 4,213’ amsl.

Also, the GSL Comprehensive Management Plan (Utah DNR, 2011) established leasable area on the bed of the GSL. As shown in Figure 20.1, the western side of the GSL is leasable for salt development. However, considering areas either under existing lease, bathymetric limitations and the restrictive classifications of the lakebed including presence of wildlife resource areas which would limit development Figure 20-2, the developable portions of the GSL lakebed are generally under existing lease.

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Figure 20.1: Leasable Areas of the GSL

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Box Elder County
15
Brigham City
Wasatch Mountains
Weber County
Ogden
84
Layton
Davis County
Antelope Island State Park
Bountiful
15
Salt Lake County
Salt Lake City
215
80
Tooele County

Sovereign Land Classifications

Class 1: Protect existing resource development uses

Class 2: Protect potential resource development options

Class 3: Open for consideration of any use

Class 4: Resource inventory and analysis (temporary classification)

Class 5: Protect potential resource preservation options

Class 6: Protect existing resource preservation uses

N W E S

UTAH DNR

Map: December 2011
Utah Forestry, Fire, and State Lands

Miles
0 10 20 30 40

Figure 20.2: Sovereign Land Classifications

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21	Other Relevant Data and Information
All data relevant to the estimated mineral reserves and mineral resources have been included in the sections of this Technical Report Summary.

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22	Interpretation and Conclusions

22.1	Mineral Resource
For the mass load estimations in the Great Salt Lake brine, the Utah Geological Survey (“UGS”) as of September 2020 (water samples across five locations) and United States Geological Survey bathymetry data from 2000 (sonar sampling) were used as the basis for the modeling of sodium, magnesium, potassium and lithium mass loads, the critical ions of interest. Key data from the common sampling points were compared to confirm data correlated. Because these reports are independently produced, undergo inter-agency review, and their key data points correlate, no further evaluation of sampling methods or quality control were reviewed by Company management or the QPs. In addition, the Company conducted its own sampling at UGS sample locations to further define potassium resource, in addition to lithium. The Company collected potassium and other ion data during this campaign to relate ion relationships and ratios in its modelling as well. These data were derived from samples collected by Joe Havasi, one of the QPs, in hermetically sealed samples containers, sent to an external laboratory under chain of custody, analyzed by an accredited laboratory for metals analysis, and data were reviewed and validated by SRK Consulting. Review of the data derived from the Company’s sampling campaign revealed that the data were of sufficient quality to integrate into the historic UGS data set for further mass load modelling.

The GSL facility resource model was developed and reviewed by the QPs, who also made refinements to the hydrologic model. The mineral resources stated in this TRS are based upon currently available exploration information. This data includes historical information that was collected prior to current standards. However, the uncertainty and risk associated with this historic data has been mitigated through the addition of modern sampling that has been subjected to strict QA/QC protocols that met or exceeded the industry best practices at the time.

The QPs are satisfied that the hydrological/chemical model for the Great Salt Lake reflects the current hydrological and chemical information and knowledge.

22.2	Assumptions, Risks, and Uncertainties
Although the Project is in Pilot Phase currently, confidence that there are reasonable prospects for economic extraction of lithium is bolstered by the fact the Ogden Site is currently producing salt, SOP, and magnesium chloride and has been operating for 50 years. Thus, the brine acquisition and concentration processes are well understood by Compass Minerals. Significant effort has been undertaken by Compass Minerals to understand lithium concentration in various waypoints in the near three-year pond concentration process. To that end, the Project is de-risked from a mineral extraction standpoint.

The ongoing Pilot Studies have been successful at extracting lithium and rejecting magnesium. Risk remains to the Project in the ability to ramp up to commercial scale, and to mitigate this risk Compass Minerals is endeavoring to develop a commercial scale demonstration DLE unit. The conversion process of the lithium chloride is fairly well known in the industry, and the primary risk foreseen by the QPs is costing and selecting appropriate materials of construction that are suitable for the corrosive brine.

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The Company will need to identify the optimum ambient GSL brine feed concentration to satisfy downstream concentrations that are required to feed the DLE process to produce economic volumes of lithium chloride. The QPs provided an analysis to identify a point in time, when mitigating factors such as additional evaporation acreage or additional brine volumes, in the context of depleting lithium mass load in the GSL, where the land or water requirements could no longer be satisfied. Based on this analysis, in light of the of planed production levels and other possible depletions, the QPs’ identified a 34-year life of mine, which corresponds to a 9 mg/l concentration of raw feed, the cut-off grade. The QPs’ believe the life of mine is actually longer as there has been an apparent source of lithium entering the GSL since 1991, and prior that has kept the lithium mass load constant, notwithstanding depletions that have occurred by virtue of producing magnesium chloride products which bear lithium at Compass Minerals and US Magnesium over this period. Compass Minerals can mitigate and foresee the risk of declining lithium concentration by continuing to sample GSL brines and track mass load.

22.3	Financials
Sensitivity analysis indicates that this is a robust project that can withstand 20% increases in the key cash flow components.

•If mining operating costs were to increase 20% from those currently estimated, the project would remain viable by interpolation of the sensitivities shown in Tables 19.6 and 19.7.
•If capital construction costs were to increase 20% from those currently estimated, the project would remain viable by interpolation of the sensitivities shown in Tables 19.6 and 19.7.
•The facility can also withstand a decrease in average selling price of 20% from those currently estimated according to the sensitivities shown in Tables 19.6 and 19.7.

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23	Recommendations
The QPs recommend continuing to collect potassium, magnesium, sodium, boron, and lithium concentration data from the Great Salt Lake to further expand on the current time series of data for the GSL.

23.1	Recommended Work Programs
The following activities are proposed to further inform the potassium concentration data for the GSL, with the objective of continuing the existing time series of data.

•Continue to collect sample data from UGS sample locations in the Great Salt Lake:

◦LVG-4
◦RD-2
◦FB-2
◦Continue to follow the UGS methodology for sample collection with the addition of blanks and sample duplicates for QA/QC purposes.

•These samples should be collected at minimum on a quarterly period, as is currently the practice for the UGS when sampling for other ions in the GSL.
•Collection and analysis of samples from the Pond 114 intake should continue to for verification purposes as comparison to the data at LVG4 and RD2 sites.

23.2	Recommended Work Program Costs
Based upon the recommendations presented in Section 23.1, the following cost estimate has been completed to summarize costs for recommended work programs.

Table 23.1: Summary of Costs for Recommended Work

Activity	Cost (US$)
Quarterly GSL Brine Sampling, (12) Quarters	$60,000
Laboratory Costs for Brine Analysis	$10,000
Full Analysis of GSL, Brine Chemistry Data	$60,000
Total Estimated Cost	$130,000
Source: Compass Minerals

*The cost of a demonstration scale plant will be estimated once a technology and targeted production rate are defined.

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24	References
Benchmark Mineral Intelligence. Q2 2022 Lithium Pricing Forecast (subscription). July 2022.

Goodwin (1973). Composition and Lithology of the Salt Crust, North Arm, Great Salt Lake, American Association of Petroleum Geologists Bulletin, v57

Loving BL, Miller CW, Waddell KM (2000) Water and salt balance of Great Salt Lake, Utah, and simulation of water and salt movement through the causeway, 1987-98. Water Resources Investigations Report 00-4221. U.S. Department of the Interior & U.S. Geological Survey.

Roskill. (2020). Salt Outlook to 2028. 18th Edition.

SRK, (2017). Resource and reserve audit report, Great Salt Lake, Ogden, Utah. Report prepared for Compass Minerals, February 16, 2017. SRK Consulting (U.S.) Inc. 51p.

Sturm, P.A., 1986, Utah Geological and Mineral Survey’s Great Salt Lake brine sampling program—1966 to 1985—history, database, and averaged data: Utah Geological and Mineralogical Survey Open-File Report 87, variously paginated

UGS (1999) The Extraction of Mineral Resources from Great Salt Lake, Utah: History, Developmental Milestones, and Factors Influencing Salt Extraction.

UGS (1980) Great Salt Lake a Scientific, Historical and Economic Overview, The Great Salt Lake Brine System, p 147, edited by Gwynn, J.W.

UGS (1968) Dissolved Mineral Inflow to Great Salt Lake and Chemical Characteristics of the Salt Lake
Brine, Summary for Water Years 1960, 1961, 1964, Water Resource Bulletin 10, 1968.

UGS (2016) Rupke, A., et al, Great Salt Lakes North Arm Salt Crust, Report of Investigation 276, 2016 UGS (2016 Recent Sampling Data) Great Salt Lake Brine Chemistry Database, Revision November 30, 2016

USGS (1992) Waddel, K.M., et al, Salt Budget for West Pond, Utah, April 1987 to April 1988.

USGS, (1967). Specific yield – compilation of specific yields for various materials. United States Geological Survey, Water Supply Paper 1662-D. 80p.

USGS, (2006). Calculation of area and volume for the north part of Great Salt Lake, Utah. United States Geological Survey Open-File Report 2006-1359.

UGS, (1980). Great Salt Lake, a scientific, historical, and economic overview, The Great Salt Lake Brine System, edited by J.W. Gwynn, Utah Geological Survey. 147p.

UGS, (2016). Great Salt Lakes North Arm salt crust. Utah Geological Survey, Report of Investigation 276.

UGS, (2020). Great Salt Lake brine chemistry database, Revision June 26, 2019. http://geology.utah.gov/popular/general-geology/great-salt-lake/#tab-id-5.

Utah Geological and Mineral Survey, Bulletin 116, (1980) Great Salt Lake Industrial Processing of Great Salt Lake Brines by Great Salt Lake Minerals & Chemicals Corporation.

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25	Reliance on Information Provided by Registrant
The QPs have relied upon Compass Minerals’ information and data in completing this TRS, in addition to written reports and statements of other individuals and companies with whom it does business. Materials provided by Compass Minerals include permits, licenses, historic exploration data, pumping data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, plant equipment specifications and summaries, and plant process information. It is believed that the basic assumptions are factual and accurate, and that the interpretations are reasonable. This data has been relied upon in the mine capital and cost planning and audited and there is no reason to believe that any material facts have been withheld or misstated. The QPs have taken all appropriate steps, in their professional judgment, to ensure that the work, information, or advice from outside governmental agencies and historic engineering and design studies and evaluations are sound and the QPs do not disclaim any responsibility for this Technical Report Summary.

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26	Date and Signature Page
Signed on this 14th Day of September 2022

Prepared by a Qualified Person

/s/ Joseph Havasi
Joseph Havasi, CPG-12040

/s/ Susan Patton
Susan Patton, RM-SME 2482200
Principal Consultant
RESPEC